As filed with the Securities and Exchange Commission on September 18, 1997
                                                     Registration No. 333-30743
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 ---------------

                               Amendment No. 2 to

                                    FORM F-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                 ---------------

                        ASIA ELECTRONICS HOLDING CO. INC.
            (Exact name of registrant as specified in its charter)



                                           3679                     13-3932739
   British Virgin Islands
(State or other jurisdiction         (Primary Standard           (I.R.S. Employer
     of incorporation or         Industrial Classification     Identification Number)
         organization)                 Code Number)




                   c/o Harney, Westwood
                      & Riegels
                   Craigmuir Chambers
                      P.O. Box 71

                   Road Town, Tortola                                        CT Corporation System
                                                                                 1633 Broadway
                 British Virgin Islands                                     New York, New York 10019
                     (809) 494-2233                                             (212) 315-7890
      (Address, including zip code, and telephone number,        (Name, address, including zip code and telephone number
         including area code, of registrant's principal                    including area code, of agent for service)
                   executive offices)

                                ---------------
                                   Copies to:

    Edward W. Kerson, Esq.             Shari K. Krouner, Esq.
       Proskauer Rose LLP         Kramer, Levin, Naftalis & Frankel
          1585 Broadway                   919 Third Avenue
New York, New York 10036-8299         New York, New York 10022
          (212) 969-3000                   (212) 715-9100

                                ---------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                               ---------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                       Proposed Maximum      Proposed Maximum
               Title of Each Class of                 Amount to be      Offering Price      Aggregate Offering      Amount of
            Securities to be Registered                Registered    Per Share or Note(1)        Price(1)        Registration Fee
---------------------------------------------------- -------------- ---------------------- -------------------- -----------------
Common Stock, par value $0.01 per share (2)            4,600,000           $ 8.50             $39,100,000.00       $11,848.47
---------------------------------------------------------------------------------------------------------------------------------
Representatives' Options (3)                             330,000           $ 0.001            $       330.00       $     0.09
---------------------------------------------------------------------------------------------------------------------------------
Shares underlying the Representatives' Options (4)       330,000           $10.20             $ 3,366,000.00       $ 1,019.99
---------------------------------------------------------------------------------------------------------------------------------
Advisor Options (5)                                       70,000           $ 0.001            $        70.00       $     0.02
---------------------------------------------------------------------------------------------------------------------------------
Shares underlying the Advisor Options (4)                 70,000           $10.20             $   714,000.00       $   216.36
---------------------------------------------------------------------------------------------------------------------------------
Total                                                         --                 --           $43,180,400.00       $13,084.96

================================================================================

(1) Estimated pursuant to Rule 457(a) under the Securities Act, solely for the purpose of calculating the registration fee.

(2) Includes an aggregate of 600,000 shares of Common Stock that may be sold in this Offering pursuant to the Underwriters' over-allotment option. See "Underwriting." The 4,600,000 shares of Common Stock are being offered on an underwritten basis by the Company.
(3) Represents five-year options to purchase 330,000 shares of Common Stock at an exercise price equal to 165% of the initial public offering price of the Common Stock to be issued to the Representatives of the Underwriters upon completion of this Offering.
(4) Pursuant to Rule 416, this Registration Statement also covers such indeterminable additional shares of Common Stock as may become issuable as a result of future anti-dilution adjustments in accordance with the terms of the Representatives' Options and Advisor Options, as described in the Prospectus.
(5) Represents five-year options to purchase (i) 20,000 shares of Common Stock at an exercise price equal to 165% of the initial public offering price of the Common Stock and (ii) 50,000 shares of Common Stock at an exercise price equal to 120% of the initial public offering price of the Common Stock, to be issued to certain advisors to the Company upon completion of this Offering.
                                ---------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                SUBJECT TO COMPLETION, DATED SEPTEMBER __, 1997


PROSPECTUS
----------


                               4,000,000 Shares


                    [LOGO] ASIA ELECTRONICS HOLDING CO. INC.
                                  Common Shares

                                  -----------


  Asia Electronics Holding Co. Inc. ( the "Company") hereby offers 4,000,000 shares, par value $.01 per share (the "Common Stock"), of the Company (the "Offering"). Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance such a market will develop or be sustained after this Offering. It is currently anticipated that the initial offering price for the Common Stock will be between $6.50 and $8.50 per share. For information regarding the factors to be considered in determining the initial public offering price of the Common Stock, see "Underwriting." The Common Stock has been approved for quotation on The NASDAQ National Market under the symbol "AEHCF."


  The Common Stock involves a high degree of risk and immediate substantial dilution. See "Risk Factors" beginning on page 8 and "Dilution." For a discussion of certain matters relating to the foreign status of the Company, its officers and most of its directors, see "Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations."

                                  -----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                   Price to       Underwriting      Proceeds to
                                   Public         Discount (1)      Company (2)
--------------------------------------------------------------------------------
Per Share   ..................       $                 $              $
--------------------------------------------------------------------------------
Total(2)    ..................   $              $                 $

================================================================================

(1) Excludes a non-accountable expense allowance payable by the Company to Barington Capital Group, L.P. and Value Investing Partners, Inc., the representatives of the Underwriters (the "Representatives"), in an amount equal to 3% of the gross proceeds of this Offering, and the value of five-year options (the "Representatives' Options") to purchase 330,000 shares of Common Stock at an exercise price equal to 165% of the initial public offering price being issued to the Representatives. The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be $       ,
    including the Representatives' non-accountable expense allowance.

(3) The Company has granted the Underwriters a 45-day option to purchase up to 600,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $           and
    $          , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the right to reject any order in whole or in part, and subject to certain other conditions as set forth in the Underwriting Agreement between the Company and the Underwriters. It is expected that the delivery of certificates representing the shares of Common Stock will be made against payment therefor at the offices of Barington Capital Group, L.P., 888 Seventh Avenue, New York, New York 10019 or through the facilities of The Depository
Trust Company, on or about September   , 1997.

                                  -----------

Barington Capital Group, L.P.                     Value Investing Partners, Inc.


                The date of this Prospectus is September , 1997.



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                  [PICTURES]

                                   [PICTURES]

     Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, the Representatives' Options to purchase an aggregate of 330,000 shares of Common Stock, options to purchase an aggregate of 70,000 shares of Common Stock to be issued to certain advisors to the Company (the "Advisor Options") and options to purchase up to 300,000 shares of Common Stock that may be granted under the Company's 1997 Employee Stock Option Plan, (ii) reflects transactions having the effect of a 97-for-one stock split effected on June 24, 1997 and (iii) assumes the acquisitions of 70% of the equity of Yantai Daewoo Electronics Components Co., Ltd. ("Yantai") and 90% of the equity of Xianyang Dnon Tech Special Electro Technique Co., Ltd. ("Dnon Tech") have been consummated (the "Acquisitions"). Unless the context otherwise requires, all references to the Company shall be deemed to include the Company and its subsidiaries or its predecessors, including Yantai and Dnon Tech.


                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information and financial statements and the notes to the financial statements appearing elsewhere in this Prospectus.


                                   The Company

General

     Asia Electronics Holding Co. Inc. (the "Company") is a British Virgin Islands company, incorporated in January 1996, that develops and manufactures deflection yokes for sale to manufacturers of color television sets and computer monitors. Deflection yokes are electronic devices attached to color picture tubes ("CPTs") in television sets and color display tubes ("CDTs") in computer monitors. Deflection yokes use electro-magnetic forces to aim (i.e., deflect) red, green and blue light beams at the screen in the front of the CPT or CDT. When the light beams converge, various levels of intensity within each beam create a picture on the screen, which varies in movement, color and shape according to the video signal. In addition to aiming light beams, deflection yokes ensure that the red, green and blue light beams converge at each point on the screen simultaneously, thereby causing clarity and focus. The Company believes it is one of the largest independent manufacturers of deflection yokes in the world.

     All the Company's sales are to original equipment manufacturers ("OEMs"), which integrate the Company's deflection yokes into finished goods or remarket them to other OEMs. The Company's customers include Daewoo Corporation and its affiliates ("Daewoo"), Sanyo Electric Co., Ltd. and its affiliates ("Sanyo"), Kanematsu USA, Inc., Sharp-roxy Electronics Corporation, PT. Tosummit Electronic Devices, Toshiba Corporation ("Toshiba"), India Samtel Color Limited and IRICO Group ("IRICO").

     The Company, with its predecessors, has experienced substantial growth, both in unit sales and net sales. On a pro forma consolidated basis, the number of deflection yokes sold by the Company and its predecessors has increased from approximately 1.6 million units in 1994 to approximately 3.0 million units in 1995 to approximately 5.6 million units in 1996, and net sales have increased from approximately $8.3 million in 1994 to approximately $16.5 million in 1995 to approximately $27.4 million in 1996. This represents a compounded annual growth rate in excess of 80.0% both in unit sales and in net sales. Such strong growth has continued into the first half of 1997, with unit sales of approximately 3.0 million units for the six months ended June 30, 1997, compared to approximately 2.0 million units for the six months ended June 30, 1996, and net sales of approximately $18.6 million for the six months ended June 30, 1997, compared to approximately $10.5 million for the six months ended June 30, 1996. The Company believes such growth is a result of its ability to manufacture high quality products on a cost competitive basis and the trend of OEMs to outsource labor-intensive components of their manufacturing operations.


     Industry

     Demand for deflection yokes is directly linked to the demand for cathode ray tubes ("CRTs"), which are used in both television sets (CPTs) and computer monitors (CDTs). According to a recent report by a specialty glass manufacturer (the "Report"), the market for television sets is projected to grow at a compounded annual rate of 7.1% through the year 2000 and the market for computer monitors is projected to grow at a compounded annual rate of 19.3% through the year 2000. According to the Report, the People's Republic of China's ("China") share of world CPT and CDT production is projected to increase from 16.1 million units in 1996 to 39.9 million units in 2000, which represents a compounded annual growth rate of approximately 26%. See "Business--Industry Overview" with respect to the Report. If the Company retains its current presence in China as a manufacturer of deflection yokes, it would expect to participate in China's overall growth in deflection yoke production.

     China emerged in the world electronics industry in the 1980s, especially for products for which the manufacturing process is labor intensive and not readily subject to automation. Although most major television manufacturers, such as Daewoo, Toshiba, Matsushita Electric Industrial Corp. ("Matsushita"), Sony Corporation ("Sony"), Sanyo, Philips Electronics N.V. ("Philips"), Sharp Corp. ("Sharp") and Samsung Group ("Samsung"), continue to manufacture deflection yokes to some extent, the Company believes there is a trend among OEMs to outsource the more labor-intensive segments of their manufacturing operations such as deflection yoke production. The Company believes the relatively low labor cost in China and the difficulty of automating significant portions of the manufacturing process for deflection yokes afford the Company an advantage in being able to capture additional market share in the deflection yoke industry.

     The Company believes that Murata Manufacturing Co. Ltd. ("Murata"), a Japanese corporation engaged primarily in the business of manufacturing ceramic capacitors and other electronic components with fiscal 1997 revenues of $2.4 billion, has been the largest manufacturer in the world of deflection yokes for sale to unaffiliated third parties, producing approximately 10 million units per year. In April 1997, Murata announced it was selling its deflection yoke manufacturing facility in Mexico to Totoku Electric Co., Ltd. ("Totoku"), a Japanese electronics company that manufactures CRTs. The Company believes Murata intends to exit the deflection yoke business. The Company believes Murata's deflection yoke business represents approximately 3% of Murata's annual revenues (or approximately $85 million).

     Strategy

     The Company's goal is to use its manufacturing expertise and low manufacturing costs to become the largest independent manufacturer of deflection yokes in the world. To accomplish this goal, the Company's strategy is to:

  [bullet] Expand its production capacity to meet existing and expected demand.
           The Company is expanding its production capacity and intends to use approximately $15.5 million of the net proceeds of this Offering to expand capacity further. With the additional production capacity, the Company will be able to satisfy the projected growth in demand for deflection yokes, both for television sets and computer monitors. The Company is expanding production capacity to accommodate its recent and anticipated growth. In that connection, the Company had backlog at June 30, 1997 of approximately $35.0 million, compared to backlog at June 30, 1996 of approximately $20.0 million. The Company's planned expansion will result in total production capacity of approximately 12.8 million units, compared to total production capacity of approximately 6.1 million units at the end of 1996.

  [bullet] Focus production expansion on higher margin products, such as deflection yokes for larger screen televisions. The Company currently manufactures deflection yokes for 14", 20" and 25" CPT models. The Company's planned expansion will be aimed at manufacturing the higher margin products, including deflection yokes for larger screen televisions and for CDTs. Gross profit margins for deflection yokes for 14" and 20" CPT models generally average between 10-15%, while gross profit margins for deflection yokes for 21" (wide), 25" and 29" CPT models generally average between 30-45%.

 [bullet] Expand penetration of CDT market. The Company recently entered the market for deflection yokes for computer monitors ("CDTs"), and in 1996 produced approximately 93,000 units. Deflection yokes for CDTs are more advanced than deflection yokes for CPTs in the level of design complexity and engineering specifications of each customer, due to the higher resolution of the display device. The Company's planned expansion will result in a total annual production capacity of approximately 2.2 million deflection yokes for CDTs. The Company expects that margins for CDT products will be comparable to those of the higher margin CPT products.

 [bullet] Expand customer relationships. The Company plans to increase its sales of deflection yokes by actively marketing its products to OEMs with a view to adding new customers and developing additional business from existing customers. The Company believes its commitment to quality, service and competitive prices will enable it to continue to forge strong customer relationships. The Company plans to utilize its strong supplier relationship with Daewoo to build other strategic supplier relationships. Recently, the Company has added such customers as LG Shuguang Electronics Co. Ltd. ("LG Shuguang"), Fujian Hitachi Television Co., Ltd. ("Fujian Hitachi") and Foshan Thompson Color Picture Tube Company ("Foshan Thompson").

 [bullet] Expand product development. The Company intends to develop other deflection yoke technologies and to consider opportunities for the development or acquisition of other products the Company determines it can manufacture and sell in a cost-effective manner by leveraging its manufacturing expertise and capacity.

     History

     The Company was incorporated in the British Virgin Islands in January 1996. In December 1996, the Company acquired 80% of the equity of each of Xianyang Yongxin Electronics Co., Ltd. ("Yongxin") and Xianyang Daming Electronics Co., Ltd. ("Daming"), which were established in February 1993 and October 1992, respectively. Yongxin and Daming previously were members of Xianyang & Pianzhuan Group Corporation, which is wholly owned by a state-owned asset management council ("Pianzhuan Group"). Pianzhuan Group provides, at cost, certain administrative and other management services to the Company, as well as to approximately 20 other companies, including a number of Chinese-foreign joint ventures. Du Qingsong ("Mr. Du"), the Company's Chairman and Chief Executive Officer, also is the Chairman of Pianzhuan Group.

     The Company has agreed to acquire 70% of the equity of Yantai Daewoo Electronics Components Co., Ltd. ("Yantai") and 90% of the equity of Dnon Tech Special Electro Technique Co., Ltd. ("Dnon Tech"), each a Chinese-foreign joint venture incorporated in China in 1993. Yantai, like Yongxin and Daming, develops and manufactures deflection yokes. Dnon Tech manufactures, primarily for Yongxin, Daming and Yantai, high quality enameled copper wire, which is the principal raw material used in deflection yokes.


     The Company's operating headquarters is located at 70 West Weiyang Road, Xianyang, Shaanxi Province, People's Republic of China; its telephone number at that address is (+86) (910) 332-0891. The Company's principal executive office is located at c/o Harney, Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands; its telephone number at that address is (809) 494-2233.

                                  This Offering


Common Stock offered   ........................   4,000,000 shares

Common Stock outstanding:
 Before this Offering(1)  .....................   4,850,000 shares
 After this Offering(1)(2)   ..................   8,850,000 shares

Risk Factors  .................................   The shares of Common Stock offered hereby involve
                                                  a high degree of risk. Before investing in the Common
                                                  Stock offered hereby, prospective investors should
                                                  carefully consider the risks relating to China; the
                                                  Company's dependence on major customers;
                                                  dependence on key personnel; and the other risks
                                                  described in "Risk Factors." See "Risk Factors."

Use of Proceeds  ..............................   To expand manufacturing facilities; to acquire Yantai
                                                  and Dnon Tech; to expand research and product
                                                  development activities; to develop the Company's own
                                                  sales, marketing and administrative capabilities; and
                                                  for general corporate purposes and working capital.
                                                  See "Use of Proceeds."

NASDAQ National Market Symbol   ...............   AEHCF


--------------
(1) Does not include 300,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Option Plan.
(2) Does not include 330,000 shares of Common Stock reserved for issuance upon exercise of the Representatives' Options, or 70,000 shares of Common Stock reserved for issuance upon exercise of the Advisor Options.

            Summary Unaudited Pro Forma Consolidated Financial Data

     The following summary unaudited pro forma consolidated statement of income and balance sheet data represent a consolidation of the statement of income and balance sheet data of the Company and its subsidiaries for the periods and at the dates indicated and assume that the Company had acquired Yongxin and Daming (subsidiaries acquired in December 1996), as well as Yantai and Dnon Tech (which are to be acquired contemporaneously with the closing of this Offering), on January 1, 1996. The data do not purport to be indicative of the results that would have been achieved, if the acquisitions of Yongxin, Daming, Yantai and Dnon Tech had actually been consummated on January 1, 1996, or of the results that may be achieved in the future. The data should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Selected Consolidated Financial Data of the Company," "Selected Combined Financial Data of Yongxin and Daming," "Selected Combined Financial Data of Yantai and Dnon Tech," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to the financial statements included elsewhere in this Prospectus.

Unaudited Pro Forma Consolidated Statement of Income Data:


                                   Year Ended                         Six Months Ended
                               December 31, 1996                          June 30,
                            ------------------------   ------------------------------------------------
                                                                 1996                    1997
                                                       ------------------------ -----------------------
                                            (Amounts in thousands, except per share data)
                                                                          (Unaudited)
                                RMB            US$         RMB             US$        RMB          US$
   Net sales   ............   226,612         27,336      87,400         10,543     154,043      18,582
   Gross profit   .........    58,710          7,082      18,620          2,246      46,194       5,572
   Operating income  ......    50,705          6,116      15,090          1,820      40,482       4,883
   Net income  ............    35,176          4,243      10,197          1,229      26,891       3,244
   Pro forma net income per
    common share  .........      6.18          $0.75        1.79          $0.22        4.72       $0.57
   Pro forma weighted
    average number of
    common shares
    outstanding(1)  ....... 5,693,000      5,693,000   5,693,000      5,693,000   5,693,000   5,693,000


Unaudited Pro Forma Consolidated Balance Sheet Data:

                                            As of June 30, 1997
                                    ------------------------------------
                                           (Amounts in thousands)
                                                (Unaudited)
                                                          Pro Forma
                                     Pro Forma         Consolidated As
                                    Consolidated         Adjusted(2)
                                    --------------   -------------------
                                        RMB            RMB        US$
   Working capital(3) ...........       21,402       237,771     28,682
   Total assets .................      155,932       372,301     44,910
   Short-term bank loans ........       19,686        19,686      2,375
   Total liabilities(4) .........       68,418        68,418      8,253
   Investors' equity ............       43,840       260,209     31,389


--------------
(1) The weighted average number of shares outstanding has been adjusted for the issuance in this Offering of 843,000 shares for the year ended December
    31, 1996 and the six months ended June 30, 1996 and 1997, which represents the number of shares at an assumed initial public offering price of $7.50 per share that would be required to generate the net proceeds of $5,500,000 to be used for the acquisitions of Yantai and Dnon Tech.
(2) Adjusted to reflect the sale of 4,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and the receipt and application of the net proceeds therefrom, including the consummation of the Acquisitions. See "Use of Proceeds."
(3) Represents current assets less current liabilities.
(4) Excludes negative goodwill of RMB17,450,000 ($2,105,000) resulting from the acquisitions of Yongxin and Daming, which became effective December 31, 1996.

                                 RISK FACTORS

Investment in the Common Stock offered by this Prospectus involves a high degree of risk. Prospective investors should carefully consider, together with the other information appearing in this Prospectus, the following factors, in evaluating the Company and its business, before purchasing the Common Stock offered by this Prospectus.

Risks Relating to China


     Risks Relating to the Economy of China

     The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Since 1949, the economy of China has been a planned economy subject to one- and five-year state plans adopted by central Chinese government authorities and implemented, to a large extent, by provincial and local authorities, which plans set out production and development targets. Although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. Such economic reform measures adopted by the Chinese government may be inconsistent or ineffectual, and the Company may not be able to benefit from all such reforms.

     Since 1978, the Chinese government has been reforming, and it is expected to continue to reform, China's economic systems. Many of the reforms are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Company. The Company's operating results may be adversely affected by changes in China's political, economic and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations (or the interpretation thereof), measures that may be introduced to control inflation, changes in the rate or method of taxation or the imposition of additional restrictions on currency conversion.


     The Chinese economy has experienced rapid growth in recent years, with GNP increasing at an average annual rate of 12.0% between 1992 and 1996. Such rapid growth has been accompanied by imbalances in the Chinese economy, especially with respect to inflation, which reached an annual rate of 21.7% in 1994. The inflation rate decreased to 14.8% in 1995, 6.1% in 1996 and 1.8% in the first six months of 1997.



     Risk of Loss of Benefits Provided by Economic Technology Development Zones

     As part of its economic reform, China has designated certain areas, including Weihai where the Company will have certain of its manufacturing facilities, as Economic Technology Development Zones ("ETDZs"). Foreign Investment Enterprises ("FIE") in these areas generally benefit from greater economic autonomy and more favorable tax treatment in China. The Company plans to install a new deflection yoke manufacturing facility in Weihai, which China has designated as an ETDZ. Accordingly, changes in the policies or laws governing ETDZs could have a material adverse effect on the Company.

     Risks Related to the Legal System of China

     The Chinese legal system is based on written statutes and, unlike common law systems, decided legal cases in China have little precedential value. In 1979, China began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. On December 29, 1993, the National People's Congress promulgated the Company Law of The People's Republic of China (the "Company Law"), which became effective on July 1, 1994. In August 1994, pursuant to the Company Law, the State Council issued the "PRC Special Regulations on Overseas Offering and Listing of Shares by Joint Stock Limited Companies" to regulate joint stock limited companies that offer and list their shares overseas. The Company Law, the rules and regulations promulgated under it and legal prescriptions relating to Chinese companies provide the core of the legal framework governing the corporate behavior of companies, such as the Company's subsidiaries, and their directors and shareholders. Because these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.


     Risks Related to Expansion

     The Company is currently engaged in a number of construction and expansion projects, the timing and cost of completion of which will depend on numerous factors, including the cost and availability of financing (including foreign exchange), the ability of the Company to obtain required business licenses or approvals from relevant Chinese Government authorities and changes in general economic conditions in China. There can be no assurance that the completion of the Company's expansion plans will not be adversely affected by any of these factors or by factors commonly associated with construction and expansion projects, including shortages of supply or changes in prices of equipment or materials, adverse weather conditions, natural disasters, accidents and unforeseen circumstances and problems.


     Government Control of Currency Conversion and Exchange Rate Risks

     The Renminbi currently is not a freely convertible currency. The State Administration for Exchange Control ("SAEC"), under the authority of the People's Bank of China (the "PBOC"), controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through authorized institutions at official rates fixed daily by the SAEC. Renminbi also could be converted at swap centers ("swap centers") open to Chinese enterprises and foreign invested enterprises ("FIEs"), subject to SAEC approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange rate, the Chinese government announced the establishment of an inter-bank foreign exchange market, the China Foreign Exchange Trading System ("CFETS"), and the phasing out of the swap centers. However, the swap centers have been retained as an interim measure.

     In general, under existing foreign exchange regulations, domestic enterprises operating in China must price and sell their goods and services in China in Renminbi. Any foreign exchange reserves received by such enterprises must be sold to authorized foreign exchange banks in China. The Company's subsidiaries currently retain a portion of their foreign exchange receipts in foreign currency-denominated accounts with certain foreign exchange banks. The amounts retained are within limits determined annually by the SAEC, based upon the expected payment obligations in foreign currencies. Each subsidiary's foreign currency receipts that are in excess of such limits are sold to designated foreign exchange banks in China at exchange rates announced by the PBOC. If a subsidiary requires foreign currency in excess of amounts retained, such subsidiary must, subject to applicable regulations, purchase foreign currency from the designated banks. In the event such purchases were not permitted or were limited, the subsidiary would not have sufficient foreign currencies to satisfy its obligations.

     Yongxin and Daming have FIE status and, upon consummation of the Acquisitions, Yantai and Dnon Tech will automatically obtain FIE status. FIE status enables a company to purchase foreign exchange for settlement of current transactions (as defined in the applicable regulations) and pay dividends without the prior approval of SAEC.

     The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the CFETS market. Over the last five years, the Renminbi has experienced a devaluation against most major currencies, and a significant devaluation of the Renminbi occurred on January 1, 1994 in connection with the adoption of the new unitary exchange rate. On that date, the official exchange rate for conversion of Renminbi to U.S. dollars changed from approximately RMB5.8000 to $1.00 to approximately RMB8.7000 to $1.00, representing a devaluation of approximately 50%. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against the U.S. dollar. However, there can be no assurance that such rate will not become volatile again or that there will be no further devaluation of the Renminbi. Because the Company is not able to hedge effectively against Renminbi devaluations other than by retaining its foreign exchange earnings to the extent permitted by the SAEC, any future movements in the Renminbi could have a material adverse effect on the Company's results of operations. The Company's results of operations also may be affected by changes in the value of currencies other than the Renminbi, depending upon the currencies in which the Company's earnings and obligations are denominated.


     Dependence on China Factories

     The Company's products are currently manufactured at factories located in Xianyang and Yantai in China. Firefighting and disaster relief or assistance in China are primitive by Western standards. The Company currently maintains fire, casualty and theft insurance aggregating approximately $10 million covering various of its stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of the Company's factories due to fire, severe weather, flood, or other cause, and such damage or loss would have a material adverse effect on the Company's financial condition, business and prospects. Consistent with the customary practice among enterprises in China, the Company does not carry any business interruption insurance.


     Possible Deterioration of Relations with South Korea

     Daewoo, which is the Company's largest customer, is a South Korean company. The Company's continuing operations depend on its relationship with Daewoo, and that relationship, in turn, may depend upon the relationship between China and South Korea and the ability of Chinese companies, in general to continue to engage in business with South Korean companies. In the past, China and South Korea have had significant disagreements with respect to certain issues, including issues with respect to North Korea. Relations between North Korea and South Korea, which had been stable since an armed conflict in the early 1950s, have recently worsened. No assurance can be given that the relationship between the Company and Daewoo would not be adversely affected as a result of future disagreements between China and South Korea or the resumption of an armed conflict between North Korea and South Korea.


Dependence on Major Customers


     A substantial majority of the Company's business is attributable to Daewoo, a vertically integrated producer of television sets that in 1996 ranked number 24 among the world's Fortune 500 companies, and IRICO, the third largest electronics manufacturer in China. In 1996, Daewoo accounted for approximately 50% of the Company's total pro forma consolidated net sales, approximately 50% of which was sold by Daewoo, as a sales representative of the Company, to additional customers. In the six months ended June 30, 1997, Daewoo accounted for approximately 35% of the Company's total pro forma consolidated net sales, approximately 40% of which was re-sold by Daewoo, as a sales representative of the Company, to additional customers. In addition, in 1996 and the six months ended June 30, 1997, 40% and 38.8%, respectively, of the Company's pro forma consolidated net sales were attributable to IRICO.



     The Company does not have any long-term contracts with Daewoo or IRICO, and there can be no assurance sales to Daewoo or IRICO will continue in the future. The loss of Daewoo or IRICO as a customer or a substantial decline in sales to Daewoo or IRICO would have a material adverse effect on the Company's financial condition, business and prospects. The Company's dependence on Daewoo and IRICO is expected to continue in the foreseeable future. See "Business--Sales and Marketing."


Dependence on Key Personnel


     The Company's growth and development have depended upon the services of Mr. Du, the Chairman and Chief Executive Officer of the Company. The loss of Mr. Du's services for any reason could have a material adverse effect on the Company. The Company has obtained key man life insurance on the life of Mr. Du in the amount of $2 million.


Control by Mr. Du

     Upon consummation of this Offering and assuming the Underwriter's over-allotment is not exercised, To Shing Hoi, Mr. Du's son, will own approximately 51.5% of the outstanding shares of Common Stock. Mr. Du and his son entered into an agreement, pursuant to which Mr. Du's son has agreed that, until the tenth anniversary of the effective date of this Offering, (i) he will not sell or otherwise dispose of any of his shares of Common Stock without

Mr. Du's prior written consent, and (ii) he will vote his shares as Mr. Du directs. As a consequence, Mr. Du will be able to control virtually all matters requiring approval by the shareholders of the Company. See "Certain Relationships and Related Transactions."


Dependence on Pianzhuan Group

     The Company relies on Pianzhuan Group for marketing, administrative functions and research and development. A substantial portion of the Company's sales in China are from customer orders placed directly with Pianzhuan Group, which then fills such orders through the Company's manufacturing facilities. In 1996 and the six months ended June 30, 1997, approximately 49% and 65%, respectively, of the Company's pro forma consolidated net sales were attributable to orders placed through Pianzhuan Group. Such sales are made under Pianzhuan Group's name. Until such time as the Company establishes its own research and development division, expands its own sales and marketing activities and develops the Asia Electronics brand name, the loss of services of Pianzhuan Group for any reason could have a material adverse effect on the Company. See "Business--Sales and Marketing;" "Certain Relationships and Related Transactions."


Potential Conflicts of Interest

     The Company's Chairman, Mr. Du, also is the Chairman of Pianzhuan Group, a company that provides, at cost, certain administrative, financial, marketing, research and development and personnel services for 23 affiliated business entities, including a manufacturer of deflection yokes and deflection yoke components, as well as Chinese-foreign joint ventures, government-controlled businesses and manufacturers of medical equipment, speakers, cameras, automobiles and chemicals. The Company pays Pianzhuan Group its proportionate share of the actual cost of providing these services. See "Certain Relationships and Related Transactions."


     Pianzhuan Group and the Company may from time to time compete for the same business opportunities or engage in transactions with each other. In that connection, the subsidiaries of the Company and the member entities of Pianzhuan Group (the "Members") have agreed that the Members may not sell or market deflection yokes in China. In addition, the Company has appointed Pianzhuan Group as its exclusive sales and marketing agent with respect to deflection yokes to be sold in China. In connection with such arrangement, Pianzhuan Group has agreed that it will sell or market in China only the Company's deflection yokes. Subject to certain conditions, these agreements will terminate on the tenth anniversary of the closing of this Offering, unless sooner terminated by the Company. See "Certain Relationships and Related Transactions" and "Principal Shareholders." There can be no assurance that such agreements will be enforced by a Chinese court. See "Risk Factors--Risks Relating to China;" and "Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations."


     Mr. Du has agreed with the Company that, until at least the fifth anniversary of the closing of this Offering, he intends to devote at least 75% of his business time to the Company. Nonetheless, Pianzhuan Group and the Company may from time to time compete for Mr. Du's time and attention. See "Certain Relationships and Related Transactions."


Broad Discretion as to Use of Proceeds

     Approximately $4,100,000 of the net proceeds of this Offering ($8,100,000, if the Underwriters' over-allotment option is exercised in full) are for research and product development and working capital purposes. Research and product development and working capital could include one or more projects that are not described in this Prospectus. Investors should consider the broad discretion of management of the Company in utilizing the net proceeds of this Offering. See "Use of Proceeds."


Risks of Competition

     The deflection yoke industry generally is highly competitive. Certain of the Company's competitors are significantly larger than the Company and have greater access to capital and other resources. The Company and other deflection yoke producers increasingly compete on the basis of quality, customer service and price. To the extent one or more of the Company's competitors becomes more successful with respect to any of these competitive factors, the Company's business could be adversely affected.

Risk of Obsolescence

     The introduction of products embodying new technology, such as "flat-panel displays" and the emergence of new industry standards may render the Company's products obsolete and unmarketable. The Company's success will depend upon its ability to enhance its existing products and develop new products that keep pace with technological developments and emerging industry standards in order to meet the changing needs of the Company's customers. There can be no assurance that technological changes or evolving industry standards will not render the Company's products obsolete.


Absence of Protection for Intellectual Property

     The Company uses what it considers, based on customary business practices in China, appropriate measures to protect its technology. These measures may not provide adequate protection, and the Company's competitors may develop functionally equivalent technology independently. The Company has applied for a Chinese patent on a design of a 25" screen deflection yoke; however, there can be no assurance that this patent will be issued on the basis of that application or, if issued, will provide material protection for the Company's technology. In addition, there can be no assurance that such patent will not be challenged, invalidated or circumvented, in which event the Company may be adversely affected. Moreover, much of the core technology involved in manufacturing deflection yokes is not patentable, and as a result there are no significant barriers to another company's entry into the industry.


     The Company may receive, in the future, notices from third parties alleging that the Company is infringing the intellectual property rights of a third party. A finding that the Company has infringed the intellectual property rights of a third party could have a material adverse effect on the Company.



Holding Company Structure; Restrictions on the Payment of Dividends

     The Company has no direct business operations, other than its ownership of its subsidiaries. While the Company has no intention of paying dividends, should it decide in the future to do so, as a holding company, the Company's ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from its operating subsidiaries and its other holdings and investments. In addition, the Company's operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.


Potential Difficulty in Effecting Service of Legal Process and Enforcing Judgments Against the Company and its Management

     The Company is a British Virgin Islands holding company, and all or a substantial portion of the assets of its subsidiaries are located in China. In addition, most of the directors and officers of the Company are not residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act of 1933, as amended (the "Securities Act"). Moreover, there is doubt as to whether the courts of the British Virgin Islands or China would enforce (i) judgments of United States courts against the Company, its directors or its officers predicated on the civil liability provisions of the securities laws of the United States or any state thereof or (ii) in original actions brought in the British Virgin Islands or China, liabilities against the Company or such non-residents predicated upon the securities laws of the United States or any state thereof. See "Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations."


Political and Economic Risks from International Operations


     The Company acquires materials used in the manufacturing and assembling of deflection yokes from companies located in South Korea, Japan and the United States, and sells to customers located in South Korea, Japan, Malaysia, Singapore, India and Mexico. Japan's trade surplus has forced a revaluation of the Japanese yen on international markets, which may have the effect of making materials or components used by the Company to manufacture its products more expensive. Because of the international nature of the Company's operations, the Company's business is subject to political and economic risks beyond those involving China, including political instability, and changes in import/export regulations and tariff and freight charges. Changes in tariff structures or other trade policies could adversely affect the Company's suppliers or customers or decrease the cost of supplies for the Company's competitors.


Certain Legal Consequences of Incorporation in British Virgin Islands


     Pursuant to the Company's Memorandum of Association and Articles of Association and pursuant to the law of the British Virgin Islands, the Company's Memorandum of Association and Articles of Association may be amended by the Board of Directors without shareholder approval (provided a majority of the Company's independent directors do not vote against the amendment). Until successors are elected, the Company's independent directors following this Offering will consist of Robert Adler and Hans Decker. See "Management." Amendments that can be effected by the Board of Directors without shareholder approval include amendments increasing or reducing the authorized capital stock of the Company and increasing or reducing the par value of its shares. The Board of Directors has no intention of taking any action of this sort at present, but the ability of the Board of Directors to amend the Memorandum of Association and Articles of Association without shareholder approval could delay, deter, or prevent a change in control of the Company, including a tender offer to purchase Common Stock at a premium over then current market prices.

     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. There may be circumstances where the British Virgin Islands law protecting the interests of minority shareholders may not be as protective as the law protecting minority shareholders in United States jurisdictions. See "Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations."


No Prior Market; Possible Volatility of Share Price; NASDAQ Delisting

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance an active trading market will develop and be sustained after this Offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representatives. See "Underwriting." Moreover, there may be significant volatility in the market price for the Common Stock after this Offering. Quarterly operating results of the Company, changes in conditions in the Chinese or international economy or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially.


     The Common Stock has been approved for quotation on The NASDAQ National Market ("NASDAQ"). If the listing is approved, the continued trading of the Company's Common Stock on NASDAQ is conditioned upon the Company meeting certain asset, revenue and stock price tests. If the Company fails to meet any of these tests, the Common Stock may be delisted from trading on NASDAQ, which could have a material adverse effect on the trading market and price for the Common Stock. In addition, low price stocks are subject to additional risks, including additional federal and state regulatory requirements and the potential loss of effective trading markets.


Immediate Dilution

     Purchasers of the Common Stock offered by this Prospectus will experience immediate and substantial dilution in pro forma consolidated net tangible book value per share of Common Stock of $3.87 from the initial public offering price. The initial public offering price is substantially greater than the effective price at which the Company's existing shareholders purchased their shares of Common Stock.


Possible Depression of the Market Price for the Common Stock

     After the consummation of this Offering, the Company will have 8,850,000 shares of Common Stock outstanding. Of these, the 4,000,000 shares of Common Stock sold in this Offering will be freely transferable and tradeable (except by affiliates of the Company) without restriction or further registration under the Securities Act. Of the remaining shares of Common Stock, all are owned by shareholders who currently are officers or directors or deemed affiliates of the Company and may only be sold in the public United States market pursuant to an effective registration statement, or in accordance with Rule 144 promulgated under the Securities Act or another exemption therefrom. Officers, directors and shareholders of the Company holding all 4,850,000 of the outstanding shares of Common Stock prior to this Offering have agreed not to sell (i.e., they have agreed to "lock up") such Common Stock for 24 months from and after the effective date of this Offering ((i) 12 months, if the closing sale price of the Common Stock on NASDAQ has been at least 250% of the initial public offering price per share of Common Stock for a period of 20 consecutive trading days ending within five days of the date of such sale, and such sale is completed at a price in excess of 250% of the initial public offering price per share of Common Stock, or (ii) six months, in connection with certain underwritten public offerings) following the effective date of this Offering, without the consent of the Representatives. In addition, the Company has agreed not to sell any shares of Common Stock for 12 months (six months, in connection with certain underwritten public offerings) following the effective date of this Offering, without the consent of the Representatives, subject to limited exceptions. The Company has been advised by the Representatives that they have no general policy with respect to granting releases from such lock-up agreements. The Representatives may, in their discretion and without notice to the public, waive the lock-up and permit sales prior to the expiration of the lock-up period. Sales of substantial amounts of Common Stock under Rule 144, Regulation S or otherwise, or even the potential for such sales, could depress the market price of the Common Stock, and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale."


Risks Related to Unavailability of Information due to Exemptions under the Exchange Act for a Foreign Private Issuer

     The Company is a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is exempt from certain provisions applicable to United States public companies, including: (i) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the "Commission") of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction. Because of these exemptions, investors in this Offering are not afforded the same protections or information generally available to investors in public companies organized in the United States. The Company has agreed with the Representatives in the Underwriting Agreement to file its annual reports with the Commission and publicly release quarterly financial reports within the same time periods as United States companies are required to file such reports with the Commission.

                 ENFORCEABILITY OF CIVIL LIABILITIES AND CERTAIN
                          FOREIGN ISSUER CONSIDERATIONS



     The Company is a British Virgin Islands holding company, and all or a substantial portion of the assets of its subsidiaries are located in China. In addition, most of the directors and officers of the Company are not residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such non-residents or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. The Company has been advised by its China counsel, Jun He Law Office and by its British Virgin Islands counsel, Harney, Westwood & Riegels, that there is uncertainty as to whether courts of China or the British Virgin Islands, respectively, would enforce (i) judgments of United States courts obtained against the Company or such non-residents predicated on the civil liability provisions of the securities laws of the United States or any state thereof or
(ii) in original actions brought in China or the British Virgin Islands, liabilities against the Company or such non-residents predicated upon the securities laws of the United States or any state thereof. The Company has designated CT Corporation System as its agent for service of process in the United States with respect to this Offering.



     The Company has been advised by its China counsel, Jun He Law Office, and its British Virgin Islands counsel, Harney, Westwood & Riegels, that there are no treaties between China and the United States, nor between the British Virgin Islands and the United States, respectively, providing for the reciprocal enforcement of foreign judgments. However, the courts of China and the British Virgin Islands may accept a foreign judgment as rebuttable evidence of a debt due. An action may be commenced in China or the British Virgin Islands for recovery of this debt. However, a Chinese or British Virgin Islands court may only accept a foreign judgment as evidence of a debt due, if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Chinese or British Virgin Islands court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgement was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the private international law rules in China as to conflict of laws in China or common law rules as to conflict of laws in the British Virgin Islands; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication); (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of China or the British Virgin Islands; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Chinese or the British Virgin Islands court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing. Enforcement of a foreign judgment in China or the British Virgin Islands also may be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.


     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. While the Company believes there are no material differences between the protection afforded to minority shareholders of a company organized as an International Business Company under the law of the British Virgin Islands from those generally available to shareholders of corporations organized in the United States, there may be circumstances where the British Virgin Islands law protecting the interests of minority shareholders may not be as protective as the law protecting minority shareholders in United States jurisdictions. Under British Virgin Islands law, a shareholder of a company, like the Company, organized as an International Business Company under the law of the British Virgin Islands may bring an action against the company, even if other shareholders do not wish to bring an action and even though no wrong has been done to the shareholder personally. This is a representative action (i.e., an action on the shareholder's own behalf and on behalf of other persons in his class, or similarly situated). Instances where such representative actions may be brought include: (i) to compel the company to act in a manner consistent with the Memorandum of Association and Articles of Association; (ii) to restrain directors from acting on resolutions, where notice of a shareholders' meeting failed adequately to inform shareholders of a resolution proposed at the meeting; (iii) to restrain the company, where it proposes to perform an act ultra vires to the Memorandum of Association and the

Articles of Association or to seek damages from directors to compensate the company from the consequences of such an ultra vires act, or to recover property of the company disposed of pursuant to such ultra vires act; (iv) to restrain the company from acting upon a resolution that was not made in good faith and for the benefit of shareholders as a whole; (v) to redress where a resolution passed at a shareholders meeting was not properly passed (e.g., it was not passed with the necessary majority); (vi) to restrain the company from performing an act which is contrary to law; and (vii) to restrain the company from taking any action in the name and for the benefit of the company. Such an action also may be brought against directors and promoters who have breached their fiduciary duties to the company, though acts amounting to a breach of a fiduciary duty can be ratified by a general meeting of shareholders, in the absence of fraud. Such actions against directors and promoters only may be taken, however, if such directors and promoters have power to influence the action taken by a general meeting by means of, for instance, their votes as shareholders, thereby preventing the company from suing them in the company's name. Although British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors representatively or derivatively, the circumstances in which any such action may be brought as set forth above may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders in a United States company.


                FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     The Company has prepared its consolidated financial statements in accordance with United States generally accepted accounting principles consistently applied and publishes such statements in Chinese Renminbi, the functional currency of the Company's subsidiaries and the legal tender currency of China. All references to "Renminbi" or "RMB" are to Renminbi. All references to "U.S. Dollars," "dollars" or "$" are to United States dollars. Conversion of amounts from Renminbi into United States dollars for the convenience of the reader has been made at the unified exchange rate quoted by the PBOC on June 30, 1997 of US$1.00 = RMB8.2900.

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:



                                 Noon Buying Rate(1)
                   ------------------------------------------------
Period             Period End     Average(2)      High       Low
------             ------------   ----------     --------   -------
                                    (RMB per US$)
    1992  ......     5.7662         5.5309       5.9007     5.4124
    1993  ......     5.8145         5.7776       5.8245     5.7076
    1994  ......     8.4662         8.6303       8.7409     8.4662
    1995  ......     8.3374         8.3852       8.5000     8.2916
    1996  ......     8.3284         8.3387       8.5000     8.3267

--------------
(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Prior to 1994, the noon buying rate was based on the Official Exchange Rate. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.
(2) Determined by averaging the rates on the last business day of each month during the relevant period.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered hereby, assuming an initial public offering price of $7.50 per share and after deducting underwriting discounts and the estimated expenses of this Offering payable by the Company, are estimated to be approximately $26.1 million ($30.1 million, if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of this Offering as follows:

                                                              Approximate
                                                                Amount        Percent
                                                              -------------   --------
    Expansion of manufacturing facilities   ...............   $15,500,000      59.4%
    Acquisitions    .......................................     5,500,000      21.1
    Research and product development  .....................     2,000,000       7.7
    Sales and marketing   .................................     1,000,000       3.8
    General corporate purposes and working capital   ......     2,100,000       8.0
                                                              ------------    ------
      Total   .............................................   $26,100,000     100.0%
                                                              ============    ======

     The Company intends to apply approximately $15.5 million of the net proceeds of this Offering to finance the installation of its new deflection yoke manufacturing facility in Weihai (approximately $10.0 million), and the expansion of its two existing deflection yoke manufacturing facilities in Xianyang (approximately $5.5 million in the aggregate). These expansion efforts will increase the Company's annual manufacturing capacity from approximately
6.1 million units to approximately 12.8 million units.

     On December 26, 1996, the Company entered into a definitive agreement to acquire 90% of the equity of Dnon Tech for $2.7 million and, on December 28, 1996, the Company entered into a definitive agreement to acquire 70% of the equity of Yantai for $2.8 million. The Company expects to consummate the Acquisitions contemporaneously with the closing of this Offering. See "Certain Relationships and Related Transactions."

     The Company believes its ability to accelerate its product development activities and to take advantage of acquisition opportunities will be enhanced by the additional capital from this Offering. The Company intends to consider the development or acquisition of other product lines that the Company determines it can manufacture in a cost-effective manner by leveraging its manufacturing expertise and efficiencies. In that connection, the Company intends to apply approximately $2.0 million of the net proceeds of this Offering to research and product development activities, including the payment of licensing fees to unrelated third parties for deflection yoke technology and the establishment of two research and development divisions.

     The Company also intends to apply approximately $1.0 million of the net proceeds of this Offering to sales and marketing activities, including the establishment of sales and marketing offices in Korea, Japan and the United States. At present, the Company relies on Pianzhuan Group for research and development and sales and marketing activities. Following this Offering, the Company intends to rely increasingly on its own personnel and resources in these areas. See "Certain Relationships and Related Transactions."

     The Company will use the remaining approximately $2.1 million ($6.1 million, if the Underwriters' over-allotment option is exercised in full) of net proceeds of this Offering for general corporate purposes and working capital.

     Pending such uses, the Company intends to invest the net proceeds of this Offering in U.S. short-term, investment grade, interest-bearing securities.

     The foregoing represents the Company's best estimate of its allocation of the estimated net proceeds of this Offering. Approximately $4,100,000, or 15.7%, of the net proceeds of this Offering ($8,100,000, or 26.9%, if the Underwriters' over-allotment option is exercised in full) are for research and product development and general corporate purposes and working capital. Such amounts are subject to reapportionment among the other categories listed above or among additional categories in response to, among other things, changes in the Company's plans, regulations and economic and industry conditions.

                                   DILUTION


     The consolidated net tangible book value of the Company as of June 30, 1997 was approximately RMB61,290,000 ($7,393,000), or approximately RMB12.64 ($1.52) per share. Consolidated net tangible book value per share represents the amount of the Company's total assets (other than intangible assets) less total liabilities (other than negative goodwill), divided by the number of shares of Common Stock outstanding.

     Dilution per share to new investors represents the difference between the amount per share paid by purchasers of Common Stock in this Offering and the consolidated net tangible book value per share of Common Stock immediately after the consummation of this Offering. After giving effect to the sale of 4,000,000 shares of Common Stock in this Offering, the receipt of the net proceeds therefrom and the application of a portion of such net proceeds to consummate the Acquisitions, the consolidated net tangible book value of the Company as of June 30, 1997 would have been approximately RMB266,128,000 ($32,103,000) or RMB30.07 ($3.63) per share. This represents an immediate increase in consolidated net tangible book value of approximately RMB17.43 ($2.11) per share to existing shareholders and an immediate dilution in consolidated net tangible book value of RMB32.11 ($3.87) per share to purchasers of Common Stock in this Offering, as illustrated in the following table:


   Assumed initial public offering price per share(1)    ...............              $ 7.50
     Consolidated net tangible book value per share as of
     June 30, 1997   ...................................................   $1.52
     Increase per share attributable to new investors and Acquisitions     $2.11
                                                                           ------
   Consolidated net tangible book value per share after this Offering                   3.63
                                                                                      ------
   Dilution per share to new investors    ..............................              $ 3.87
                                                                                      ======

--------------
(1) Before deducting estimated underwriting discounts, commissions and estimated expenses payable by the Company.

     The following table summarizes the differences between existing shareholders and new investors in this Offering with respect to the number and percentage of shares of Common Stock purchased from the Company, the amount and percentage of consideration paid and the average price per share.



                                        Shares Purchased             Consideration          Average
                                     -----------------------   -------------------------     Price
                                      Number        Percent       Amount        Percent    Per Share
                                     -----------   ---------   -------------   ---------   ----------
Existing Shareholders (1)   ......   4,850,000        54.8%    $ 3,322,000        10.0%      $ 0.68
New Investors   ..................   4,000,000        45.2%     30,000,000        90.0%        7.50
                                     ---------       ------    -----------      ------
  Total   ........................   8,850,000       100.0%    $33,322,000       100.0%
                                     =========       =====     ===========      ======

--------------
(1) Does not include 300,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Option Plan. See "Management--1997 Employee Stock Option Plan."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997, (i) as reflected in the Company's consolidated financial statements and (ii) on a pro forma basis, as adjusted to reflect the sale by the Company of the 4,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share, less Underwriters' discounts and commissions and the estimated offering expenses of this Offering of $3.9 million, and the receipt and application of the net proceeds received therefrom, including the consummation of the Acquisitions. See "Unaudited Pro Forma Consolidated Financial Information."


                                                                     June 30, 1997
                                                        ---------------------------------------
                                                                    Pro Forma,     Pro Forma,
                                                        Actual     As Adjusted     As Adjusted
                                                        --------   -------------   ------------
                                                                (Amounts in thousands)
                                                         RMB           RMB            US$
Short-term bank loans  ..............................   12,436        19,686          2,375
                                                        ======       =======         ======
Investors' Equity:
Common Stock, $0.01 par value per share:
 30,000,000 share authorized, 4,850,000 shares issued
 and outstanding; 8,850,000 shares issued and
 outstanding as adjusted  ...........................      402           734             89
Additional paid-in capital   ........................   27,170       243,207         29,337
Retained earnings   .................................   16,268        16,268          1,963
                                                        ------       -------         ------
  Total investors' equity    ........................   43,840       260,209         31,389
                                                        ------       -------         ------
   Total capitalization   ...........................   43,840       260,209         31,389
                                                        ======       =======         ======


                                DIVIDEND POLICY

     The Company currently intends to retain its earnings to support its growth strategy and does not anticipate paying any dividends on the Common Stock in the foreseeable future. As a holding company, the ability of the Company to pay dividends depends upon the receipt of dividends or other payments from its subsidiaries. See "Risk Factors--Holding Company Structure; Restrictions on the Payment of Dividends." Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors. Dividends, if any, paid in the future on the Common Stock will be paid in U.S. dollars.

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated statement of income for the year ended December 31, 1996 represents a consolidation, adjusted as described in the accompanying notes, of the audited combined statement of income of Yongxin and Daming for the year ended December 31, 1996 and the audited combined statement of income of Yantai and Dnon Tech for the year ended December 31, 1996, as if the operations of the Company had been consolidated with the operations of Yongxin, Daming, Yantai and Dnon Tech at January 1, 1996. The Company did not have any operations during the year ended December 31, 1996. The Company acquired 80% of the equity of each of Yongxin and Daming effective as of December 31, 1996 and intends to acquire 70% and 90%, respectively, of the equity of Yantai and Dnon Tech upon the consummation of this Offering. Each of these acquisitions has been or will be treated as a purchase for accounting purposes.

     The following unaudited pro forma consolidated statement of income for the six months ended June 30, 1996 represents a consolidation, adjusted as described in the accompanying notes, of the unaudited combined statement of income of Yongxin and Daming, and the unaudited combined statement of income of Yantai and Dnon Tech for the six months ended June 30, 1996, as if the operations of the Company had been consolidated with the operations of Yongxin, Daming, Yantai and Dnon Tech at the beginning of the six months ended June 30, 1996.

     The following unaudited pro forma consolidated statement of income for the six months ended June 30, 1997 represents a consolidation, adjusted as described in the accompanying notes, of the unaudited consolidated statement of income of the Company (which included Yongxin and Daming for the full period) and the unaudited combined statement of income of Yantai and Dnon Tech for the six months ended June 30, 1997, as if the operations of the Company had been consolidated with the operations of Yantai and Dnon Tech at the beginning of the six months ended June 30, 1997.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The pro forma adjustments include the effects of the accounting for the Acquisitions under the purchase method, based upon preliminary allocations of the purchase price. Final allocations are subject to valuations as of each acquisition date based upon appraisals and other studies not yet completed. Accordingly, the final allocations may result in amounts that are different from those reflected herein.

     The following pro forma consolidated statements of income do not purport to be indicative of the results that would have been achieved, if the acquisitions of Yongxin, Daming, Yantai and Dnon Tech had actually been consummated as of January 1, 1996 or January 1, 1997, as the case may be, or of the results that may be achieved in the future. The following pro forma consolidated statements of income should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements of the Company, the combined financial statements of Yongxin and Daming and of Yantai and Dnon Tech and the unaudited pro forma consolidated balance sheet and notes to that balance sheet, all appearing elsewhere in this Prospectus.

             Unaudited Pro Forma Consolidated Statement Of Income


                                                                   Year Ended December 31, 1996
                                      --------------------------------------------------------------------------------------
                                                                    Yantai
                                          Asia        Yongxin        and
                                       Electronics      and          Dnon             Pro
                                         Holding       Daming        Tech            Forma                Pro Forma
                                        Co. Inc.     (combined)   (combined)      Adjustments            Consolidated
                                      ------------- ------------ ------------ ------------------- --------------------------
                                                          (Amounts in thousands, except per share data)
                                           RMB          RMB          RMB              RMB              RMB             US$
Sales  ..............................         --       143,684      86,362          (3,434)(1)       226,612        27,336
Cost of goods sold    ...............         --       (96,350)    (74,737)          3,185 (1)      (167,902)      (20,254)
Selling and administrative
 expenses    ........................         --        (4,511)     (3,494)                           (8,005)         (966)
Interest expense, net    ............         --        (1,037)     (2,117)                           (3,154)         (380)
Other (expenses) income, net   ......         --          (114)        653           4,216 (2)         3,602           434
                                                                                    (1,153)(3)
                                         -------     ---------    --------          ------          --------     ---------
Total costs and expenses    .........         --      (102,012)    (79,695)          6,248          (175,459)      (21,166)
                                         -------     ---------    --------          ------          --------     ---------
Income before income taxes  .........         --        41,672       6,667           2,814            51,153         6,170
Provision for income taxes  .........         --        (7,411)        205                            (7,206)         (869)
                                         -------     ---------    --------          ------          --------     ---------
Income after income taxes   .........         --        34,261       6,872           2,814            43,947         5,301
Minority interest  ..................         --            --          --          (8,771)(4)        (8,771)       (1,058)
                                         -------     ---------    --------          ------          --------     ---------
Net income   ........................                   34,261       6,872          (5,957)           35,176         4,243
                                         =======     =========    ========          ======          ========     =========
Pro forma net income per common
 share ..............................                                                                   6.18          0.75
Pro forma weighted average
 number of common shares
 outstanding(5)    ..................                                                              5,693,000     5,693,000

--------------
(1) Adjusted to eliminate inter-company sales and purchases of enameled copper wire and machines.
(2) Adjusted to record the amortization of negative goodwill arising from the acquisition of 80% of the equity of each of Yongxin and Daming over a period of 10 years and to adjust the related depreciation charge of property, plant and equipment reduced proportionally as a result of the above acquisitions.
(3) Adjusted to record the amortization of goodwill arising from the acquisition of 70% of the equity of Yantai and 90% of the equity of Dnon Tech over a period of 10 years.
(4) Adjusted to account for the minority interests of Yongxin (20%), Daming (20%), Yantai (30%) and Dnon Tech (10%).
(5) The weighted average number of shares outstanding has been adjusted for the issuance in this Offering of 843,000 shares for the year ended December
    31, 1996, which represents the number of shares at an assumed initial public offering price of $7.50 per share that would be required to generate the net proceeds of $5,500,000 to be used for the acquisitions of Yantai and Dnon Tech.

             Unaudited Pro Forma Consolidated Statement of Income


                                                                  Six Months Ended June 30, 1996
                                          -------------------------------------------------------------------------------
                                                                        Yantai
                                              Asia        Yongxin        and
                                           Electronics      and          Dnon          Pro
                                                Holding       Daming    Tech          Forma              Pro Forma
                                            Co. Inc.     (combined)   (combined)    Adjustments        Consolidated
                                          ------------- ------------ ------------  -------------  -----------------------
                                                                (Amounts in thousands, except per share data)
                                               RMB          RMB          RMB         RMB                RMB          US$
Sales   .................................         --       53,755       34,828     (1,183)(1)         187,400     10,543
Cost of goods sold  .....................         --      (39,052)     (30,911)     1,183 (1)         (68,780)    (8,297)
Selling and administrative
 expenses ...............................         --       (2,013)      (1,517)                        (3,530)      (426)
Interest expense, net  ..................         --       (1,211)        (728)                        (1,939)      (234)
Other (expenses) income, net    .........         --          (44)         350      2,128 (2)           1,858        224
                                                                                     (576)(3)
                                             --------    --------     --------     ------           ---------   --------
Total costs and expenses  ...............         --      (42,320)     (32,806)     2,735             (72,391)    (8,733)
                                             --------    --------     --------     ------           ---------   --------
Income before income taxes   ............         --       11,435        2,022      1,552              15,009      1,810
Provision for income taxes   ............         --       (2,538)          87                         (2,451)      (296)
                                             --------    --------     --------     ------           ---------   --------
Income after income taxes    ............         --        8,897        2,109      1,552              12,558      1,514
Minority interest   .....................         --           --           --     (2,361)(4)          (2,361)      (285)
                                             --------    --------     --------     ------           ---------   --------
Net income    ...........................         --        8,897        2,109       (809)             10,197      1,229
                                             ========    ========     ========     ======           =========   ========
Pro forma net income per common
 share  .................................
Pro forma weighted average
 number of common shares
 outstanding(5) .........................                                                                1.79       0.22

                                                                                                    5,693,000  5,693,000

--------------
(1) Adjusted to eliminate inter-company sales and purchases of enameled copper wire.
(2) Adjusted to record the amortization of negative goodwill arising from the acquisition of 80% of the equity of each of Yongxin and Daming over a period of 10 years and to adjust the related depreciation charge of property, plant and equipment reduced proportionally as a result of the above acquisitions.
(3) Adjusted to record the amortization of goodwill arising from the acquisition of 70% of the equity of Yantai and 90% of the equity of Dnon Tech over a period of 10 years.
(4) Adjusted to account for the minority interests of Yongxin (20%), Daming (20%), Yantai (30%) and Dnon Tech (10%).
(5) The weighted average number of shares outstanding has been adjusted for the issuance in this Offering of 843,000 shares for the six months ended June 30, 1996, which represents the number of shares at an assumed initial public offering price of $7.50 per share that would be required to generate the net proceeds of $5,500,000 to be used for the acquisitions of Yantai and Dnon Tech.

              Unaudited Pro Forma Consolidated Statement Of Income



                                                                      Six Months Ended June 30, 1997
                                            ----------------------------------------------------------------------------------
                                                Asia
                                             Electronics     Yantai and
                                             Holding Co.        Dnon
                                               Inc. &           Tech            Pro Forma                  Pro Forma
                                            Subsidiaries     (combined)        Adjustments                Consolidated
                                            --------------   ------------   -------------------   ----------------------------
                                                              (Amounts in thousands, except per share data)
                                                RMB             RMB                RMB                RMB            US$
Sales   .................................      111,443          49,439            (6,839)(1)         154,043          18,582
Cost of goods sold  .....................      (80,775)        (41,063)            6,839 (1)        (107,849)        (13,010)
                                                                                   7,150 (2)
Selling and administrative expenses .....       (3,356)         (2,356)                               (5,712)           (689)
Interest expense, net  ..................       (2,363)         (1,307)                               (3,670)           (443)
Other income, net   .....................        2,102             314              (577)(3)           1,839             222
                                              --------        --------        ----------           ---------       ---------
Total costs and expenses  ...............      (84,392)        (44,412)           13,412            (115,392)        (13,920)
                                              --------        --------        ----------           ---------       ---------
Income before income taxes   ............       27,051           5,027             6,573              38,651           4,662
Provision for income taxes   ............       (5,434)             79                                (5,355)           (646)
                                              --------        --------        ----------           ---------       ---------
Income after income taxes    ............       21,617           5,106             6,573              33,296           4,016
Minority interest   .....................       (5,333)             --            (1,072)(4)          (6,405)           (772)
                                              --------        --------        ----------           ---------       ---------
Net income    ...........................       16,284           5,106             5,501              26,891           3,244
                                              ========        ========        ==========           =========       =========
Pro forma net income per common
 share  .................................                                                               4.72            0.57
Pro forma weighted average number
 of common shares outstanding(5)   ......                                                          5,693,000       5,693,000

--------------
(1) Adjusted to eliminate inter-company sales and purchases of enameled copper wire.

(2) This represents the reversal of a revaluation of inventory to fair value in connection with the acquisition, which was included in the results of operations in the first quarter 1997.

(3) Adjusted to record the amortization of goodwill arising from the acquisition of 70% of the equity of Yantai and 90% of the equity of Dnon Tech over a period of 10 years.

(4) Adjusted to account for the minority interests of Yantai (30%) and Dnon Tech (10%).

(5) The weighted average number of shares outstanding has been adjusted for the issuance in this Offering of 843,000 shares for the six months ended June 30, 1997, which represents the number of shares at an assumed initial public offering price of $7.50 per share that would be required to generate the net proceeds of $5,500,000 to be used for the acquisitions of Yantai and Dnon Tech.

     The following unaudited pro forma consolidated balance sheet represents a consolidation, adjusted as described in the accompanying notes, of the unaudited consolidated balance sheet of the Company at June 30, 1997 and the unaudited combined balance sheet of Yantai and Dnon Tech at June 30, 1997, and assumes the Company acquired each of Yantai and Dnon Tech as of June 30, 1997.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The pro forma adjustments include the effects of the accounting for the Acquisitions under the purchase method, based upon preliminary allocations of the purchase price. Final allocations are subject to valuations as of each acquisition date based upon appraisals and other studies not yet completed. Accordingly, the final allocations may result in amounts that are different from those reflected herein.

     The following unaudited pro forma consolidated balance sheet should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited consolidated financial statements of the Company and the unaudited combined financial statements of Dnon Tech and Yantai, all appearing elsewhere in this Prospectus.

                Unaudited Pro Forma Consolidated Balance Sheet




                                                                          June 30, 1997
                                -----------------------------------------------------------------------------------------------
                                     Asia
                                 Electronics
                                 Holding Co.       Yantai                                          Pro Forma      Pro Forma
                                    Inc. &      and Dnon Tech      Pro Forma       Pro Forma      Consolidated  Consolidated As
                                 Subsidiaries    (combined)       Adjustments     Consolidated    Adjustments     Adjusted(1)
                                -------------- --------------- ----------------- -------------- --------------  ---------------
                                                                     (Amounts in thousands)
                                     RMB             RMB              RMB             RMB            RMB         RMB      US$
ASSETS:
Current assets
 Cash  ........................      9,758          6,223          (45,595)(5)      (29,614)        216,369(1)  186,755 22,528
 Accounts receivable  .........     15,752            186                            15,938                      15,938  1,923
 Due from joint venture
  partners   ..................         --          8,336                             8,336                       8,336  1,005
 Due from related
  companies  ..................     71,502             --           (1,696)(2)       65,550                      65,550  7,907
                                                                    (4,256)(3)
 Inventories ..................      6,036         14,939                            20,975                      20,975  2,530
 Prepayments and other
  current assets   ............      1,746          1,534                             3,280                       3,280    396
 Value-added tax credit  ......      4,575             --                             4,575                       4,575    552
                                   -------         ------           ------          -------         -------     ------- -------
   Total current assets  ......    109,369         31,218          (51,547)          89,040         216,369     305,409 36,841
 Property, plant and
  equipment, net   ............      5,901         48,087                            53,988                      53,988  6,512
 Other assets   ...............         --          1,373                             1,373                       1,373    166
 Deferred tax assets  .........         --            449             (449)(4)           --                          --     --
 Goodwill .....................         --             --           11,531 (5)       11,531                      11,531  1,391
                                   -------         ------           ------          -------         -------     ------- -------
   Total assets ...............    115,270         81,127          (40,465)         155,932         216,369     372,301 44,910
                                   =======         ======           ======          =======         =======     ======= =======

                                           June 30, 1997
                                   ------------------------------
                                        Asia
                                    Electronics
                                    Holding Co.       Yantai
                                      Inc. &        and Dnon Tech
                                   Subsidiaries      (combined)
                                   -------------- ---------------
                                       (Amounts in thousands)
                                        RMB             RMB
LIABILITIES &
 INVESTORS' EQUITY:
Current liabilities
 Short-term bank loans   .........     12,436          7,250
 Accounts payable  ...............         --          4,656
 Due to related companies ........         --          9,382
 Due to a joint venture
  partner ........................         --          9,395
 Accrued expenses  ...............      8,292          1,402
 Value-added tax payable .........      8,801            639
 Income taxes payable ............      6,924             --
 Deferred taxation ...............        669             --
 Dividend Payable  ...............         --          3,744
                                      -------        -------
   Total current
    liabilities ..................     37,122         36,468
                                      -------        -------
 Negative goodwill ...............     17,450             --
 Deferred taxation ...............      1,229             --
                                      -------        -------
   Total liabilities  ............     55,801         36,468
                                      -------        -------
Minority interests ...............     15,629             --
                                      -------        -------
Investors' equity
 Common stock   ..................        402         39,062
 Additional paid-in capital ......     27,170            610
 Retained earnings    ............     16,268          4,987
                                      -------        -------
   Total investors'
    equity   .....................     43,840         44,659
                                      -------        -------
   Total liabilities and
    investors' equity ............    115,270         81,127
                                      =======        =======



                                                           June 30, 1997
                                 -----------------------------------------------------------------
                                                                      Pro Forma        Pro Forma
                                     Pro Forma        Pro Forma     Consolidated   Consolidated As
                                   Adjustments       Consolidated    Adjustments      Adjusted(1)
                                 ----------------- -------------- -------------- -----------------
                                                        (Amounts in thousands)
                                          RMB             RMB            RMB          RMB      US$
LIABILITIES &
 INVESTORS' EQUITY:
Current liabilities
 Short-term bank loans   .........                       19,686                     19,686    2,375
 Accounts payable  ...............                        4,656                      4,656      561
 Due to related companies  .......       (1,696)(2)       3,430                      3,430      414
                                         (4,256)(3)                                              --
 Due to a joint venture
  partner ........................                        9,395                      9,395    1,133
 Accrued expenses  ...............                        9,694                      9,694    1,169
 Value-added tax payable .........                        9,440                      9,440    1,139
 Income taxes payable ............                        6,924                      6,924      835
 Deferred taxation ...............                          669                        669       81
 Dividend Payable  ...............                        3,744                      3,744      452
                                     ----------        --------    -----------    --------  -------
   Total current
    liabilities ..................       (5,952)         67,638                     67,638    8,159
                                     ----------        --------    -----------    --------  -------
 Negative goodwill ...............                       17,450                     17,450    2,105
 Deferred taxation ...............         (449)(4)         780                        780       94
                                     ----------        --------    -----------    --------  -------
   Total liabilities  ............       (6,401)         85,868                     85,868   10,358
                                     ----------        --------    -----------    --------  -------
Minority interests ...............       10,595 (5)      26,224                     26,224    3,163
                                     ----------        --------    -----------    --------  -------
Investors' equity
 Common stock   ..................      (39,062)(5)         402            332(1)      734       89
 Additional paid-in capital ......         (610)(5)      27,170        216,037(1)  243,207   29,337
 Retained earnings    ............       (4,987)(5)      16,268                     16,268    1,963
                                     ----------        --------    -----------    --------  -------
   Total investors'
    equity   .....................      (44,659)         43,840        216,369     260,209   31,389
                                     ----------        --------    -----------    --------  -------
   Total liabilities and
    investors' equity ............      (40,465)        155,932        216,369     372,301   44,910
                                     ==========        ========    ===========    ========  =======

--------------
(1) Adjusted to reflect the sale of 4,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and the receipt of the net proceeds therefrom.

(2) Adjusted to eliminate inter-company balances.

(3) Adjusted to offset outstanding balances with related companies.

(4) Adjusted to offset deferred tax assets and liabilities.

(5) Adjusted to record cash paid for the acquisition of 70% of the equity of Yantai and 90% of the equity of Dnon Tech. Each acquisition is accounted for as a purchase, with the purchase price allocated to the proportionate fair value of the acquired assets and assumed liabilities, and results in goodwill of approximately RMB11,531,000 ($1,391,000).

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY
                                 (HISTORICAL)

     The Company was incorporated on January 3, 1996, but did not conduct any operations during 1996. The balance sheet data as of December 31, 1996 have been derived from the Company's audited consolidated financial statements appearing elsewhere in this Prospectus. The statement of income and balance sheet data for the six months ended June 30, 1997 have been derived from the Company's unaudited consolidated financial statements. In the opinion of management, the data for the interim period presented below include all adjustments (consisting only of normal, recurring accruals) necessary to present fairly the financial position and results of operations of the Company as of the date and for the period indicated on a basis consistent with the audited financial statements. The results for any interim period are not necessarily indicative of the results for a full year. The following table does not reflect the operations of Yantai and Dnon Tech, and reflect the activities of Yongxin and Daming only from January 1, 1997. The following data are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to the more detailed financial statements and notes to the financial statements appearing elsewhere in this Prospectus.


Statement of Income Data:



                                                                Six Months Ended June 30, 1997
                                                                ------------------------------
                                                               (Amounts in thousands, except per
                                                                   RMB              US$
                                                                        (Unaudited)
Sales  ......................................................      111,443         13,443
Cost of goods sold    .......................................      (80,775)        (9,744)
Selling and administrative expenses  ........................       (3,356)          (405)
Interest expense, net    ....................................       (2,363)          (285)
Other income, net  ..........................................        2,102            254
                                                                 ---------      ---------
Total costs and expenses    .................................      (84,392)       (10,180)
                                                                 ---------      ---------
Income before income taxes  .................................       27,051          3,263
Provision for income taxes  .................................       (5,434)          (655)
                                                                 ---------      ---------
Income after income taxes   .................................       21,617          2,608
Minority interest  ..........................................       (5,333)          (643)
                                                                 ---------      ---------
Net income   ................................................       16,284          1,965
                                                                 =========      =========
Net income per common share    ..............................         3.36           0.41
Weighted average number of common shares outstanding   ......    4,850,000      4,850,000

Balance Sheet Data:


                                  December 31, 1996       June 30, 1997
                                 -------------------   -------------------
                                          (Amounts in thousands)
                                  RMB           US$      RMB         US$
                                                           (Unaudited)
Working capital(1)   .........   56,287        6,789    72,247      8,715
Total assets   ...............   90,143       10,873   115,270     13,905
Short-term bank loans   ......   14,749        1,779    12,436      1,500
Total liabilities(2)    ......   28,500        3,438    38,351      4,626
Investors' equity    .........   27,556        3,324    43,840      5,289


--------------
(1) Represents current assets minus current liabilities.

(2) Excludes negative goodwill resulting from the acquisitions of Yongxin and Daming, which became effective December 31, 1996.

            SELECTED COMBINED FINANCIAL DATA OF YONGXIN AND DAMING


     The following combined statement of income data for the three years ended December 31, 1994, 1995 and 1996 and combined balance sheet data as of December 31, 1995 and December 30, 1996 have been derived from the audited combined financial statements of Yongxin and Daming appearing elsewhere in this Prospectus. The following combined statement of income data for the year ended December 31, 1993 and combined balance sheet data as of December 31, 1993 and 1994 have been derived from the audited combined financial statements or management accounts of Yongxin and Daming, which are not included in the Prospectus. The Company acquired 80% of the equity of each of Yongxin and Daming effective as of December 31, 1996, and accordingly there is no combined statement of income or balance sheet for any periods subsequent to such date. The following data are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to the more detailed combined financial statements and notes to the combined financial statements appearing elsewhere in this Prospectus.



Statement of Income Data:



                                                                    Year Ended December 31,
                                           -------------------------------------------------------------------------
                                            1993(1)          1994           1995          1996(3)        1996(3)
                                           ------------   ------------   ------------   -------------   ------------
                                                                    (Amounts in thousands)
                                              RMB            RMB            RMB             RMB            US$
Sales  .................................      23,444         68,789         96,713         143,684          17,332
Cost of goods sold    ..................     (15,767)       (51,798)       (69,977)        (96,350)        (11,622)
Selling and administrative
 expenses    ...........................         (60)          (634)        (2,615)         (4,511)           (544)
Interest income (expenses), net   ......       2,348         (1,689)        (3,214)         (1,037)           (125)
Other expenses, net   ..................          --           (219)           (36)           (114)            (14)
                                            --------       --------       --------       ---------       ---------
Total costs and expenses ...............     (13,479)       (54,340)       (75,842)       (102,012)        (12,305)
Income before income
 taxes    ..............................       9,965         14,449         20,871          41,672           5,027
Provision for income taxes  ............          --             --         (2,077)         (7,411)           (894)
                                            --------       --------       --------       ---------       ---------
Net income   ...........................       9,965         14,449         18,794          34,261           4,133
                                            ========       ========       ========       =========       =========
Balance Sheet Data:
                                                                         December 31,
                                            ----------------------------------------------------------------------
                                            1993(1)          1994           1995          1996(3)        1996(3)
                                            --------         -------        -------       ---------      ---------
                                                                    (Amounts in thousands)
                                               RMB            RMB            RMB            RMB               US$
Working capital(2)    ..................      12,041          1,873          4,098          47,476           5,726
Total assets    ........................      35,083         86,098         88,775         106,678          12,868
Short-term bank loans    ...............       9,670         14,060         15,135          14,749           1,779
Total liabilities  .....................      15,956         56,557         44,858          28,500           3,438
Investors' equity  .....................      19,128         29,541         43,917          78,178           9,430


--------------
(1) The companies commenced operations during the year ended December 31, 1993.

(2) Represents current assets minus current liabilities.

(3) Effective December 31, 1996, the Company acquired 80% of the equity interest in Yongxin and Daming. Since there were no significant transactions that took place on December 31, 1996, the financial statements as of and for the year ended December 31, 1996 have been presented in place of the period ended December 30, 1996.

           SELECTED COMBINED FINANCIAL DATA OF YANTAI AND DNON TECH


     The following combined statement of income data for the three years ended December 31, 1994, 1995 and 1996 and combined balance sheet data as of December 31, 1995 and 1996 have been derived from the audited combined financial statements of Yantai and Dnon Tech appearing elsewhere in this Prospectus. The following combined balance sheet data as of December 31, 1994 have been derived from the management accounts of Yantai and Dnon Tech which are not included in this Prospectus. The following statement of income data for each of the six months ended June 30, 1996 and 1997 and balance sheet data as of June 30, 1997 have been derived from the unaudited combined financial statements of Yantai and Dnon Tech. In the opinion of management, the data for each interim period presented below include all adjustments (consisting only of normal, recurring accruals) necessary to present fairly the financial position and results of operations of Yantai and Dnon Tech as of the dates and for the periods indicated on a basis consistent with the audited combined financial statements. The results for any interim period are not necessarily indicative of the results for a full year. The Company intends to consummate the acquisitions of Yantai and Dnon Tech contemporaneously with the closing of this Offering. See "Use of Proceeds." The following data are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to the more detailed combined financial statements and notes to the combined financial statements appearing elsewhere in this Prospectus.


Statement of Income Data:


                                                                                              Six Months Ended
                                             Year Ended December 31,                              June 30,
                                    -------------------------------------------     -------------------------------------
                                     1994(1)      1995         1996        1996         1996         1997        1997
                                    --------- ------------ ------------ -------     ------------ ------------ -----------
                                                                   (Amounts in thousands)
                                       RMB        RMB          RMB          US$         RMB          RMB          US$
                                                                                                  (Unaudited)
Sales   ...........................    --        39,997       86,362      10,417       34,828       49,439       5,964
Cost of goods sold  ...............    --       (39,230)     (74,737)     (9,015)     (30,911)     (41,063)     (4,953)
Selling and administrative
 expenses  ........................    --        (1,788)      (3,494)       (422)      (1,517)      (2,356)       (284)
Interest expenses, net    .........    --          (812)      (2,117)       (255)        (728)      (1,307)       (158)
Other income, net   ...............    --           381          653          79          350          314          37
                                       --      --------     --------     -------     --------     --------     -------
Total costs and expenses  .........    --       (41,449)     (79,695)     (9,613)     (32,806)     (44,412)     (5,358)
(Loss) income before income
 taxes  ...........................    --        (1,452)       6,667         804        2,022        5,027         606
Provision for income taxes   ......    --           165          205          25           87           79          10
                                       --      --------     --------     -------     --------     --------     -------
Net (loss) income   ...............    --        (1,287)       6,872         829        2,109        5,106         616
                                       ==      ========     ========     =======     ========     ========     =======

Balance Sheet Data:
                                                  December 31,
                                 --------------------------------------------
                                 1994(1)       1995         1996       1996          June 30, 1997
                                 ---------   -----------   --------   -------   -----------------------
                                                         (Amounts in thousands)
                                   RMB          RMB         RMB        US$         RMB          US$
                                                                                      (Unaudited)
Working capital(2)   .........   (2,989)       (5,283)          659        79     (5,250)       (633)
Total assets   ...............   32,001        60,658        78,783     9,504     81,127       9,787
Short-term bank loans   ......    1,000         5,664        13,560     1,636      7,250         875
Total liabilities    .........    6,697        25,243        34,136     4,118     36,468       4,400
Investors' equity    .........   25,304        35,415        44,647     5,386     44,659       5,387

--------------
(1) The companies established manufacturing operations during the year ended December 31, 1994 but did not commence production or conduct any business until the year ended December 31, 1995.

(2) Represents current assets minus current liabilities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements appearing elsewhere in this Prospectus. The amounts reflected in the following discussion are in Chinese Renminbi ("RMB"), the functional currency of the Company's subsidiaries and the legal tender currency of China. The effective exchange rate at June 30, 1997 was 8.2900 RMB per U.S. dollar.

Overview

     The Company was formed in 1996 and, at present, owns 80% of the equity of each of Yongxin and Daming. The Company will use $5,500,000 of the net proceeds of this Offering to acquire 70% of the equity of Yantai and 90% of the equity of Dnon Tech.

     Yongxin, Daming and Yantai develop, manufacture and sell deflection yokes for CPTs and CDTs. Dnon Tech manufactures enameled copper wire, the principal raw material used in deflection yokes, primarily for sales to Yongxin, Daming and Yantai.

     The Company carries out all its manufacturing operations in China, where it is able to take advantage of low overhead and inexpensive labor.

     The Company's goal is to use its manufacturing expertise and low manufacturing costs to become the largest independent producer of deflection yokes in the world. To accomplish this goal, part of the Company's strategy is to focus on manufacturing and selling deflection yokes for CDTs and larger screen CPTs, which generate higher gross profit margins than those for smaller screen CPTs. In addition, the Company intends to control a significant portion of the cost of manufacturing deflection yokes by acquiring Dnon Tech and thereby controlling the cost of enameled copper wire.

     Pianzhuan Group has performed most of the selling, administrative, research and development and marketing services for Yongxin, Daming and Dnon Tech, at cost. Pianzhuan Group allocated the costs incurred in connection with providing such services to Yongxin, Daming, Dnon Tech and other related companies based on the amount of sales of each such company relative to the aggregate sales of all such companies. Total fees paid to Pianzhuan Group by Yongxin, Daming and Dnon Tech for the year ended December 31, 1996 were approximately RMB3,663,000 ($442,000). After this Offering, the Company expects to expand its own efforts in sales, administrative, research and development and marketing services and to rely less on Pianzhuan Group. The Company does not anticipate any significant increase in costs as a result of such efforts.

     The Company's subsidiaries are subject to Chinese Enterprise Income Tax ("EIT"), but have not paid any taxes prior to 1995 due to certain tax concessions offered to foreign investment enterprises under Chinese law. The Company is eligible to apply for a refund of 40% of the EIT paid by its subsidiaries, to the extent profits are reinvested in its subsidiaries in China. See "Taxation--China Taxation."

Asia Electronics Holding Co. Inc. Pro Forma Consolidated Results of Operations

     The following discussion is based on the unaudited pro forma consolidated statements of income for the Company for the year ended December 31, 1996 and each of the six months ended June 30, 1996 and 1997, as if the Company had acquired each of Yongxin, Daming, Yantai and Dnon Tech at January 1, 1996. See "Unaudited Pro Forma Consolidated Financial Information." The Company is an investment holding company with no other business activities. The consolidated results of operations of the Company and its subsidiaries, Yongxin and Daming, would be the same as the combined results of operations of Yongxin and Daming, discussed below, except with respect to the effects of acquisition accounting in the results for the six months ended June 30, 1997.

Year Ended December 31, 1996

     For the year ended December 31, 1996, pro forma consolidated net sales were RMB226,729,000 ($27,350,000), which reflects the sale of 5,573,857 units of deflection yokes (comprised of 2,007,880 units for 14" CPTs, 1,957,800 units for 20" CPTs, 521,998 units for 21" CPTs, 1,018,811 units for 25" CPTs and 67,368 units for 14" CDTs). Pro forma consolidated gross profit for the period was RMB58,710,000 ($7,082,000), or a gross profit margin of 25.9%. Pro forma consolidated selling and administrative expenses for the period were

RMB8,005,000 ($966,000), or 3.5% of consolidated net sales. As a consequence, pro forma consolidated income before income taxes for the period was RMB51,153,000 ($6,170,000), or 22.6% of consolidated net sales, and pro forma consolidated net income for the period was RMB35,176,000 ($4,243,000), or 15.5% of consolidated net sales.

Six Months Ended June 30, 1997 Compared with Six Months Ended June 30, 1996

                                                               Six Months Ended June 30,
                                               ---------------------------------------------------------
                                                           1997                         1996
                                               ----------------------------- ---------------------------
                                                    Amount       Percentage      Amount       Percentage
                                               ---------------- ------------ --------------- -----------
    Net sales   ..............................  RMB154,043,000     100.0%     RMB87,400,000     100.0%
    Gross profit   ...........................      46,194,000      30.0         18,620,000      21.3
    Selling and administrative expenses    ...       5,712,000       3.7          3,530,000       4.0
    Income before income taxes    ............      38,651,000      25.1         15,009,000      17.2
    Net income  ..............................      26,891,000      17.5         10,197,000      11.7

     Net Sales. Pro forma consolidated net sales increased by RMB66,643,000 ($8,039,000), or approximately 76.3%, from RMB87,400,000 ($10,543,000) in the six months ended June 30, 1996 to RMB154,043,000 ($18,582,000) in the six months ended June 30, 1997. Total units sold increased by 1,038,969 units, or approximately 52.0%, from 1,981,941 units in the 1996 period to 3,020,910 units in the 1997 period, which reflects increases in unit sales by product as follows:
                                  Unit Sales

                                                   Six Months Ended June 30,
                               ------------------------------------------------------------------
                                             1997                              1996
                               --------------------------------   -------------------------------
                                Number        Percentage of        Number        Percentage of
                                of Units     Total Units Sold      of Units     Total Units Sold
                               -----------   ------------------   -----------   -----------------
    14" CPTs    ............   1,061,125            35.1%           705,343            35.6%
    20" CPTs    ............     797,410            26.4            917,458            46.3
    21" CPTs (wide)   ......     151,233             5.0             99,610             5.0
    25" CPTs    ............   1,000,642            33.1            256,340            12.9
    14" CDTs    ............      10,500             0.4              3,190             0.2
                               ---------          ------          ---------           -----
                               3,020,910           100.0%         1,981,941           100.0%
                               =========          ======          =========           =====

     The increase in net sales was primarily the result of the increase in unit sales of 25" CPTs. The average price per unit for each type of deflection yoke remained unchanged from the six months ended June 30, 1996 to the six months ended June 30, 1997, except for deflection yokes for 25" CPTs, for which the average unit price decreased slightly in an effort by the Company to increase its market share. The Company first commenced actively selling deflection yokes for CDTs in October 1996. The Company believes that the small number of CDTs sold in the six months ended June 30, 1997 reflects a temporary reduction in CDT sales. The Company is developing a more advanced CDT, which it anticipates will be available for sale in the third quarter of 1997. The Company believes sales of CDTs will increase in future periods.

     Gross Profit. Gross profit increased RMB27,574,000 ($3,326,000), or approximately 148.1%, from RMB18,620,000 ($2,246,000), or a gross profit margin of 21.3%, in the six months ended June 30, 1996 to RMB46,194,000 ($5,572,000), or a gross profit margin of 30.0%, in the six months ended June 30, 1997. The increase in gross profit margin was primarily the result of the increase in unit sales generally and, particularly, unit sales of the Company's higher margin CPT products, offset by a slight decrease in the average price per unit of deflection yokes for 25" CPTs.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB2,182,000 ($263,000), or approximately 61.8%, from RMB3,530,000 ($426,000), or 4.0% of net sales, in the six months ended June 30, 1996 to RMB5,712,000 ($689,000), or 3.7% of net sales, in the six months ended June 30, 1997. The increase in selling and administrative expenses was primarily the result of the increase in net sales. The decrease in selling and administrative expenses as a percentage of net sales was primarily the result of a decrease in transportation costs and the ability to increase sales without corresponding increases in costs at Yongxin and Daming, offset, in part, by increased marketing costs at Yantai and Dnon Tech.

     Income Before Income Taxes. Income before income taxes increased by RMB23,642,000 ($2,852,000), or approximately 157.5%, from RMB15,009,000
($1,810,000), or 17.2% of net sales, in the six months ended June

30, 1996 to RMB38,651,000 ($4,662,000), or 25.1% of net sales, in the six months ended June 30, 1997. This change reflects the changes described above, as well as an increase in net interest expense from RMB1,939,000 ($234,000) in the 1996 period to RMB3,670,000 ($443,000) in the 1997 period (which resulted from an increase in short-term borrowings to fund operations), offset, in part, by a decrease in average interest costs.

     Net Income. Net income increased by RMB16,694,000 ($2,014,000), or approximately 163.7%, from RMB10,197,000 ($1,229,000), or 11.7% of net sales, in the six months ended June 30, 1996 to RMB26,891,000 ($3,244,000), or 17.5%
of net sales, in the six months ended June 30, 1997. This change reflects the changes described above, as well as an increase in income taxes from RMB2,451,000 ($296,000) in the 1996 period to RMB5,355,000 ($646,000) in the
1997 period (which resulted from the partial expiration of tax holiday benefits).


Combined Results of Operations for Yongxin and Daming

     The following analysis of the combined results of operations for Yongxin and Daming for the six months ended June 30, 1997 is the same as the consolidated results of operations, except with respect to the effects of the acquisition, which are reported in the consolidated results only. The consolidated amount of gross profit, income before income taxes and net income for the six months ended June 30, 1997 is approximately RMB30.7 million, RMB21.6 million and RMB16.3 million, respectively.


Six Months Ended June 30, 1997 Compared with Six Months Ended June 30, 1996


                                                             Six Months Ended June 30,
                                             ---------------------------------------------------------
                                                         1997                         1996
                                             ----------------------------- ---------------------------
                                                  Amount       Percentage      Amount       Percentage
                                             ---------------- ------------ --------------- -----------
    Net sales ..............................  RMB111,442,938     100.0%     RMB53,755,649     100.0%
    Gross profit    ........................      37,818,417      33.9         14,840,439      27.6
    Selling and administrative expenses  ...       3,356,003       3.0          2,013,406       3.7
    Income before income taxes  ............      32,098,819      28.8         11,435,138      21.3
    Net income   ...........................      26,665,094      23.9          8,897,454      16.6

     Net Sales. Net sales increased by RMB57,687,289 ($6,958,659), or approximately 107.3%, from RMB53,755,649 ($6,484,397) in the six months ended June 30, 1996 to RMB111,442,938 ($13,443,056) in the six months ended June 30,
1997, due primarily to strong unit sales growth in 21" (wide) and 25" products. The increase in net sales was partially offset by a slight decrease in the average price per unit of deflection yokes for 25" CPTs.

     Gross Profit. Gross profit increased by RMB22,977,978 ($2,771,771), or approximately 154.8%, from RMB14,840,439 ($1,790,162) in the six months ended June 30, 1996, or a gross profit margin of 27.6%, to RMB37,818,417 ($4,561,932)
in the six months ended June 30, 1997, or a gross profit margin of 33.9%. This increase in gross profit margin was primarily due to strong unit sales of higher margin 25" deflection yokes and other high margin products.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB1,342,597 ($161,954), or approximately 66.7%, from RMB2,013,406 ($242,872), or 3.7% of net sales, in the six months ended June 30, 1996 to RMB3,356,003 ($404,825), or 3.0% of net sales, in the six months ended June 30, 1997. The decrease in selling and administrative expenses as a percentage of net sales was primarily attributable to the Company's ability to increase sales without corresponding increases in costs.

     Income Before Income Taxes. Income before income taxes increased by RMB20,663,681 ($2,492,603), or approximately 181.7%, from RMB11,435,138
($1,379,389) in the six months ended June 30, 1996, or, 21.3% of net sales, to RMB32,098,819 ($3,871,993) in the six months ended June 30, 1997, or 28.8% of net sales. This change reflects the changes described above, as well as an increase in net interest expense from RMB1,210,906 ($146,068) in the 1996 period to RMB2,363,029 ($285,046) in the 1997 period (which resulted from an increase in short-term borrowings to fund operations and higher interest rates).

     Net Income. Net income increased by RMB17,767,640 ($2,143,262), or approximately 199.7%, from RMB8,897,454 ($1,073,276) in the six months ended June 30, 1996, or 16.6% of net sales, to RMB26,665,094 ($3,216,537) in the six months ended June 30, 1997, or 23.9% of net sales. This change reflects the changes described above, as well as an increase in the provision for taxes by RMB2,896,041 ($349,341) from RMB2,537,684

($306,114) in the 1996 period to RMB5,433,725 ($655,455) in the 1997 period
(which resulted from the expiration of certain tax benefits at Yongxin).

Year Ended December 31, 1996 Compared with the Year Ended December 31, 1995


                                                                        December 31,
                                                 ----------------------------------------------------------
                                                              1996                         1995
                                                 ------------------------------ ---------------------------
                                                      Amount       Percentages      Amount       Percentage
                                                 ---------------- ------------- --------------- -----------
    Net sales  .................................  RMB143,683,800      100.0%     RMB96,712,985     100.0%
    Gross profit  ..............................      47,333,623       32.9         26,735,777      27.6
    Selling and administrative expenses   ......       4,511,155        3.1          2,614,942       2.7
    Income before income taxes   ...............      41,671,652       29.0         20,870,460      21.6
    Net income    ..............................      34,260,912       23.8         18,794,452      19.4

     Net Sales. Net sales increased by RMB46,970,815 ($5,665,961), or 48.6%, from RMB96,712,985 ($11,666,223) in 1995 to RMB143,683,800 ($17,332,183) in
1996. The increase was due primarily to strong unit sales because of increased demand for larger size CPTs. The increase was partially offset by an average per unit price decrease of 3% for deflection yokes for 25" CPTs.

     Gross Profit. Gross profit increased by RMB20,597,846 ($2,484,661), or 77.0%, from RMB26,735,777 ($3,225,064), or a gross profit margin of 27.6%, in
1995 to RMB47,333,623 ($5,709,725), or a gross profit margin of 32.9%, in 1996.
The increase in gross profit margin was primarily attributable to reduced costs of raw materials through the increased use of local materials sources and fewer imported materials, partially offset by increases in the cost of raw materials for a new deflection yoke model for 21" CPTs. Gross profit also was affected by improvements in per unit allocated manufacturing overhead costs associated with higher sales volume, per unit cost of labor improvement due to productivity gains (despite average hourly labor rate increases) and quality control improvements evidenced by significantly lower failure rates.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB1,896,213 ($228,735), or 72.5%, from RMB2,614,942 ($315,433), or 2.7% of net sales, in 1995 to RMB4,511,155 ($544,168), or 3.1% of net sales, in 1996. The increase in selling and administrative expenses was primarily a result of a substantial increase in transportation costs and allocated management fees to Pianzhuan Group due to Yongxin's and Daming's larger proportion of Pianzhuan Group total sales. This increase was partially offset by cost savings due to product line reorganizations and reductions in stamp duty and auditing and accounting fees.

     Income Before Income Taxes. Income before income taxes increased by RMB20,801,192 ($2,509,191), or 99.7%, from RMB20,870,460 ($2,517,546), or 21.6%
of net sales, in 1995 to RMB41,671,652 ($5,026,737), or 29.0% of net sales, in
1996. This change reflects the changes described above, as well as a decrease in net interest expense from RMB3,214,077 ($387,705) to 1,036,500 ($125,030)
(which resulted from increased net interest income and higher interest rates, as well as a foreign exchange gain).

     Net Income. Net income increased by RMB15,466,460 ($1,865,677), or 82.3%, from net income of RMB18,794,452 ($2,267,123), or 19.4% of net sales, in 1995 to RMB34,260,912 ($4,132,800), or 23.8% of net sales, in 1996. This change reflects the changes described above, as well as an increase in the provision for taxes by RMB5,333,740 ($643,394), or approximately 257%, from RMB2,077,000 ($250,543) in 1995 to RMB7,410,740 ($893,937) in 1996 due to higher taxable income and a partial expiration of tax holiday benefits.


Year Ended December 31, 1995 Compared with the Year Ended December 31, 1994


                                                                  December 31,
                                            --------------------------------------------------------
                                                        1995                        1994
                                            ---------------------------- ---------------------------
                                                Amount       Percentage    Percentages    Percentage
                                            --------------- ------------ --------------- -----------
    Net sales   ...........................  RMB96,713,000     100.0%     RMB68,789,000     100.0%
    Gross profit   ........................     26,736,000      27.6         16,991,000      24.7
    Selling and administrative expenses          2,615,000       2.7            634,000       0.9
    Income before income taxes    .........     20,871,000      21.6         14,449,000      21.0
    Net income  ...........................     18,794,000      19.4         14,449,000      21.0

     Net Sales. Net sales increased by RMB27,924,000 ($3,368,396), or 40.6%, from RMB68,789,000 ($8,297,829) in 1994 to RMB96,713,000 ($11,666,224) in 1995.
The increase was due primarily to the 22.9% increase in deflection yoke unit sales from 1,610,000 units in 1994 to 1,978,000 units in 1995. The increase was partially offset by a 10% reduction in price for deflection yokes for 25" CPTs in accordance with the Company's strategy in 1995 to reduce prices selectively to gain market share.

     Gross Profit. Gross profit increased by RMB9,745,000 ($1,175,513), or 57.4%, from RMB16,991,000 ($2,049,578), or a gross profit margin of 24.7%, in
1994 to RMB26,736,000 ($3,225,090), or a gross profit margin of 27.6%, in 1995.
The increase in gross profit margin was primarily attributable to increased unit sales for 14" and 20" CPTs, a decrease in the cost of raw materials, improvements in productivity (despite an increase in hourly labor rates) and a reduction in the cost of manufacturing overhead due to the reallocation of certain costs to the centralized management fee in general and administrative expenses.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB1,981,000 ($238,963), or approximately 312%, from RMB634,000 ($76,478), or 0.9% of net sales, in 1994 to RMB2,615,000 ($315,440), or 2.7% of net sales, in 1995. The increase in selling and administrative expenses as a percentage of net sales was primarily the result of a substantial increase in transportation costs and in reallocation for a centralized management fee, rent, a stamp duty fee and increased charges for insurance and accounting.

     Income Before Income Taxes. Income before income taxes increased by RMB6,422,000 ($774,668), or 44.4%, from RMB14,449,000 ($1,742,943), or 21.0% of net sales, in 1994 to RMB20,871,000 ($2,517,612), or 21.6% of net sales, in
1995. This change reflects the changes described above, as well as an increase in net interest expense from RMB1,689,000 ($203,739) to RMB3,214,000 ($387,696)
(which resulted from an increase in short-term borrowings to fund operations, partially offset by reduced foreign exchange losses).

     Net Income. Net income increased by RMB4,345,000 ($524,125), or 30.1%, from net income of RMB14,449,000 ($1,742,943), or 21.0% of net sales, in 1994 to RMB18,794,000 ($2,267,069), or 19.4% of net sales, in 1995. This change reflects the changes described above, as well as an increase in the provision for taxes by RMB2,077,000 ($250,543) from zero to RMB2,077,000 ($250,543) due to the beginning of the expiration of tax holidays.

Combined Results of Operations for Yantai and Dnon Tech

Six Months Ended June 30, 1997 Compared with Six Months Ended June 30, 1996

                                                           Six Months Ended June 30,
                                            -------------------------------------------------------
                                                        1997                        1996
                                            ---------------------------- --------------------------
                                                Amount       Percentage      Amount      Percentage
                                            --------------- ------------ -------------- -----------
    Net sales--Yantai    ..................  RMB34,569,623                RMB31,828,418
    Net sales--Dnon Tech    ...............     14,869,076                    2,999,122
                                                ----------                   ----------
    Total net sales   .....................     49,438,999     100.0%        34,827,540     100.%
    Gross profit   ........................      8,375,977      16.9          3,917,384     11.2
    Selling and administrative expenses          2,356,386       4.8          1,516,690      4.4
    Income before income taxes    .........      5,027,440      10.2          2,021,505      5.8
    Net income  ...........................      5,105,740      10.3          2,108,805      6.1

     Net Sales. Net sales increased by RMB14,611,459 ($1,762,540), or 42.0%, from RMB34,827,540 ($4,201,151) in the six months ended June 30, 1996 to RMB49,438,999 ($5,963,691) in the six months ended June 30, 1997, due primarily to increases in export sales of deflection yokes at Yantai and substantial sales increases in enameled wire at Dnon Tech.

     Gross Profit. Gross profit increased by RMB4,458,593 ($537,828), or 113.8%, from RMB3,917,384 ($472,543), or a gross profit margin of 11.2%, in the six months ended June 30, 1996 to RMB8,375,977 ($1,010,371), or a gross profit margin of 16.9%, in the six months ended June 30, 1997. The increase in gross profit margin was attributable to the improvement in productivity and the decrease in fixed manufacturing overhead per unit as a result of the expansion in production volume.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB839,696 ($101,290), or 55.4%, from RMB1,516,690 ($182,954), or
4.4% of net sales, in the six months ended June 30, 1996 to RMB2,356,386 ($284,244), or 4.8% of net sales, in the six months ended June 30, 1997. The increase in selling and administrative expenses as a percentage of net sales was primarily attributable to increased marketing and technical verification costs at Dnon Tech.

     Income Before Income Taxes. Income before income taxes increased by RMB3,005,935 ($362,598), or 148.7%, from RMB2,021,505 ($243,849), or 5.8% of net sales, in the six months ended June 30, 1996 to RMB5,027,440 ($606,326), or 10.2% of net sales, in the six months ended June 30, 1997. This change reflects the changes described above, as well as an increase in net interest expense by RMB579,345 ($69,885) from RMB727,556 ($87,884) to RMB1,306,901 ($157,648)
(which resulted from an increase in short-term borrowings to fund operations and higher interest rates).

     Net Income. Net income increased by RMB2,996,935 ($361,512), or 142.1%, from RMB2,108,805 ($254,379) in the six months ended June 30, 1996 to RMB5,105,740 ($615,891) in the six months ended June 30, 1997. This change reflects the changes described above, as well as an increase in provision for taxes because of refunds due to export credits at Yantai.


Year Ended December 31, 1996 Compared with the Year Ended December 31, 1995


                                                                 December 31,
                                            -------------------------------------------------------
                                                        1996                        1995
                                            ---------------------------- --------------------------
                                              Percentages    Percentage      Amount      Percentage
                                            --------------- ------------ -------------- -----------
    Net sales--Yantai    ..................  RMB77,863,097               RMB38,788,399
    Net sales--Dnon Tech    ...............      8,498,841                   1,208,769
    Total net sales   .....................     86,361,938     100.0%       39,997,168     100.0%
    Gross profit   ........................     11,624,384      13.5           767,443       1.9
    Selling and administrative expenses          3,493,746       4.0         1,787,889       4.5
    Income before income taxes    .........      6,666,505       7.7        (1,452,048)     (3.6)
    Net income  ...........................      6,871,505       8.0        (1,287,048)     (3.2)

     Net Sales. Net sales increased by RMB46,364,770 ($5,592,855), or approximately 115.9%, from RMB39,997,168 ($4,824,749) in 1995 to RMB86,361,938
($10,417,604) in 1996, due primarily to increases in unit sales due to increased exports and to a shift in production to deflection yokes for 14" and 20" CPTs at Yantai and to an increase in metric tons sold by Dnon Tech from 23 tons in 1995 to 176 tons in 1996. Dnon Tech's operations began in September 1995.

     Gross Profit. Gross profit increased by RMB10,856,941 ($1,309,643) from RMB767,443 ($92,575), or a gross profit margin of 1.9%, in 1995 to RMB11,624,384 ($1,402,218), or a gross profit margin of 13.5%, in 1996. The increase in gross profit margin was attributable to a decrease at Yantai in per unit manufacturing expenses due to greater unit production volume, savings on materials (due to the increased use of locally sourced materials and fewer imported materials) and the reduction in per unit labor costs because of productivity gains. At Dnon Tech, gross profit improved from a gross loss recorded in 1995 because of a 20.6% reduction in materials costs, which accounted for 90% of cost of sales, partially offset by increased labor and factory overhead costs on a per kilogram basis.

     Selling and Administrative Expenses. Selling and administrative expenses increased by RMB1,705,857 ($205,773), or 95.4%, from RMB1,787,889 ($215,668), or 4.5% of net sales, in 1995 to RMB3,493,746 ($421,441), or 4.0% of net sales, in 1996. The decrease in selling and administrative expenses was primarily due to the leverage obtained from the increased net sales base and controlled expenses.

     Income Before Income Taxes. Income before income taxes increased by RMB8,118,553 ($979,319), from a loss of RMB(1,452,048) ($(175,157)) in 1995 to a gain of RMB6,666,505 ($804,162) in 1996. This change reflects the changes described above, as well as an increase in net interest expense from RMB812,146 ($97,967) to RMB2,116,853 ($255,350) (which resulted from an increase in short-term borrowings to fund operating expenses and higher interest rates).

     Net Income. Net income increased by RMB8,158,853 ($984,180), from a net loss of RMB1,287,048 ($155,253) in 1995 to net income of RMB6,871,505
($828,891) in 1996. This change reflects the changes described above, as well as an increase in deferred tax benefits of RMB40,000 ($4,825), from RMB165,000 ($19,903) in 1995 to RMB205,000 ($24,729) in 1996.

Liquidity and Capital Resources

     Historically, the Company has required funds to finance working capital, capital expenditures for expansion of production facilities and payments of dividends. The Company has relied on cash flow from operations, short-term borrowings from banks and inter-company borrowings from Pianzhuan Group to meet financial obligations. Subject to the availability of foreign currency, there are no restrictions on the ability of the subsidiaries to pay dividends. For certain transactions, such as repayment of capital, approval is required by the State Administration of Foreign Exchange.

     A portion of the net proceeds of this Offering will be used for general corporate purposes and working capital, which will contribute to improved liquidity. In addition, the Company does not anticipate paying any dividends in the foreseeable future. Offsetting these developments will be an increase in state and local income taxes payable in China because of the expiration of tax holiday benefits for each of the Company's subsidiaries at various times.

     At June 30, 1997, the Company had working capital of RMB72,247,000 ($8,715,000), compared to RMB56,287,000 ($6,790,000) at December 31, 1996.
Changes in working capital included an increase in accounts receivable of RMB39,000 ($4,704), a decrease in inventories of RMB15,029,000 ($1,813,000) and an increase in payables of RMB11,916,000 ($1,437,000). At June 30, 1997, the Company had pro forma as adjusted working capital of RMB237,771,000 ($28,682,000).

     For the years ended December 31, 1994, 1995 and 1996, Yongxin and Daming had combined net cash flow from operating activities of RMB21,375,000 ($2,578,408), RMB17,425,000 ($2,101,930) and RMB (570,000) ($(68,758)),
respectively, and Yantai and Dnon Tech had combined net cash flow from operating activities of RMB3,986,000 ($480,820), RMB1,562,000 ($188,400) and
RMB (2,701,000) ($(325,814)), respectively. Cash flow from operations in 1996 was negative for Yongxin and Daming because of an increase in receivables due from a related party and a decrease in short-term debt owed to a related party. Cash flow from operations was negative for Yantai and Dnon Tech in 1996 because of an increase in deposits, prepayments and inventory and to a reduction in liabilities owed to joint venture partners. The Company's combined pro forma net cash flow from operating activities was RMB3,271,000 ($395,000) for the year ended December 31, 1996 and RMB25,871,000 ($3,121,000) for the six months ended June 30, 1997.

     The Company's short-term borrowings are mainly denominated in United States dollars and are secured by corporate guarantees given by Pianzhuan Group. At December 31, 1996, Yongxin and Daming had combined short- term borrowings outstanding of RMB14,749,000 ($1,779,131) and during 1996 Yongxin and Daming had an average interest rate of 7.6%. Yongxin and Daming have credit facilities at Peoples Construction Bank of China and China Industrial and Commercial Bank amounting to total credit of RMB50,000,000 and additional U.S. dollar denominated credit of $5,000,000. The average interest rate for the dollar denominated credit in 1996 was 6.0%. Yongxin and Daming may borrow RMB, if necessary, for future cash requirements at a higher rate. Daming's credit facility is secured by certain machinery and equipment, which has an approximate net book value of RMB1,544,000 ($196,000).

     Yantai has a credit facility at The Bank of China of RMB2,500,000 ($301,568). Dnon Tech has a credit facility at Peoples Construction Bank of China and China Industrial and Commercial Bank denominated in U.S. dollars in the amount of $1,000,000. At December 31, 1996, Yantai and Dnon Tech had combined short-term borrowings of RMB13,560,000 ($1,635,706) with an average interest rate for 1996 of 9.0%.

     Yongxin and Daming had combined capital expenditures for property, plant and equipment for 1994, 1995 and 1996 of RMB29,282,000 ($3,532,207),
RMB12,114,000 ($1,461,279) and RMB691,000 ($83,353), respectively, and Yantai and Dnon Tech had combined capital expenditures for the same periods of RMB27,881,000 ($3,363,209), RMB13,392,000 ($1,615,440) and RMB7,366,000
($888,540), respectively. The Company's consolidated pro forma capital expenditures were RMB8,057,000 ($971,893) for the year ended December 31, 1996 and RMB8,197,000 ($989,000) for the six months ended June 30, 1997. The Company expects that capital expenditures during the next 12 months will be approximately $15.5 million. See "Use of Proceeds."

     The Company anticipates that it will be able to meet its ongoing cash requirements with cash generated from operations, proceeds from this Offering and borrowings, as needed, from existing banking relationships.


Impact of Inflation

     The Company does not consider inflation to have had a material impact on its results of operations during the periods covered.

                                   BUSINESS

Company Overview

     The Company is a British Virgin Islands holding company that develops and manufactures deflection yokes for sale to manufacturers of color television sets and computer monitors. Deflection yokes are electronic devices attached to CPTs in television sets and CDTs in computer monitors. Deflection yokes use electro-magnetic forces to aim (i.e., deflect) red, green and blue light beams at the screen in the front of the CPT or CDT. When the light beams converge, various levels of intensity within each beam create a picture on the screen, which varies in movement, color and shape according to the video signal. In addition to aiming light beams, deflection yokes ensure that the red, green and blue light beams converge at each point on the screen simultaneously, thereby causing clarity and focus. The Company believes it is one of the largest independent manufacturers of deflection yokes in the world.

     The Company is a holding company, which currently owns 80% of the equity of each of Yongxin and Daming. The Company intends to use a portion of the net proceeds of this Offering to acquire 70% of the equity of Yantai and 90% of the equity of Dnon Tech. See "Use of Proceeds." Yantai, like Daming and Yongxin, develops and manufactures deflection yokes. Dnon Tech manufactures, primarily for Daming, Yongxin and Yantai, high quality enameled copper wire, which is the principal raw material used in deflection yokes. Each of Yongxin, Daming, Yongxin, Yantai and Dnon Tech has all its manufacturing facilities in China.


Industry Overview

     Demand for deflection yokes is directly linked to the demand for CPTs and CDTs, which are used in television sets and computer monitors, respectively. The following table, which is based upon information compiled in a recent report by a specialty glass manufacturer (the "Report"), provides information about the total world-wide demand for television sets and computer monitors and the total world-wide production of CPTs and CDTs in 1996. The Company is not relying upon the compiler of the Report as an "expert" (within the meaning of sections 7 and 11 of the Securities Act), but the Company believes that the information compiled in the Report is accurate.


   Television/Monitor Demand and CPT/CDT Production by Select Regions in 1996
                            (in millions of units)


                                        Rest of      Total              Rest of     Total     Total
                              NAFTA      West        West     China       East       East     World
                              -------   ---------   -------   -------   ---------   -------   ------
Demand:
 Televisions   ............     27.1      55.7         82.8     19.4       26.0        45.4   128.2
 Monitors   ...............     29.1      26.7         55.8      2.0       13.3        15.3    71.1
                               -----      ----       ------    -----      -----      ------   -----
  Total Demand    .........     56.2      82.4        138.6     21.4       39.3        60.7   199.3
                               =====      ====       ======    =====      =====      ======   =====
Production:
 CPTs    ..................     25.0      34.7         59.7     15.6       64.6        80.2   139.9
 CDTs    ..................      1.0       4.0          1.4      0.5       68.5        69.0    70.4
                               -----      ----       ------    -----      -----      ------   -----
  Total Production   ......     26.0      38.7         61.1     16.1      133.1       149.2   210.3
                               =====      ====       ======    =====      =====      ======   =====

     According to forecasts in the Report, which the Company believes are reasonable, the production of CPTs is expected to increase from the present world level of 139.9 million units to 184.1 million units by the year 2000, a compounded annual growth rate of 7.1%. Although the television market is mature in most developed countries, the Company believes population and household growth are likely to sustain continued demand for televisions. In addition, the television replacement market provides a continuing source of demand, which the Company expects may increase with the introduction of HDTVs. See "--Products." World production of CDTs is expected to increase from the present level of 70.4 million units to 142.7 million units by the year 2000, a compounded annual growth rate of 19.3%, due to continued demand for computers and the replacement market for computers and, according to the Report, China's share of world CPT and CDT production is projected to increase from 16.1 million units in 1996 to
39.9 million units in 2000, which represents a compounded annual growth rate of approximately 26%. If the Company retains its current presence in China as a manufacturer of deflection yokes, it would expect to participate in China's overall growth in deflection yoke production. The following table, which is based upon forecasts in the Report that the Company believes are reasonable, shows expected total world-wide demand for television sets and monitors and world-wide production of CPTs and CDTs in 2000:

   Television/Monitor Demand and CPT/CDT Production by Select Regions in 2000
                            (in millions of units)

                                         Rest of     Total               Rest of     Total    Total
                              NAFTA       West       West     China       East       East     World
                              -------   ---------   -------   -------   ---------   -------   ------
Demand:
 Televisions   ............    27.4        70.7        98.1     24.1       34.9        59.0   157.1
 Monitors   ...............    36.0        33.9        69.9      8.9       24.0        32.9   102.8
                               ----       -----      ------    -----      -----      ------   -----
  Total Demand    .........    63.4       104.6       168.0     33.0       58.9        91.9   259.9
                               ====       =====      ======    =====      =====      ======   =====
Production:
 CPTs    ..................    27.5        48.3        75.8     28.3       80.0       108.3   184.1
 CDTs    ..................    10.6        10.6        21.2     11.6      109.9       121.5   142.7
                               ----       -----      ------    -----      -----      ------   -----
  Total Production   ......    38.1        58.9        97.0     39.9      189.9       229.8   326.8
                               ====       =====      ======    =====      =====      ======   =====

     China emerged in the world electronics industry in the 1980s, especially for products for which the manufacturing process is labor intensive and not readily subject to automation. Although most major television manufacturers, such as Daewoo, Toshiba, Matsushita, Sony, Sanyo, Philips, Sharp and Samsung, continue to manufacture deflection yokes to some extent, the Company believes there is a trend among OEMs to outsource the more labor-intensive segments of their manufacturing operations. The Company believes the relatively low labor costs in China and the difficulty of automating significant portions of the manufacturing process for deflection yokes afford the Company an advantage in being able to capture additional market share in the deflection yoke industry. See "--Sales and Marketing--Customers."

     The Company believes that Murata, a Japanese corporation engaged primarily in the business of manufacturing ceramic capacitors and other electronic components with fiscal 1997 revenues of approximately $2.4 billion, has been the largest manufacturer in the world of deflection yokes for sale to unaffiliated third parties, producing approximately 10 million units per year. In April 1997, Murata announced that it was selling its deflection yoke manufacturing facility in Mexico to Totoku, a Japanese electronics company that manufactures CRTs. The Company believes that Murata intends to exit the deflection yoke business. The Company believes Murata's deflection yoke business represents approximately 3% of its annual revenues (or approximately $85 million).

Business Strategy

     The Company's goal is to use its manufacturing expertise and low manufacturing costs to become the largest independent producer of deflection yokes in the world. To accomplish this goal, the Company's strategy is to:

   [bullet] Expand its production capacity to meet existing and expected demand. The Company is expanding its production capacity and intends to use approximately $15.5 million of the net proceeds of this Offering to expand capacity further. With the additional production capacity, the Company will be able to satisfy the projected growth in demand for deflection yokes, both for television sets and computer monitors. The Company is expanding production to accommodate its recent and anticipated growth. In that connection, the Company had backlog at June 30, 1997 of approximately $35.0 million, compared to backlog at June 30, 1996 of approximately $20.0 million. The Company's planned expansion will result in total annual production capacity of approximately
               12.8 million units, compared to total production capacity of approximately 6.1 million units at the end of 1996.

   [bullet] Focus production expansion on higher margin products, such as deflection yokes for larger screen televisions. The Company currently manufactures deflection yokes for 14", 20" and 25" CPT models. The Company's planned expansion will be aimed at manufacturing the higher margin products, including deflection yokes for larger screen televisions and for CDTs. Gross profit margins for deflection yokes for 14" and 20" CPT models generally average between 10-15%, while gross profit margins for deflection yokes for 21" (wide), 25" and 29" CPT models generally average between 30-45%.

   [bullet] Expand penetration of CDT market. The Company recently entered the market for deflection yokes for computer monitors (CDTs), and in 1996 produced approximately 93,000 units. Deflection yokes for CDTs are more advanced than deflection yokes for CPTs in the level of design complexity and engineering specifications of each customer, due to the higher resolution of the display device. The Company's planned expansion will result in a total annual production capacity of approximately 2.2 million deflection yokes for CDTs. The Company expects that margins for CDT products will be comparable to those of the higher margin CPT products.

   [bullet] Expand Customer Relationships. The Company plans to increase its sales of deflection yokes by actively marketing its products to OEMs with a view to adding new customers and developing additional business from existing customers. The Company believes its commitment to quality, service and competitive prices will enable it to continue to forge strong customer relationships. The Company plans to utilize its strong supplier relationship with Daewoo to build other strategic supplier relationships. Recently, the Company has added such customers as LG Shuguang, Fujian Hitachi and Foshan Thompson.

   [bullet] Expand Product Development. The Company intends to develop other deflection yoke technologies and to consider opportunities for the development or acquisition of other products the Company determines it can manufacture and sell in a cost-effective manner by leveraging its manufacturing expertise and capacity.


Products


     CPT Products

     The Company produced 5,494,000 deflection yokes for CPTs in 1996. The Company currently offers deflection yokes for 14", 20", 21" and 25" CPTs and will soon offer deflection yokes for 29" CPTs. The Company's deflection yokes for 14", 20" and 21" CPTs have basic design similarities, although they are custom fitted to engineered specifications of each customer. The major television set producers, such as Daewoo, Toshiba, Panasonic, Sony, Sanyo, Philips and Samsung, have CPT products within each size category that are generally proprietary and require unique deflection yoke specifications. As a result, since its inception, the Company has developed a total of 36 models of deflection yokes for CPTs to meet the requirements of its customers. Certain of these models serve the needs of more than one customer.

     The Company has recently developed two designs of 25" adaptable deflection yokes, which can be installed in a variety of 25" CPTs. The Company believes such designs should reduce the need for extensive product development that is often necessary to meet the requirements of its customers. The Company intends to apply this technology to the development of a generic deflection yoke for 29" CPTs. The Company has applied for patents in China for the two designs of adaptable deflection yokes for 25" CPTs and certain associated components. See "Risk Factors--Absence of Protection for Intellectual Property." To date, the Company has sold only a limited number of adaptable deflection yokes for 25" CPTs and does not plan to increase sales until a patent has been granted.

     The Company is a party to a licensing agreement with Toshiba, pursuant to which the Company will license certain technology from Toshiba for the production of deflection yokes for 25" and 29" CPTs that are compatible with Toshiba's televisions.


     The Company is prepared to enter the market for deflection yokes for HDTVs
(CPTs). The Company is currently developing deflection yokes for 21" CPTs for the HDTV market. Deflection yokes for HDTVs are more advanced than deflection yokes for regular televisions and provide better resolution.



     CDT Products

     The Company recently entered the rapidly growing market for deflection yokes for CDTs; the Company produced approximately 93,000 deflection yokes for CDTs in 1996. Deflection yokes for CDTs are similar to deflection yokes for CPTs, but provide better resolution. The enhanced resolution is accomplished by directing the light beam to a single point on the screen, compared to a slightly larger band area, in the case of CPTs. Although the actual resolution varies based on the signal source (e.g. broadcast television, videotape recorders, laserdisc players), conventional analog television is capable of resolution up to 550 lines per screen, compared with 1,024 lines per screen for computer monitors.

Backlog

     At June 30, 1996 and 1997, the amounts of backlog of firm orders were approximately $20.0 million and $35.0 million, respectively. Substantially all the backlog at June 30, 1996 was filled by June 30, 1997, and the Company expects to fill substantially all the backlog at June 30, 1997 by June 30, 1998.

Sales and Marketing


     The Company has focused its marketing efforts on (i) attempting to build a reputation within the deflection yoke industry with a goal of having customers perceive the Company as the manufacturer of high quality, low price products and the provider of exceptional customer service and (ii) penetrating international and domestic Chinese markets.


     Pricing

     The Company's pricing strategy is to be the low cost provider of high quality deflection yokes globally. The Company has been able to price its products competitively, due both to (i) low labor costs in a labor intensive industry and (ii) manufacturing efficiencies. In addition to the relatively low labor costs, upon the consummation of the Acquisitions, the Company will control its supply of enameled copper wire, which represents a significant cost in the production of deflection yokes. In the past, the Company imported enameled copper wire from Japan.

     Sales


     The Company sold 5,154,567 deflection yokes in 1996, approximately 3,350,000 (or 65%) of which were sold to Daewoo. The Company believes that Daewoo redistributes a portion of the deflection yokes it purchases from the Company to major customers, such as Sharp, Toshiba, Hitachi, Sony, Mitsubishi and Matsushita. The Company sold approximately 1,290,000 deflection yokes (or 25% of the total number of deflection yokes sold) in 1996 to IRICO, substantially all of which were sold through Pianzhuan Group. The following table sets forth the Company's unit sales information by model for the periods indicated:

                                                        Year Ended December 31,
                                        --------------------------------------------------------
                                                   1996                          1995
                                        ---------------------------   --------------------------
                                                       Percent of                    Percent of
                                        Units Sold       Total        Units Sold       Total
                                        ------------   ------------   ------------   -----------
Product:
 Deflection yoke for 14" CPT   ......     2,007,880        36.0%        1,225,217        41.1%
 Deflection yoke for 20" CPT   ......     1,957,800        35.1         1,238,362        41.6
 Deflection yoke for 21" CPT:
  (narrow)   ........................            --          --           102,708         3.4
  (wide)  ...........................       521,998         9.4                --          --
 Deflection yoke for 25" CPT   ......     1,018,811        18.3           412,686        13.9
 Deflection yoke for 14" CDT   ......        67,368         1.2                --          --
                                         ----------      ------        ----------      ------
   Total  ...........................     5,573,857       100.0%        2,978,973       100.0%
                                         ==========      ======        ==========      ======

     Historically, the Company's marketing and sales have been implemented primarily through Pianzhuan Group. Deflection yokes sold in China are generally sold to Pianzhuan Group, which resells the deflection yokes under its brand name. Pianzhuan Group's centralized marketing and sales department consists of 12 sales personnel for domestic business and nine for overseas business. Among other things, Pianzhuan Group advertises in trade publications and select industry publications, and attends important trade shows, such as the Guangzhou Trade Fair and the Korean Electronics Trade Fair. The Company reimburses Pianzhuan Group for its proportionate share of the cost of these services (based on the proportionate share of Company and Pianzhuan Group combined sales of deflection yokes). See "Risk Factors--Potential Conflicts of Interest" and "Certain Relationships and Related Transactions."


     In addition to sales conducted through Pianzhuan Group, the Company employs its own sales personnel and, to a limited extent, manufacturers' representatives. Manufacturers' representatives receive a commission of 1.0% to 1.5% of sales. Sales of deflection yokes by the Company's independent sales personnel, which, at June 30, 1997, numbered 12, compared to two at June 30, 1996, are generally made under the names of the Company's subsidiaries. In the past, the Company conducted its sales primarily in conjunction with Daewoo; the Company's sales personnel operated out of Daewoo's offices in Seoul, Korea and Daewoo resold the products purchased from the Company throughout the world. The Company recently began actively to market its products, independently of Daewoo, with the intent of developing a larger customer base and additional business from existing customers. The Company opened a sales office in Seoul, Korea in June 1997 and in New York in January 1997 for servicing American and other Western customers. The Company plans to open additional sales offices in Nagano, Japan and San Francisco.


     Customer Service

     The Company seeks to provide a high level of customer service by setting exacting service-related performance objectives and by employing a skilled group of nine employees, who meet and consult periodically with customers. These customer service personnel are trained to understand the special technologies employed by their customers.


     Customers

     A majority of the Company's business is attributable to Daewoo and IRICO. See "--Sales;" and "Risk Factors--Dependence on Major Customers." The Company believes that its commitment to quality, service and competitive prices has enabled it to develop strong relationships with Daewoo and IRICO. The Company's relationship with Daewoo extends to several areas of the Company's business, including marketing and training. The customers for the Company's deflection yokes for CDTs include Daewoo, Shenzhen Saige Group, Hitachi, Samsung and LG Shuguang. Within the last three months, the Company has begun selling products to LG Shuguang, Fujian Hitachi and Foshan Thompson. The Company has had preliminary discussions with several domestic Chinese producers of CPTs, such as Beijing Matsushita Color CRT Co., Ltd., Foshan Electronics Industry Group, Shanghai Novel CRT Corp. Ltd. and Hong Guang Industrial Co., Ltd. Cheng Du, regarding the sales of the Company's deflection yokes for 29" CPTs.


Manufacturing


     General


     The Company's manufacturing operations are located in the cities of Xianyang and Yantai. In May 1997, the Company leased an 11,200 square meter facility in the city of Weihai, where the Company is constructing a deflection yoke manufacturing operation. See "--Expansion Plans." The Company currently produces deflection yokes for 14", 20", 21" and 25" CPTs, and also for 14" CDTs. The Company began producing deflection yokes for 29" CPTs in June 1997. The following table sets forth the Company's annual production capacity as of December 31, 1996 and anticipated annual production capacity upon completion of the Company's expansion projects:



                         Annual Production Capacity(1)


                                                                      Anticipated Production
                                              Production Capacity         Capacity upon
                                                     as of                Completion of
                                               December 31, 1996      Expansion Projects(2)
                                              ---------------------   -----------------------
Product:
 Deflection yoke for 14" CPT   ............         2,000,000                2,000,000
 Deflection yoke for 20" CPT   ............         2,000,000                2,100,000
 Deflection yoke for 21" CPT (wide)  ......           400,000                2,200,000
 Deflection yoke for 25" CPT   ............         1,600,000                2,500,000
 Deflection yoke for 29" CPT   ............                --                1,800,000
 Deflection yoke for 14" CDT   ............           100,000                2,200,000
                                                    ---------               ----------
   Total  .................................         6,100,000               12,800,000

--------------
(1) Based upon two production shifts operating 5 days per week.
(2) See "--Expansion Plans."

     Each 14", 20" and 21" deflection yoke for a CPT consists of two coils of enameled copper wire, plastic structures, ferrite metal cores and electronic controllers. The two coils, one for horizontal and the other for vertical alignment of the light beams, are separated by plastic structures shaped to fit in the neck of the CRT. The horizontal coil is inside the separator and the vertical coil is wrapped around a ferrite core, which straddles the exterior of the separator. The electronic controllers regulate communication between the coils and the CRT. Deflection yokes for 25" and larger CPTs differ from those for smaller CPTs in that they require two horizontal coils, a ferrite core that encases the vertical coil and more complex electronic connectors. Deflection yokes for CDTs are similar in appearance and structure to deflection yokes for CPTs. However, electronic controllers and connectors are more elaborate for deflection yokes for CDTs than those for CPTs. In addition, deflection yokes for CDTs require two horizontal coils and use less magnetic force to guide the electron beams.


     Manufacturing Processes

     The Company's manufacturing process begins with the production of enameled copper wire, which is supplied by Dnon Tech and certain other suppliers when Dnon Tech is unable to meet production demand. The Company's production process for enameling copper wire is accomplished using state-of-the-art machinery with certain proprietary design features. The Company recently installed a state-of-the-art machine for enameling copper wire to expand production. The process involves first feeding copper wire through an industrial oven, which softens the copper and prepares the wire for stretching to the desired thickness. Six layers of enamel are then sequentially applied, with a drying process between each layer. The enameling process provides insulation for the copper wire, which reduces interference and contributes to the efficiency of the electronic properties of the deflection yoke. The resulting enameled copper wire is suitable for winding into vertical coils for all varieties of deflection yokes. Enameled copper wire for horizontal coils involves a second process after the enamel is applied, whereby three coats of self-bonding adhesive are applied to the enameled copper wire. Adhesive coating improves the flow of electricity and adds cohesiveness and smoothness to the wire for shaping horizontal coils that are placed inside the plastic separators of deflection yokes. The Company has the capacity to produce four tons of enameled copper wire per day, which is sufficient to produce approximately 30,000 deflection yokes per day.

     For both vertical and horizontal coils, the enameled copper wire is then coiled on winding machines. The Company's winding machines for 14", 20" and 21" deflection yokes are capable of producing approximately 1,600 vertical and horizontal coils per day, based on two production shifts. Separate machines are organized in winding lines for the different shapes of vertical and horizontal coils. The Company's winding machines for 25" deflection yoke models are capable of producing approximately 9,000 vertical and horizontal coils per day, based on two production shifts with fewer personnel than are needed to operate machines for smaller deflection yokes.

     Once the horizontal and vertical coils have been produced, they are sent to the production assembly and testing lines. The assembly and testing processes are similar for the various sizes of deflection yokes, although deflection yokes for larger CPTs and all CDTs require more time due to more complicated components and testing procedures.

     Assemblers fit coils onto ferrite cores, attach the coils to separators and solder connectors to complete the deflection yokes. The Company's operations include ten production lines, each of which produces an average of 2,000 deflection yokes per day.

     After each deflection yoke is assembled, it is forwarded to convergence testing personnel. Convergence testing is a crucial part of the deflection yoke production process and is very labor intensive, requiring almost three times as much labor as the assembly process. Convergence testing is more labor intensive for deflection yokes for larger CPTs and all CDTs. Generally, a person can test between 50 and 100 deflection yokes per day.

     Testers attach the assembled deflection yokes to the neck of a sample CPT and check between 11 and 25 individual points (depending on the size of the deflection yoke) on the surface of a CRT screen to see whether each of the three colored light beams properly converge on the point being tested. When a light beam does not meet its required point on the screen, the adjuster manually removes the deflection yoke and places small metal bridges on the coils for fine tuning of the magnetic forces controlling the beams. The deflection yoke is then tested again to ensure that the three beams are properly focused.


     Quality Control


     Deflection yokes are inspected by trained personnel. Samples of each deflection yoke category are periodically collected and submitted to an inspection facility, where trained personnel check for compliance with customer specifications. In addition, all production personnel are monitored by video from a central observation area and are expected to generate a specified number of units per day. Salaries for employees are indexed to the progress each individual makes in productivity. The Company employs a system that enables it to identify defective units with the worker responsible. A regular training program with Daewoo has been established, in which a substantial number of employees are sent to South Korea to learn new methods of testing and winding. In addition, production managers have been trained in China, Japan and Korea for state-of-the-art manufacturing techniques associated with larger deflection yokes and deflection yokes for CDTs. The Company believes that its quality control program is an integral part of its manufacturing operation. The failure rate for the Company's deflection yokes is less than 1%.

     The Company believes that quality control of enameled copper wire is crucial to the production of high quality deflection yokes. The Company employs a quality control specialist and maintains a program in which Dnon Tech quality control personnel are trained by the Company's 10% joint venture partner in Dnon Tech, Dea Tech Machinery S.p.A. ("Dea Tech"), an Italian company engaged in manufacturing enameling and adhesive industrial machinery.


     Expansion Plans

     The Company believes the market for CDTs and larger CPTs is growing, with consumer preferences changing from smaller to larger television screens. The Company intends to commit substantial resources to the production of deflection yokes for these growing markets.

     The Company plans to expand its production facilities in Xianyang by installing three new production lines, which will manufacture deflection yokes for 25" CPTs, 29" CPTs and CDTs. Each new production line will be operated five days per week with two production shifts. In addition to expanding its existing facilities in Xianyang, the Company will install a new production facility in Weihai, and, upon completion of the installation, will shift production from Daming's facility in Xianyang to the Weihai facility. In connection with the expansion, the Company plans to hire 750 new employees. Upon completion of the expansion project, the annual production capacity for deflection yokes for 25" CPTs, 29" CPTs and CDTs will be increased by approximately 1.8 million units,
1.8 million units and 2.2 million units, respectively. The total projected cost for the expansion is approximately $15.5 million, which the Company intends to fund with a portion of the net proceeds of this Offering. See "Use of Proceeds." The expansion is expected to be completed by the end of 1997.


Raw Materials

     The Company's principal raw materials include spools of copper wire, ferrite cores and polyamide resins. The Company believes that the raw materials necessary for the production of deflection yokes are generally available in the market and that the Company is not dependent upon any single supplier or related group of suppliers.

Research and Development


     Pianzhuan Group's research and development department, which consists of 20 scientists and technicians specializing in electrical, chemical and mechanical engineering, computer science, product design of deflection yokes and related production equipment, generates new products and related research and development for the Company. See "Certain Relationships and Related Transactions." This department recently developed two adaptable deflection yokes for 25" CPTs for the Company. See "--Products--CPT Products." In addition to the 36 models of deflection yokes generated since the Company's inception and the adaptable deflection yokes for 25" CPTs, Pianzhuan Group's research and development department has developed several models of machinery used by the Company in the production of deflection yokes. The Company owns the rights to all the products Pianzhuan Group has developed for the Company.


     The Company plans to establish a research and development division at its Weihai facility and at its sales office in Seoul, Korea. The Company expects to hire 13 people for its research and development divisions. In the future, the Company intends to rely increasingly on its own research and development personnel.


Competition

     The Company's largest competitor is Murata, which produces approximately 10 million units per year. Murata announced in April 1997 that it was selling its deflection yoke facility in Mexico to Totoku. The Company believes that Murata intends to exit the deflection yoke business. The Company's other competitors include Samsung and

Dogu Electronics Co. Ltd., a Korean company. The Company also may face competition from emerging technologies, such as "flat-panel displays," which could reduce the use of CRTs in the future. See "Risk Factors--Risk of Obsolescence."

     The principal methods of competition in the deflection yoke industry are price, responsiveness to customer demands generally and quality control. The Company believes it is a strong competitor on the basis of price and quality because of its relatively low labor costs, manufacturing efficiencies and quality control program.


Properties

     The Company leases approximately 8,052 square meters in the aggregate in three adjacent buildings in the city of Xianyang from Pianzhuan Group pursuant to three separate leases at an aggregate annual cost of approximately $120,000. See "Certain Relationships and Related Transactions." The leases expire in 2000, 2000 and 2003. The Company also has leased an 11,200 square meter production facility in the city of Weihai from Weihai Electronic Industrial Park Weishi Corp. at an annual cost of approximately $20,000 under a ten-year lease entered into in May 1997. See "Certain Relationships and Related Transactions." The Company also owns an approximately 8,791 square meter facility in the city of Yantai. This facility was contributed to the Company by a joint venture partner as its capital contribution. The Company believes that, upon completion of the expansion programs currently in progress, its facilities will be adequate to meet its currently foreseeable needs.


Employees

     At June 30, 1997, the Company had 854 employees, including 771 production personnel. Upon the consummation of the Acquisitions, the Company will have 1,205 employees, including 1,049 production personnel. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its employee relations are good.

                                  MANAGEMENT


Directors and Executive Officers

     The directors and executive officers of the Company are as follows:



          Name             Age               Position(s) with Company
          --------------- -----              ------------------------
          Du Qingsong      51    Chairman of the Board and Chief Executive Officer
          Li Lianjie       59    Vice Chairman of the Board and Chief Operating
                                 Officer
          Fan Baiyan       51    Chief Financial Officer
          Hou Yibin        43    Director and Senior Technology Advisor
          Aaron Y.P. Li    50    Executive Vice President of Sales and Marketing
          Mary Xia         45    Director
          To Shing Hoi     23    Director
          Li Wenya         26    Secretary
          Robert Adler     63    Nominee for Director
          Hans Decker      68    Nominee for Director


     Du Qingsong has been the Chairman and Chief Executive Officer of the Company since its inception in January 1996 and the Chairman and Chief Executive Officer of Yongxin and Daming since their inception in 1992 and 1993, respectively. Du also is Chairman of Pianzhuan Group, a diversified group of companies, consumer and industrial electronics, transportation and chemicals businesses. Prior to joining Pianzhuan Group, Mr. Du spent 11 years at Xinping Fertilizer Corp., the largest manufacturer of fertilizer in Shaanxi Province. In 1987, he became General Manager of this 4,000 employee organization. Previously he spent 10 years at Baihe Transportation Company, a large state-owned transportation company. He received his B.S. in Engineering from the Shaanxi Transportation University in 1969. Mr. Du is the Honor Professor of Xian Jiaotong University.


     Li Lianjie has been the Vice Chairman and Chief Operating Officer of the Company since its inception in January 1996. Mr. Li has over 30 years experience in research and development of deflection yoke products. Mr. Li has been a leading engineer in the design and development of key deflection yoke technologies, such as the winding process, and the ferrite core and separator design. He was the head of research and development of Pianzhuan Group from 1989 until January 1996. Previously, he was a senior engineer at IRICO for 10 years. From 1963 until 1973, he was a senior research associate at the Electronics Research and Design Institute of Xian, where he received numerous awards from the Ministry of Electronics Industry. He received his B.A. in Engineering from Xian Jiaotong University. Mr. Li devotes all of his business time to the Company.

     Fan Baiyan has been the Chief Financial Officer of the Company since its inception in January 1996. Ms. Fan has 22 years of commercial banking and corporate finance experience. Since 1982, she has served as Head of International Business of the Shaanxi Province branch of the China Construction Bank. She received her B.A. from China's Northwest University and has had financial training at Deutsche Bank AG in Germany, Bank of Osaka in Japan and Citibank in Singapore. Ms. Fan devotes approximately 75% of her business time to the Company.

     Professor Hou Yibin has been a Director and Senior Technology Advisor of the Company since its inception in January 1996. Professor Hou is also deputy head of the Academy of Engineering and Science and Dean of the Computer and Information Technology Institute of Xian Jiaotong University in Xian, one of China's leading technology research organizations. He also is an honorary senior research fellow at the University of Birmingham in England. Professor Hou received his Ph.D. in Electronic Engineering from Eindhoven University of Technology, The Netherlands, in 1986. Professor Hou devotes approximately 40% of his business time to the Company.

     Aaron Y.P. Li has been Executive Vice President of Sales and Marketing since April 1997. Mr. Li has been President of China Business Services, a consulting firm, since October 1996. From October 1995 until October 1996, Mr. Li was Director, Sales and Marketing for Greater China of Graco, Inc., a manufacturer of fluid handling equipment for automobiles. From September 1988 until October 1995, Mr. Li was Marketing Manager, Application Engineer of MTS Systems Corporation, a manufacturer of computer controlled motion simulation systems for structural evaluation and development. Mr. Li received a B.A. from Xian Jiaotong University, People's Republic of China in 1970, a M.S. in Engineering from Xian Jiaotong University in 1981 and a M.B.A. in Business from the University of Alberta, Canada. Mr. Li devotes all of his business time to the Company.

     Mary Xia has been a Director of the Company since its inception in January 1996. Since 1995, Ms. Xia has been Executive Vice President, a director, and an equity owner of First Pacific Rim Inc. ("FPRI"), a company that provides financial services. Since 1992, Ms. Xia has been a director and the President of China Development Corp., where she focused on bringing United States capital market concepts to the China market. Ms. Xia received a B.A. from Hebei Teachers University in China in 1982, a M.A. in Economics from Scuola Mattei in Italy in 1986 and an M.B.A. from Long Island University in 1991.

     To Shing Hoi has been a Director of the Company since its inception in January 1996. Mr. To owns Billion West Trading Limited, a Hong Kong-based trading company. From 1993 to 1995, Mr. To was with the Hong Kong trading concern, Ben Force International Limited. Mr. To is Mr. Du's son.

     Li Wenya has been the Secretary of the Company since its inception in January 1996. Ms. Li was the Director of the General Manager's Office of Pianzhuan Group from July 1993 until January 1996. Ms. Li received a B.S. in shipping technology from Harbin Ship Building Engineering Institute in 1993. Ms. Li devotes all her business time to the Company.


     Robert Adler has been nominated as a Director of the Company, and is expected to become a director following the consummation of this Offering. Since November 1991, Mr. Adler has been Vice President, Senior Investment Officer of BHF Securities Corp., an investment company. From January 1991 to October 1991, Mr. Adler was Vice President of Vital Management & Consulting Corp., a consulting company. From July 1985 to December 1990, Mr. Adler was Vice President, Senior Investment Officer of DG Bank, New York branch.


     Hans Decker has been nominated as a Director of the Company, and is expected to become a director following the consummation of this Offering. Since 1993, Mr. Decker has been an Adjunct Professor at Columbia University, School of International and Public Affairs. From 1990 to 1992, Mr. Decker was Vice Chairman of Siemens Corp., USA, an electronics corporation. From 1971 to 1990, Mr. Decker was President of Siemens Corp.


Board Committees

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, the members of which will be independent directors, oversees actions taken by the Company's independent auditors and review the scope and results of the Company's accounting and control procedures. The Compensation Committee, the members of which will be independent directors, reviews and approves the compensation of executives of the Company and makes recommendations to the Board of Directors with respect to standards for setting compensation levels.

Executive Compensation

     The aggregate amount of compensation paid by the Company and its consolidated subsidiaries to all the Company's directors and executive officers during 1996 was approximately $21,792. In addition, the Company set aside $1,737 for pension and other similar benefits for its directors and executive officers during 1996.

1997 Employee Stock Option Plan

     A total of 300,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Employee Stock Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Option Plan is 10 years. At the date of this Prospectus, no options had been granted under the Option Plan.

                            PRINCIPAL SHAREHOLDERS

     The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table shows the beneficial ownership of Common Stock as of June 30, 1997 of (a) each person who was known by the Company to own beneficially more than 10% of the outstanding shares of Common Stock and (b) the total amount owned by directors, nominees for director and executive officers as a group.


                                                                               Percent of Class
                                                                            ----------------------
                                                                             Before       After
Person or Group                                             Amount          Offering     Offering
---------------                                        ----------------   ----------   ---------
To Shing Hoi(1)  ....................................    4,559,000(2)          94.0%      51.5%
Du Qingsong(3)   ....................................    4,559,000(2)          94.0       51.5
All directors, nominees for directors and officers as
 a group (8 persons)   ..............................    4,850,000(2)(4)      100.0       54.8

--------------
(1) Mr. To's address is RM1, 11th Floor, Ocean View Court, 27 Chatham Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(2) Mr. To and Mr. Du have entered into an agreement, pursuant to which Mr. To has agreed that, until the tenth anniversary of the closing of this Offering, (a) he will not sell or otherwise dispose of any of his shares without Mr. Du's prior written consent, and (b) he will vote his shares as Mr. Du directs. Accordingly, Mr. Du may be deemed to be the beneficial owner of Mr. To's shares. See "Certain Relationships and Related Transactions." (3) Mr. Du's address is c/o Asia Electronics Holding Co. Inc.,70 West Weiyang Road, Xianyang, Shaanxi Province, People's Republic of China.

(4) Includes 291,000 shares owned by FPRI, which is controlled by Ming Cui and Mary Xia; Ming Cui and Mary Xia disclaim beneficial ownership of these shares. Excludes the 5,000 shares issuable upon exercise of the Advisor Options to be issued to FPRI, and the 10,000 shares issuable upon exercise of the Advisor Options to be issued to Robert Adler, upon the closing of this Offering. See "Certain Relationships and Related Transactions."

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Acquisitions of Yongxin, Daming, Yantai and Dnon Tech

     Yongxin was formed in 1993 as a joint venture between Pianzhuan Group (45%) and Hong Kong Yongxin Technology Development Co., Ltd. ("Hong Kong Yongxin") (55%), a Hong Kong company . In September 1993, Hong Kong Yongxin transferred its entire interest in Yongxin to Hong Kong Cao Trading Company Ltd. ("Cao"), an international trading organization. In 1994, Tomei Trading Company Ltd. ("Tomei"), a major Japanese deflection yoke component parts supplier, purchased from Cao its 55% interest in Yongxin for $300,000. In December 1995, Xianyang Pianzhuan Development (the "Key Employees Company"), which is owned by certain employees of the Company (including Mr. Du, who owns 0.3% of the Key Employees Company) and of which Mr. Du is Chairman, purchased from Pianzhuan Group its 45% interest in Yongxin for $991,681. In the same month, Tomei purchased from the Key Employees Company a 25% interest in Yongxin for $250,000, thereby reducing the Key Employees Company's interest in Yongxin from 45% to 20%, and increasing Tomei's interest in Yongxin from 55% to 80%. In May 1996, the Company purchased Tomei's 80% interest in Yongxin for $1,680,000. In addition to the purchase price, Tomei had previously received cash dividends of $41,215 from Yongxin. The agreement to effect the acquisition of Tomei's interest was based on a pre-existing oral understanding between Mr. Du and Tomei. See Note 4 to the Company's Consolidated Balance Sheet. At present and immediately after this Offering, the Company owns and will own 80% of Yongxin, and the Key Employees Company owns and will own 20% of Yongxin.

     Daming was formed in 1992 as a joint venture between Pianzhuan Group (75%) and Tomei (25%). In December 1995, the Key Employees Company purchased from Pianzhuan Group its 75% interest in Daming for $1,124,868. In the same month, Tomei purchased from the Key Employees Company a 55% interest in Daming for $990,000, thereby reducing the Key Employees' interest in Daming from 75% to 20% and increasing Tomei's interest in Daming from 25% to 80%. In May 1996, the Company purchased Tomei's 80% interest in Daming for $1,440,000. The agreement to effect the acquisition of Tomei's interest was based on a pre-existing oral understanding between Mr. Du and Tomei. See Note 4 to the Company's Consolidated Balance Sheet. At present and immediately after this Offering, the Company owns and will own 80% of Daming, and the Key Employees Company owns and will own 20% of Daming.

     Yantai was formed in 1993 as a joint venture among Pianzhuan Group (45%), Tomei (25%) and Muping Gold Industrial Co. ("Gold") (30%), a Chinese gold mining and gold product manufacturer. In 1994, Gold sold one-third of its 30% (i.e., 10%) interest in Yantai to an affiliate of Daewoo. In December 1996, the Company entered into an agreement with Pianzhuan Group and Tomei to purchase their 70% interest in Yantai (i.e., 45% from Pianzhuan Group and 25% from Tomei) for $2,800,000 in the aggregate, the closing of which will occur contemporaneously with the closing of this Offering. As a consequence, immediately after this Offering, the Company will own 70% of Yantai, Gold will own 20% of Yantai and the affiliate of Daewoo will own 10% of Yantai.

     Dnon Tech was formed in 1993 as a joint venture among Pianzhuan Group (45%), Xian Jiao Tong University Electrical Technical Engineering Limited (the "University") (10%), a Chinese company, Wainlink Enterprises Limited ("Wainlink") (25%), a Hong Kong company, and Dea Tech (20%). In December 1996, the Company entered into an agreement with Pianzhuan Group, the University, Wainlink and Dea Tech to purchase 90% of Dnon Tech (72.5% from Pianzhuan Group, 5% from the University and 12.5% from Wainlink) for $2,700,000 in the aggregate, the closing of which will occur contemporaneously with the closing of this Offering. As a consequence, immediately after this Offering, the Company will own 90% of Dnon Tech and Dea Tech will own 10% of Dnon Tech.

Relationship With Pianzhuan Group


     Historically, Pianzhuan Group, of which Mr. Du is Chairman, has conducted a substantial portion of the Company's sales in China and its marketing activities. In 1996 and the six months ended June 30, 1997, the Company effected $13,451,068 and $12,089,672 of sales, respectively, through Pianzhuan Group. In addition, Pianzhuan Group has conducted sales and marketing activities for other members of Pianzhuan Group.

     The subsidiaries of the Company and the members of Pianzhuan Group have agreed that the Members may not sell or market deflection yokes in China. In addition, the Company has appointed Pianzhuan Group as its exclusive sales and marketing agent with respect to deflection yokes to be sold in China. In connection with such arrangements, Pianzhuan Group has agreed that it will sell or market in China only the Company's deflection yokes. Subject to certain conditions, these agreements will terminate on the tenth anniversary of the closing of this Offering, unless sooner terminated by the Company. There can be no assurance that such agreements will be enforced by a Chinese court. See "Risk Factors--Risks Relating to China."

     During 1996 and the six months ended June 30, 1997, Pianzhuan Group provided sales and marketing, research and development and various administration and management services to Yongxin, Daming, Yantai and Dnon Tech, in consideration for which those companies paid Pianzhuan Group the following amounts.


                                                  Six Months Ended
                                       1996        June 30, 1997
                                     ----------   -----------------
     Yongxin and Daming  .........   $428,107         $277,026
     Yantai and Dnon Tech   ......   $ 13,524         $ 35,911

     The Company believes that the terms of such services were at least as favorable to Yongxin, Daming, Yantai and Dnon Tech as could have been obtained from unaffiliated third parties.

     Following this Offering, the Company intends to rely increasingly on its own personnel and resources in these areas. See "Business--Sales and Marketing." However, the Pianzhuan Group Agreement provides that, to the extent the Company requests such services from Pianzhuan Group in the future, Pianzhuan Group will provide those services, and the Company will pay Pianzhuan Group its proportionate share of the costs of these services.

     The Company leases approximately 8,052 square meters in three adjacent buildings in the city of Xianyang from Pianzhuan Group pursuant to three separate leases at an aggregate annual cost of approximately $120,000. The leases expire in January 2000, 2000 and 2003. The Company believes the terms of these leases are at least as favorable as could be obtained from unaffiliated third parties.

     In addition, during 1996 and the six months ended June 30, 1997, the Company and its subsidiaries and Pianzhuan Group engaged in various other transactions, for which the Company and its subsidiaries paid Pianzhuan Group approximately $11,472,742 and $701,982, respectively, and Pianzhuan Group paid the Company and its subsidiaries $13,965,285 and $231,420, respectively. Amounts paid by the Company and its subsidiaries to Pianzhuan Group primarily reflect purchases of enameled copper wire and, to a lesser extent, machinery that were ordered through Pianzhuan Group. Upon the acquisition of Dnon Tech, the Company will own its own source of enameled wire, thereby eliminating a substantial portion of these intercompany transactions. Amounts paid by Pianzhaun Group to the Company primarily represent payments for purchases of deflection yokes manufactured by the Company and sold through the Pianzhuan Group and, to a lesser extent, machinery sold by Daming. The Company believes that the terms of such transactions were at least as favorable to the Company as could have been obtained from unaffiliated third parties.

     Pianzhuan Group has guaranteed short-term bank loans of Daming, the outstanding balance of which was approximately $1.5 million at each of December 31, 1996 and June 30, 1997.

     Mr. Du has entered into an employment agreement with the Company, pursuant to which Mr. Du has agreed that, until at least the fifth anniversary of the closing of this Offering, he will devote at least 75% of his business time to the Company. Nonetheless, Pianzhuan Group and the Company may from time to time compete for Mr. Du's time and attention.


Other Matters

     Daewoo owns 10% of the equity of Yantai. During 1996 and the six months ended June 30, 1997, the Company's sales to Daewoo were $13,633,307 and $6,542,456, respectively. The Company believes the terms of such sales were at least as favorable as could have been obtained from unaffiliated third parties. In addition to purchases from Yantai, Daewoo provides on-the-job training at its facilities in Korea to certain employees of Yantai to ensure that the quality of the products manufactured by Yantai will meet Daewoo's specifications and requirements. Yantai does not charge Daewoo for the work performed by Yantai employees and Daewoo does not charge Yantai for training Yantai's employees.

     During 1996 and the six months ended June 30, 1997, the Company and its subsidiaries engaged in various transactions with joint venture partners. The following table sets forth amounts paid by the Company and its subsidiaries to these joint venture partners, and the amounts these joint venture partners paid to the Company and its subsidiaries, during the periods indicated:



                                                                         Six Months Ended
                                                             1996         June 30, 1997
                                                          ------------   -----------------
   Amounts paid by the Company and its subsidiaries to:
    Gold  .............................................   $  629,106        $  205,433
   Amounts paid to the Company and its subsidiaries by:
    Daewoo   ..........................................    9,526,000         4,116,584


     Amounts paid by the Company to Gold, its joint venture partner in Yantai, represent equipment purchased by the Company for its facilities, and amounts paid by Daewoo to the Company represent purchases of deflection yokes by Daewoo. The Company believes that the terms of these transactions were at least as favorable to the Company as could have been obtained from unaffiliated third parties.

     In 1996 and 1997, Mr. To purchased 4,559,000 shares of Common Stock for $3,321,000, and 288,000 shares of Common Stock were issued to FPRI at par value, for financial advisory services to the Company in connection with this Offering.

     In connection with this Offering, Mr. Du and his son, Mr. To, have entered into an agreement, pursuant to which Mr. To has agreed that, until the tenth anniversary of the closing of this Offering, (a) he will not sell or otherwise dispose of any of his shares of Common Stock without Mr. Du's prior written consent, and (b) he will vote his shares as Mr. Du directs.

     In connection with this Offering, FPRI will receive from the Company the Advisor Options entitling it to purchase 5,000 shares of Common Stock for a purchase price equal to 165% of the initial public offering price in consideration for financial advisory services to the Company in connection with this Offering.

     In connection with this Offering, Mr. Robert Adler, who has been nominated as a director of the Company, will receive from the Company the Advisor Options entitling him to purchase 10,000 shares of Common Stock for a purchase price equal to 165% of the initial public offering price in consideration for financial advisory services to the Company in connection with this Offering.

     In connection with this Offering, Mr. Fred Shinagel will receive options to purchase 50,000 shares of Common Stock for a purchase price equal to 120% of the initial public offering price, and Mr. Peter Coker and Mr. Michael Stein each will receive options to purchase 2,500 shares of Common Stock for a purchase price equal to 165% of the initial public offering price. Each of Mr. Shinagel, Mr. Coker and Mr. Stein will receive such options in consideration for financial advisory services to the Company in connection with this Offering. Neither Mr. Shinagel, Mr. Coker nor Mr. Stein has any other relationship or affiliation with the Company or its management.

                                 CAPITAL STOCK


     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, of which 4,850,000 shares are outstanding.


     Holders of Common Stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation and dividend rights. Holders of Common Stock are entitled to receive dividends if and when declared by the Company's Board of Directors out of funds legally available under British Virgin Islands law. In the event of the liquidation of the Company, all assets available for distribution to the holders of Common Stock are distributable among them according to their respective holdings. Holders of Common Stock have no preemptive rights to purchase any additional, unissued shares of Common Stock. All the outstanding Common Stock, and the Common Stock offered by this Prospectus will be, when issued against the consideration set forth in this Prospectus, duly authorized, validly issued, fully paid and nonassessable.

     Pursuant to the Company's Memorandum of Association and Articles of Association and pursuant to the law of the British Virgin Islands, the Company's Memorandum of Association and Articles of Association may be amended by the board of directors without shareholder approval (provided a majority of the Company's independent directors do not vote against such amendment). This includes amendments to increase or reduce the authorized capital stock of the Company or to increase or reduce the par value of its shares. The ability of the Company to amend its Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders, including, but not limited to, a tender offer to purchase the Common Stock at a premium over then current market prices.

     Under United States law, majority and controlling shareholders generally have certain "fiduciary" responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of minority shareholders is not as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively (i.e., in the name of others similarly situated), the circumstances in which any such action may be brought that may be available in respect of any such action may result in the rights of shareholders of a British Virgin Islands company being more limited that those rights of shareholders in a United States company.


Transfer Agent

     Continental Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.


Reports to Shareholders of Shares

     The Company intends to furnish holders of its Common Stock annual reports that include audited consolidated financial statements and may furnish them quarterly financial reports for each of its first three quarters that contain unaudited consolidated financial statements. The Company has agreed with the Representatives in the Underwriting Agreement to file its annual reports with the Commission and publicly release quarterly financial reports within the same time periods as United States companies are required to file such reports with the Commission.


Exchange Controls and Other Limitations Affecting Shareholders

     There are no exchange control restrictions in China on the repatriation of dividends by the Company's subsidiaries. In addition, there are no material British Virgin Islands laws that impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company's capital stock. British Virgin Islands law and the Company's Memorandum of Association and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the Common Stock.

     While the Company has no intention of paying dividends, should it decide in the future to do so, as a holding company, the Company's ability to pay dividends depends on the receipt of dividends or other payments from its subsidiaries and its other holdings and investments. In addition, the Company's operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other currency and other regulatory restrictions.


                        SHARES ELIGIBLE FOR FUTURE SALE


     The 4,000,000 shares to be sold in this Offering (4,600,000 shares, if the Underwriters' over-allotment option is exercised in full) will be available for resale in the public market without restriction or further registration under the Securities Act, except for shares purchased by affiliates of the Company (in general, any person who has a control relationship with the Company), which shares will be subject to the resale limitations of Rule 144, the Representatives' Options and the Advisor Options.

     Officers, directors and shareholders of the Company holding all 4,850,000 of the outstanding shares of Common Stock prior to this Offering have agreed not to sell (i.e., they have agreed to "lock up") such Common Stock for 24 months from and after the effective date of this Offering ((i) 12 months, if the closing sale price of the Common Stock on NASDAQ has been at least 250% of the initial public offering price per share of Common Stock for a period of 20 consecutive trading days ending within five days of the sale, and the sale is at a price in excess of 250% of the initial public offering price per share of Common Stock, or (ii) six months, in connection with certain underwritten public offerings), without the consent of the Representatives. In addition, the Company has agreed not to sell any shares of Common Stock for 12 months (six months in connection with certain underwritten public offerings) following the effective date of this Offering, without the consent of the Representatives, subject to limited exceptions. The Company has been advised by the Representatives that they have no general policy with respect to granting releases from such lockup agreements. The Representatives may, in their discretion and without notice to the public, waive the lock-up and permit sales prior to the expiration of the lock-up period.


     All of the Company's 4,850,000 shares of Common Stock outstanding immediately prior to the date of this Prospectus are "restricted securities", as that term is defined under Rule 144 of the Securities Act. Restricted securities may be sold in open market transactions in compliance with Rule 144, if the conditions of such rule are satisfied. Under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (88,500 shares immediately after this Offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 also are subject to certain requirements relating to the manner of sale, notice and availability of the Company at any time during the 90 days immediately preceding the sale and persons whose restricted shares have been fully paid for and held for three years since the later of the date they were acquired from the Company or the date they were acquired from an affiliate of the Company may sell such restricted shares under Rule 144(k) without regard to the limitations described above.


     Up to an aggregate of 400,000 shares of Common Stock may be purchased pursuant to the Representatives' Options and the Advisor Options immediately after the effective date of this Offering. Any and all shares purchased upon exercise of these options may be freely tradeable, provided that the Company satisfies certain securities registration and qualification requirements. See "Underwriting."

     Sales of substantial amounts of Common Stock under Rule 144 or otherwise or even the potential of such sales, could depress the market price of the Common Stock, and could impair the Company's ability to raise capital through the sale of its equity securities.

                                   TAXATION

     The following is a summary of certain anticipated material U.S. federal income, British Virgin Islands and China tax consequences of an investment in the Common Stock. The summary represents the opinion of Proskauer Rose LLP, insofar as it relates to U.S. federal income tax law, Harney Westwood & Riegels, insofar as it relates to British Virgin Islands tax law and Jun He Law Office, insofar as it relates to China tax law. The summary does not deal with all possible tax consequences relating to an investment in the Common Stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S., non-British Virgin Islands and non-China) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Stock. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Prospectus, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person (i.e., a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source) making an investment in the Common Stock (a "U.S. Investor"). For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions. In addition, the following discussion does not address the tax consequences to a person who holds (or will hold), directly or indirectly, 10% or more of the Common Stock (a "10% Shareholder"). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the Common Stock.

     A U.S. Investor receiving a distribution with respect to the Common Stock will be required to include such distribution in gross income as a taxable dividend, to the extent of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits of the Company will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. Investor's adjusted tax basis in the Common Stock, and then as gain from the sale or exchange of a capital asset, provided that the Common Stock constitutes a capital asset in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the Common Stock.


     Gain or loss on the sale or exchange of the Common Stock will be treated as capital gain or loss if the Common Stock is held as a capital asset by the U.S. Investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Stock for more than one year at the time of the sale or exchange, and, in the case of an individual, will be taxed at the lowest rates applicable to capital gains if the U.S. Investor has held the Common Stock for more than eighteen months at such time.



     Various provisions of the Internal Revenue Code of 1986, as amended (the "Code"), impose special taxes in certain circumstances on the shareholders of foreign corporations. The following is a summary of certain provisions that could have an adverse impact on the U.S. Investors.


     Personal Holding Companies


     Sections 541 through 547 of the Code relate to the classification of certain corporations (including foreign corporations) as personal holding companies ("PHC") and the consequent taxation of such corporations on certain of their U.S. taxable income, to the extent amounts at least equal to such income are not distributed to their shareholders ("undistributed PHC income"). A PHC is a corporation (i) more than 50% of the value of the stock of which is owned, directly or indirectly (including pursuant to certain constructive ownership rules), by five or fewer individuals (without regard to their citizenship or residence), and (ii) that, if a foreign corporation, receives 60% or more of its U.S.-related gross income, as specifically adjusted, from certain passive sources (such as dividends, interest, royalties or rents). For this purpose, "U.S.-related gross income" means the corporation's U.S. source income and certain types of its foreign source income that is effectively connected with the conduct of a U.S. trade or business. If the Company is classified as a PHC, a tax will be levied at the rate of 39.6% on the Company's undistributed PHC income. While the Company may be closely-held following this Offering, the Company does not expect that it will have significant, if any, U.S.- related gross income subject to the PHC tax.


     Foreign Personal Holding Companies

     Sections 551 through 558 of the Code relate to foreign personal holding companies ("FPHC") and impute undistributed income of such foreign corporations to U.S. persons who are shareholders of such corporations. A foreign corporation will be classified as a FPHC if (i) five or fewer individuals who are U.S. citizens or residents own, directly or indirectly (including pursuant to certain constructive ownership rules), more than 50% of the corporation's stock (measured either by voting power or value) (the "shareholder test") and
(ii) the Company in its first taxable year receives 60% (50% for subsequent years) or more of its gross income (regardless of source), as specifically adjusted, from certain passive sources such as dividends and interest (the "income test").


     While the Company may satisfy the income test, it does not believe that it, or any of its subsidiaries, will satisfy the shareholder test immediately after this Offering so as to be classified as a FPHC. Mr. To, who will hold in excess of 51% of the Common Stock immediately after this Offering, is not a U.S. citizen or U.S. resident for U.S. federal income tax purposes. It is possible that subsequent events could cause the Company to satisfy the shareholder test.


     If the Company were classified as a FPHC (after application of the shareholder test and the income test), a pro rata portion of its undistributed income would be imputed to U.S. persons (including U.S. corporations) who owned Common Stock on the last day of the Company's taxable year on which the shareholder test was satisfied and would be taxable to such persons as a dividend, even if no cash dividend is actually paid. In addition, if the Company becomes a FPHC, U.S. persons who acquire shares from decedents will be denied the step-up of the tax basis for such shares to fair market value at the date of death if the decedent's basis was less than the fair market value.


     Controlled Foreign Corporations

     Sections 951 through 964 and section 1248 of the Code relate to controlled foreign corporations ("CFCs") and may operate to impute certain undistributed income to certain shareholders and to convert into dividend income gains on dispositions of shares that would otherwise qualify for capital gains treatment. The imputation of undistributed income under section 951 applies only if those U.S. persons who individually own at least 10% of a foreign corporation's voting stock own, in the aggregate, more than 50% (measured by voting power or value) of the shares of a foreign corporation. Ownership is measured by reference to direct and indirect ownership (including pursuant to certain constructive ownership rules). In addition, section 1248 of the Code provides that if a U.S. person disposes of stock in a foreign corporation and such person owned, directly or indirectly (including pursuant to certain constructive ownership rules), 10% or more of the voting shares of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). The Company does not believe that it or any of its subsidiaries will be CFCs immediately after this Offering. However, subsequent events could cause the Company or its subsidiaries to become CFCs. Even if the Company or any of its subsidiaries were ever to become a CFC, however, the rules referred to above would apply only with respect to such 10% Shareholders who are U.S. persons.


     Passive Foreign Investment Companies


     Sections 1291 through 1298 relate to the tax treatment of U.S.
shareholders of a passive foreign investment company ("PFIC"). The Company will be a PFIC if 75% or more of its gross income (including the pro rata share of the gross income of any corporation (U.S. or foreign) in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the assets (averaged over the year and generally determined based on value) of the Company (including the pro rata share of the assets of any corporation of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income. If the Company becomes a PFIC, each U.S. Investor would (regardless of whether the Company remains a PFIC), in the absence of an election by such U.S. Investor to treat the Company as a "qualified electing fund" (the "QEF election"), or a mark-to-market election, as discussed below, upon certain distributions by the Company and upon disposition of the Company's shares at a gain, be liable to pay tax at the then prevailing income tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Common Stock.


     If a U.S. Investor has made a QEF election for all taxable years that such shareholder has held Common Stock and the Company was a PFIC, distributions and gain will not be deemed to have been recognized ratably over the U.S. Investor's holding period or subject to an interest charge, and gain on the sale of Common Stock will be characterized as capital gain. Instead, each U.S. Investor who has made a QEF election is required for each taxable year in which the Company is a PFIC to include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of the net capital gain of the Company as long-term capital gain, regardless of whether the Company has made any distributions of such earnings or gain.


     If the Company becomes a PFIC, and if the Common Stock is marketable at that time (within the meaning of Section 1296(e) of the Code), a U.S. Investor may make a mark-to-market election with respect to the Common Stock. Under the election, any excess of the fair market value of the Common Stock at the close of any tax year over the U.S. Investor's adjusted basis in the Common Stock is included in the U.S. Investor's income as ordinary income. In addition, the excess of the adjusted basis at the close of any taxable year over the fair market value of the Common Stock is deductible against ordinary income in an amount equal to the lesser of the amount of such excess or the net mark-to-market gains on the Common Stock that the U.S. Investor included in income in previous years. If a U.S. Investor makes a mark-to-market election after the beginning of its holding period, the U.S. Investor does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

     Based on the Company's estimates (including the Company's firm belief that most of the proceeds from the Offering will be expended before the end of 1997 on assets that are not passive assets for purposes of the PFIC rules), the Company does not expect to be a PFIC at the conclusion of the Offering, or in the foreseeable future. However, because there are some uncertainties in the application of the PFIC rules, and because it is an annual test, there can be no assurance that the Company will not become a PFIC in any year.


     United States Backup Withholding

     A holder of Common Stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such Common Stock if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of Common Stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of Common Stock if such holder (i) is a corporation or comes within certain other exempt categories or
(ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Common Stock who are not U.S. persons ("non-U.S. holders") are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

     Under the International Business Companies Act of the British Virgin Islands ("BVI") as currently in effect, a holder of Common Stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the Common Stock and all holders of Common Stock are not liable to BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by the Company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the BVI, nor, as far as counsel is aware, is any such treaty or convention currently being negotiated.

China Taxation


     Taxation of the Sino-Foreign Joint Venture Enterprises

     Under the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (the "Tax Law"), a Sino-foreign joint venture is subject to a national tax on worldwide income at the rate of 30%. In addition, a local surtax of 3% is levied by the local government, resulting in a combined tax rate of 33%. In order to simplify tax administration, national and local income taxes are assessed and collected concurrently. Pursuant to the Tax Law, the national tax rate is reduced to 15% for joint ventures established in the Special Economic Zones of Hainan, Shantou, Shenzhen, Xiamen and Zhuhai that are engaged in production or business operations and in the ETDZs set up in China's open coastal cities that are production-oriented. Joint venture companies established in coastal economic open zones or in the old urban districts of cities where the Special Economic Zones or the ETDZs are located are subject to the national tax rate of 24%, if they are production-oriented, or the rate of 15%, if they are considered within the scope of projects encouraged by the state, such as energy and communications. The Tax Law does not impose withholding taxes on dividends distributed by a joint venture company.

     The Tax Law and related regulations provide a number of tax holidays and other preferential treatment for production-oriented enterprises with foreign investment scheduled to operate for a period of ten years or more. Such enterprises are eligible for a total exemption for taxation for two years commencing from the first profit-making year, and a 50% reduction in the subsequent three years. Longer tax reduction periods are available for "export-oriented enterprises" (50% reduction in income tax but not less than 10% for each year the venture exports 70% by value of its production) and "technologically advanced enterprises" (50% reduction in income tax but not less than 10% for an additional three years after the expiration of the normal tax holiday period). In addition, some local governments offer tax holidays and reductions with respect to local income surtax. The Tax Law also provides that if a foreign party reinvests its share of the profits in the joint venture or in another joint venture project in China with a term of operation of more than five years, it may be eligible, on application, for a refund of 40% of the income tax paid on the reinvested amount. A full refund may be applied for and granted if an existing investor invests or reinvests its share of profits in a "technologically advanced enterprise" or an "export oriented enterprise" with a term of operation of more than five years.

     Joint ventures also are required to pay a Value Added Tax if they are engaged in sales or provide processing, repair or installation services within, or import goods into, China; a Business Tax if they are engaged in service businesses or if they transfer intangible assets or sell immovable properties within China; and a Consumption Tax if they manufacture, subcontract for processing work or import certain enumerated consumer goods (such as tobacco, liquor, cosmetics, jewelry, fireworks and small motor vehicles). The Value Added Tax, Business Tax and Consumption Tax are essentially a turnover tax on imports, sales receipts and service income.

     The Value Added Tax has a general rate of 17% for most goods and services and a special rate of 13% for certain enumerated goods, including foodstuffs, printed matter, agricultural supplies, and certain public utilities for civilian uses. Certain items such as farm produce, contraceptive products, equipment used in science and research, compensatory trade manufacturing equipment and charitable items are exempt from the Value Added Tax. The Business Tax rate schedule groups taxable service into nine categories and imposes the tax at 3% to 5% for most services and 5% to 20% for entertainment services. The Consumption Tax rate schedule groups taxable products into 25 categories and imposes the tax at 14 rates ranging from 3% to 45%.

     An FIE is exempt from the Value Added Tax on raw material imported for production for exports, if the FIE is registered before January 1, 1994. In addition to the Value Added Tax, the Consumption Tax and the Business Tax, customs duties are levied on most goods imported into China. In general, items imported by joint ventures that are exempt from the Value Added Tax also are exempt from customs duties, except imports of certain office equipment and production equipment, even if the importation is within the limitation of an FIE's total investment. Joint ventures also may be liable for Land Appreciation Tax, which ranges from 30 to 60% on the gain on sale of land use rights, buildings and their attached facilities. Finally, joint ventures may be subject to Resources Tax on exploitation and production of selected natural resources.

     The Company's PRC joint ventures are subject to the Tax Law. Pursuant to the Tax Law, Sino-foreign equity joint venture enterprises generally are subject to an enterprises income tax at an effective rate of 33%, which is comprised of a state tax of 30% and a local tax of 3%. As the Company's PRC joint ventures are qualified as production oriented enterprises for an operating period of ten years or more, the joint ventures are eligible for two years of full exemption and a 50% reduction on enterprises income tax starting from the first profit-making year.

     Yantai is a joint venture established in Yantai, an ETDZ. Because Yantai qualifies as an FIE, its income tax rate is reduced to 15% and it is exempt from the local tax of 3%. Yantai also will be eligible for two years of full exemption and a 50% reduction on enterprises income tax starting from the first profit-making year based on the reduced tax rate.

     Most of the products of the Company's joint ventures are for overseas distribution. Accordingly, raw materials imported by the joint ventures related to their exported products should be exempt from the Value Added Tax and the Customs Duties.

     Generally, a joint venture will qualify as an FIE if the foreign investor's investment in the registered capital of the joint venture, either alone or together with other foreign investors, constitutes at least 25% of the total registered capital of the joint venture. Because the Company's Chinese joint ventures qualify or will qualify under the Tax Law, dividends and profit distributions received by the Company from its joint ventures will be exempt from any income tax, including any withholding tax.

     Income received by the Company from sources in China, such as dividends (other than dividends from FIEs), interest, rent and royalties, will be subject to a withholding tax of 20%. The 20% withholding tax rate will be reduced to 10% if the income is received from sources in the Special Economic Zones, the Coastal Open cities, the Pudong New Area in Shanghai and the Coastal Open Economic Zones.

     In the event the Company transfers its interest in its Chinese joint ventures, the amount received in excess of its original capital contribution would be subject to withholding tax at the rate of 20%. The disposition may be subject to certain taxes, including, but not limited to, the Business Tax of 5% of the Company's interest and a stamp duty of 0.05% on the transfer value.

     In the event the Company's joint ventures are liquidated, the portion of the balance of their assets or remaining property, after deducting undistributed profits, various funds and liquidation expenses, that exceeds the Company's paid-in capital would be income from liquidation, which would be subject to income tax at the rate the Company would be subject to under the Tax Law and related regulations.

                                 UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and each of the Underwriters, for whom Barington Capital Group, L.P. ("Barington") and Value Investing Partners, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the aggregate number of shares of Common Stock set forth opposite their names below:


             Underwriters                                 Number of Shares
--------------------------------------                    -----------------
Barington Capital Group, L.P.   .......................
Value Investing Partners, Inc.  .......................









  Total    .............................................  4,000,000
                                                          ==========

     The Common Stock is being sold on a firm commitment basis. The Underwriting Agreement provides, however, that the obligations of the several Underwriters are subject to certain conditions precedent. The Underwriters are committed to purchase all the Common Stock offered hereby if any is purchased. The Representatives have informed the Company that they do not expect to sell any Common Stock to any account over which they have discretionary authority.

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to selected dealers
at that price, less a concession of not more than $      per share. The
Underwriters may allow, and such dealers may re-allow, a discount of not more
than $     per share on sales to certain other dealers. After the initial public offering, the price to the public of the Common Stock and the other terms may be changed.

     The Company has granted the Underwriters an option, exercisable during the 45-day period following the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The Underwriters may exercise such option only for the purpose of covering any over-allotments in the sale of shares of Common Stock offered by this Prospectus.

     The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     The Company has agreed to pay the Representatives a non-accountable expense allowance of 3% of the gross proceeds from the sale of the Common Stock (including the proceeds of the sale of any shares of Common Stock to cover over-allotments), of which $25,000 has been paid to date.

     The Company has agreed for three years following the completion of this Offering to permit a designee of Barington to be present at all meetings of the Company's board of directors and to provide such designee with all written notices and other materials provided to directors of the Company no later than it gives such notice and provides such material to the directors of the Company. The Company's obligation to permit Barington's representative to be present at such meetings and to receive such notices and other material is contingent upon the execution by Barington's representative of an agreement to maintain the confidentiality of all such materials and information it receives from the Company that is confidential.


     Except in connection with acquisitions or the exercise of the Representatives' Options, the Advisor Options or options to purchase up to 300,000 shares of Common Stock that may be reserved or granted under the Company's Stock Option Plan at an exercise price at least equal to the initial public offering price of the Common Stock, the

Company has agreed, for a period of one year from the effective date of this Offering, that it will not offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of, or purchase any shares of Common Stock or other equity securities of the Company without the prior written consent of the Representatives. In addition, the officers , directors and shareholders of the Company have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock or other equity securities of the Company owned by them to the public for a period of at least 24 months from the effective date of this Offering, without the prior written consent of the Representatives. Notwithstanding the foregoing, any shareholder may sell shares of Common Stock commencing (i) 12 months after the effective date of this Offering in the event that the closing sale price of the Common Stock on NASDAQ has been at least 250% of the initial public offering price per share of Common Stock for a period of 20 consecutive trading days ending within five days of the date of such sale, and such sale is completed at a price in excess of 250% of the initial public offering price per share of Common Stock, or (ii) six months, in connection with certain underwritten public offerings. The Representatives may, in their discretion and without notice to the public, waive these lock-up agreements and permit holders otherwise agreeing to lock up their shares to sell any or all of their shares.

     The Company has agreed to sell to the Representatives (or their designated affiliates) the Representatives' Options to purchase up to 330,000 shares of Common Stock at a price equal to $.001 per Option. The Representatives' Options will be exercisable for a period of five years, commencing on the effective date of this Offering, at an initial per share exercise price equal to 165% of the initial public offering price. The Representatives' Options are not redeemable by the Company under any circumstances. Neither the Representatives' Options nor the shares of Common Stock issuable upon the exercise thereof may be transferred, assigned or hypothecated until one year from the date of the issuance of the Representatives' Options, except that they may be assigned, in whole or in part, to any successor, officer or partner of the Representatives (or to officers or partners of any such successor or partner). The Representatives' Options will contain anti-dilution provisions for adjustment of the exercise price and number of shares that may be purchased upon exercise to prevent dilution. The Representatives' Options may be exercised as to all or a lesser number of shares of Common Stock and will contain provisions for one demand registration of the sale of the underlying shares of Common Stock at the Company's expense and an additional demand registration at the Optionholder's expense for a period of five years after the effective date of this Offering, and "piggyback" registration rights for a period of seven years after the closing of this Offering. The Advisor Options to purchase 70,000 shares of Common Stock will be issued at the same time and on the same terms as the Representatives' Options, except that Advisor Options to purchase 50,000 shares of Common Stock will have an initial per share exercise price equal to 120% of the initial public offering price. In addition to the 4,000,000 shares of Common Stock offered by this Prospectus, the Registration Statement of which this Prospectus is a part also covers the Representatives' Options and the Advisor Options, and the shares of Common Stock underlying such options.

     Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that a market will develop or be sustained following this Offering. The initial public offering price of the Common Stock was determined by negotiations among the Representatives and the Company. The factors considered in determining the initial public offering price were an assessment of the prospects for the Company, an assessment of the industry in which the Company operates, an assessment of management, the number of shares of Common Stock offered and the price that purchasers of such shares might be expected to pay, given the nature of the Company and the general condition of the securities markets at the time of this Offering. Accordingly, the offering price set forth on the cover page of this Prospectus should not necessarily be considered an indication of the actual value of the Company or the Common Stock.

                                 LEGAL MATTERS


     Certain legal matters will be passed upon for the Company as to U.S. law by Proskauer Rose LLP, New York, New York and as to China law by Jun He Law Office, Beijing, People's Republic of China. The validity of the shares of Common Stock offered by this Prospectus and certain other legal matters are being passed on for the Company by Harney, Westwood & Riegels as to British Virgin Islands law. Certain legal matters will be passed upon for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York and, with respect to matters of Chinese law, by the Great Wall Law Offices, Shanghai, People's Republic of China.



                                    EXPERTS

     The audited consolidated financial statements of the Company and its subsidiaries as of and for the period ended December 31, 1996, and the audited combined financial statements of Yongxin and Daming and of Yantai and Dnon Tech as of December 31, 1995 and 1996 and for each of the three years ended December 31, 1996 included in this Prospectus have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in auditing and accounting.


                            ADDITIONAL INFORMATION

     The Company has filed with the Commission, in Washington, D.C., a Registration Statement on Form F-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock being offered in this Offering. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Although all material terms of the respective contracts or other documents are set forth with such statements, each statement is qualified in its entirety by reference to the relevant exhibit.

     Upon the effectiveness of the Registration Statement with the Commission, the Company will become subject to the informational requirements of the Exchange Act as they apply to a foreign private issuer, and in accordance therewith will be required to file reports and other information with the Commission. As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders and the short-swing profit recovery provisions set forth in section 16 of the Exchange Act. Copies of the Registration Statement, including all exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60601 upon payment of prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants. The Company has applied for quotation of the Common Stock on NASDAQ. Reports and other information regarding the Company will be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                          INDEX TO FINANCIAL STATEMENTS




                                                                                             Page
                                                                                             ----
Asia Electronics Holding Co. Inc.
 Report of Independent Public Accountants ................................................   F-3
 Consolidated Balance Sheet as of December 31, 1996   ....................................   F-4
 Consolidated Statement of Cash Flows for the Period from
  January 3, 1996 (Date of Incorporation) to December 31, 1996 ...........................   F-5
 Notes to the Consolidated Financial Statements ..........................................   F-6

Xianyang Daming Electronic Co., Limited and Xianyang Yongxin Electronic Co., Limited
 Report of Independent Public Accountants ................................................   F-15
 Combined Statements of Income for the Years Ended December 31, 1994 and 1995 and
  December 30, 1996  .....................................................................   F-16
 Combined Balance Sheets as of December 31, 1995 and December 30, 1996  ..................   F-17
 Combined Statements of Cash Flows for the Years Ended
   December 31, 1994 and 1995 and December 30, 1996   ....................................   F-18
 Combined Statements of Changes in Investors' Equity for the Years Ended
   December 31, 1994 and 1995 and December 30, 1996   ....................................   F-19
 Notes to the Combined Financial Statements  .............................................   F-20

Xianyang Dnon Tech Special Electro Technique Co., Ltd. and
 Yantai Daewoo Electronic Components Co., Ltd.
 Report of Independent Public Accountants ................................................   F-30
 Combined Statements of Income for the Years Ended December 31, 1994, 1995 and 1996 ......   F-31
 Combined Balance Sheets as of December 31, 1995 and 1996   ..............................   F-32
 Combined Statements of Cash Flows for the Years Ended
   December 31, 1994, 1995 and 1996 ......................................................   F-33
 Combined Statements of Changes in Investors' Equity for the Years Ended
   December 31, 1994, 1995 and 1996 ......................................................   F-34
 Notes to the Combined Financial Statements  .............................................   F-35

Unaudited Interim Financial Data

Asia Electronics Holding Co. Inc.
 Consolidated Statement of Income for the Six Months Ended June 30, 1997   ...............   F-45
 Consolidated Balance Sheets as of December 31, 1996 and June 30, 1997  ..................   F-46
 Consolidated Statement of Cash Flows for the Six Months Ended June 30, 1997  ............   F-47
 Consolidated Statements of Changes in Investors' Equity for the Period from January 3,
  1996 (Date of Incorporation) to December 31, 1996 and for the Six Months Ended
   June 30, 1997 ...... ..................................................................   F-48
 Notes to Consolidated Financial Statements  .............................................   F-49

Xianyang Dnon Tech Special Electro Technique Co., Ltd. and
 Yantai Daewoo Electronic Components Co., Ltd.
 Combined Statements of Income for the Six Months Ended June 30, 1996 and 1997   .........   F-52
 Combined Balance Sheets as of December 31, 1996 and June 30, 1997   .....................   F-53
 Combined Statements of Cash Flows for the Six Months Ended June 30, 1996 and 1997  ......   F-54
 Combined Statements of Changes in Investors' Equity for the Year Ended December 31, 1996
  and for the Six Months Ended June 30, 1997 .............................................   F-55
 Notes to Combined Financial Statements   ................................................   F-56

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")


                     CONSOLIDATED FINANCIAL STATEMENTS AS OF
                                DECEMBER 31, 1996

                         TOGETHER WITH AUDITORS' REPORT

                                     ARTHUR
                                    ANDERSEN


                                                  ------------------------------
                                                  Arthur Andersen & Co
                                                  Certified Public Accountants

                                                  ------------------------------
                                                  25/F Wing On Centre
                                                  111 Connaught Road
                                                  Central
                                                  Hong Kong



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To: ASIA ELECTRONICS HOLDING CO. INC.
  (formerly known as "Asia Electric Company Limited")

We have audited the accompanying consolidated balance sheet of Asia Electronics Holding Co. Inc. (formerly known as "Asia Electric Company Limited", hereinafter referred to as the "Company"), incorporated in the British Virgin Islands, and subsidiaries as of December 31, 1996 and the related consolidated statement of cash flows for the period from January 3, 1996 (date of incorporation) to December 31, 1996, expressed in Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 1996, and the related consolidated cash flows for the period from January 3, 1996 (date of incorporation) to December 31, 1996 in conformity with generally accepted accounting principles in the United States of America.


                                                       /S/ ARTHUR ANDERSEN & CO.
Hong Kong,
August 15, 1997.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

               CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1996
                             (Amounts in thousands)



                                                                 December 31,
                                                               ---------------
                                                                1996     1996
                                                               ------   ------
                                                                RMB       US$
                                     ASSETS
Current assets:
   Cash   ................................................      8,935    1,078
   Accounts receivable   .................................     15,713    1,895
   Due from related companies  ...........................     31,926    3,851
   Inventories  ..........................................     21,065    2,541
   Prepayments and other current assets    ...............      1,592      192
   Value-added tax credit   ..............................      4,575      552
                                                               ------   ------
      Total current assets  ..............................     83,806   10,109

Property, plant and equipment, net   .....................      6,337      764
                                                               ------   ------
      Total assets    ....................................     90,143   10,873
                                                               ======   ======

                        LIABILITIES AND INVESTORS' EQUITY

Current liabilities:
   Short-term bank loans    ..............................     14,749    1,779
   Accrued expenses   ....................................      6,072      732
   Value-added tax payable  ..............................      2,401      290
   Income taxes payable  .................................      3,628      438
   Deferred taxation  ....................................        669       81
                                                               ------   ------

      Total current liabilities   ........................     27,519    3,320

Negative goodwill  .......................................     18,369    2,215
Deferred taxation  .......................................        981      118
                                                               ------   ------
      Total liabilities  .................................     46,869    5,653
                                                               ------   ------
Minority interest  .......................................     15,718    1,896
                                                               ------   ------

Investors' equity:
   Common stock, par value US$0.01 each, 30,000,000 shares
    authorized; 4,850,000 shares outstanding  ............        398       48
   Additional paid-in capital  ...........................     27,158    3,276
                                                               ------   ------
      Total investors' equity  ...........................     27,556    3,324
                                                               ------   ------
      Total liabilities and investors' equity    .........     90,143   10,873
                                                               ======   ======

   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE PERIOD FROM JANUARY 3, 1996 (DATE OF INCORPORATION) TO
                                DECEMBER 31, 1996
                             (Amounts in thousands)


                                                                  1996        1996
                                                                -------      ------
                                                                  RMB          US$
   Cash flows from investing activities:
   Acquisition of subsidiaries, net of cash acquired   ......   (18,621)     (2,246)

   Cash flows from financing activities:
   Contributions from investors   ...........................    27,556       3,324
                                                                -------      ------
   Net change in cash    ....................................     8,935       1,078
                                                                -------      ------
   Cash, beginning of period   ..............................        --          --
                                                                -------      ------
   Cash, end of period   ....................................     8,935       1,078
                                                                =======      ======












   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND PRINCIPAL ACTIVITIES


     Asia Electric Company Limited (the "Company") was incorporated in the British Virgin Islands on January 3, 1996 as a holding company to acquire, effective December 31, 1996, 80% equity interests in Xianyang Daming Electronic Co., Limited ("Daming") and Xianyang Yongxin Electronic Co., Limited ("Yongxin") (the "Joint Ventures"), two Sino-foreign equity joint venture enterprises incorporated in the People's Republic of China (the "PRC"). Upon incorporation, the authorized common stock of the Company was US$50,000 divided into 50,000 shares of US$1.00 each. Pursuant to a directors' resolution passed on June 24, 1997, the total authorized capital of the Company was increased from US$50,000 to US$300,000 divided into 30,000,000 shares of US$0.01 each. On December 31, 1996, the Company issued 45,120 and 2,880 shares of US$1.00 each of common stock to Mr. To Shinghoi, and First Pacific Rim (B.V.I.) Inc., respectively. As of December 31, 1996, the Company is owned by Mr. To Shinghoi (94%) and First Pacific Rim (B.V.I.) Inc. (6%). On June 24, 1997, the Company declared dividends of US$2,000 from its capitalization through the issuance of 2,000 shares of common stock of US$1.00 each to the existing stockholders of the Company in proportion to their shareholdings. Pursuant to the directors' resolution passed on June 24, 1997, each share of common stock of the Company was split into 100 shares and the par value was changed from US$1.00 to US$0.01 per share. In addition, the Company reacquired from its shareholders by way of a gift from the shareholders, a total of 150,000 shares of US$0.01 each. As a result of the above events, the Company had 4,850,000 shares of common stock issued and outstanding as of July 2, 1997. Out of the total, 291,000 shares of common stock issued to First Pacific Rim (B.V.I.) Inc. were for financial advisory services performed in connection with the Company's planned initial public offering (the "Offering") (see Note 17).

     The Joint Ventures are principally engaged in the manufacturing of deflection yokes for sale to customers in the PRC and overseas. Daming is also engaged in the trading of machines for sale to related companies.

     Upon incorporation, Daming was owned by Xianyang & Pianzhuan Group Corporation ("Xianyang Pianzhuan", previously named Xianyang Deflection Group Corporation), a company incorporated in the PRC, (holding 75% interest) and Tomei Trading Company Limited ("Tomei"), a company incorporated in Japan (holding 25% interest). In December 1995, Xianyang Pianzhuan transferred its entire interests in Daming to a related company, Xianyang Pianzhuan Development Co., Ltd. ("Xianyang Development", previously named Xianyang Deflection Yoke Investment Co., Ltd.), a company incorporated in the PRC. In the same month, Xianyang Development sold a 55% interest in Daming to Tomei. Effective December 31, 1996, Tomei sold its entire interests in Daming to the Company for US$1,440,000 (equivalent to RMB11,937,600). As a result of the above transactions, Daming is presently owned by the Company (holding 80% interest ) and Xianyang Development (holding 20% interest). Pursuant to the original joint venture agreement between Xianyang Pianzhuan and Tomei, the authorized capital of Daming is US$1,800,000. As of December 31, 1996, the joint venture partners had contributed RMB12,423,000 (equivalent to approximately US$1,499,000) with unpaid capital of RMB473,000 (equivalent to approximately US$57,000). Subsequent to December 31, 1996, all unpaid capital had been contributed by the joint venture partners.

     Upon incorporation, Yongxin was owned by Xianyang Pianzhuan (holding 45% interest) and Hong Kong Yongxin Technology Development Co., Ltd. ("Hong Kong Yongxin"), a company incorporated in Hong Kong (holding 55% interest). In September 1993, Hong Kong Yongxin sold its entire interests in Yongxin to Hong Kong Cao Trading Company Limited ("Hong Kong Cao"), a company incorporated in Hong Kong. In August 1994, Hong Kong Cao resold its entire interests in Yongxin to Tomei for US$1,680,000 (equivalent to RMB13,936,000). In December 1995, Xianyang Pianzhuan transferred its entire interests in Yongxin to Xianyang Development. In the same month, Xianyang Development sold a 25% interest in Yongxin to Tomei. Effective December 31, 1996, Tomei resold its entire interests in Yongxin to the Company. As a result of the above transactions, Yongxin is presently owned by the Company (holding 80% interest) and Xianyang Development (holding 20% interest). Pursuant to the original joint venture agreement between Xianyang Pianzhuan and Hong Kong Yongxin, the authorized capital of Yongxin was US$2,100,000 (equivalent to RMB17,409,000); all of which had been contributed by the joint venture partners as of December 31, 1996.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

     Other key provisions of the joint venture agreements and related supplementary agreements between Xianyang Pianzhuan, Daming and Yongxin include the following:

   [bullet] Daming and Yongxin have pre-determined joint venture periods of 30 years extending to October 2022 and February 2023 respectively;

   [bullet] the profit and loss sharing ratio of the Joint Ventures is the same as the respective equity interests held by the investors;

   [bullet] each Board of Directors of the Joint Ventures consists of five members; four designated by the Company and one designated by Xianyang Development.

   [bullet] Xianyang Pianzhuan will continue to provide management and administrative services to Daming and Yongxin for management fees; and

   [bullet] Xianyang Pianzhuan will lease certain factory premises to Daming for a monthly rental payment of RMB10,368.

     The Joint Ventures conduct their operations in the PRC and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environments and foreign currency exchange. These risks are described further in the following paragraphs:

     a. Political Environment

     The Joint Ventures' results may be adversely affected by changes in the political and social conditions in the PRC and by, among other things, changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. While the PRC government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the PRC leadership could lead to changes in economic policy.

     b. Economic Environment

     The economy of the PRC differs significantly from the United States economy in many respects, including its structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, an increased emphasis on the utilization of market forces, and rapid growth in the PRC economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy.

     c. Legal Environment

     The PRC's legal system is based on written statutes under which prior court decisions may be cited as authority but do not have binding precedence. The PRC's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, experience with respect to the implementation, interpretation and enforcement of such laws is limited.

     d. Foreign Currency Exchange

     The revenues of the Joint Ventures are denominated in Renminbi. A portion of the profit of the Joint Venture, needs to be converted to other currencies to meet foreign currency obligations such as the purchase of imported

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

materials and payment of dividends. Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the Bank of China or other institutions authorized to buy and sell foreign currencies, or at a swap center. Sino-foreign equity joint venture enterprises may also maintain foreign currency accounts. Payment for imported materials and remittance of earnings outside the PRC are permitted but are subject to the availability of foreign currencies. For capital transactions in foreign currencies, approval is required from the State Administration of Foreign Exchange.


2. BASIS OF PRESENTATION

     The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory accounts of the Joint Ventures, which are prepared in accordance with the accounting principles and other relevant financial regulations applicable to joint venture enterprises as established by the Ministry of Finance of the PRC.

     The major adjustment typically made to conform to US GAAP is the adjustment for depreciation of fixed assets to reflect the useful economic lives of fixed assets.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Consolidation

     The consolidated financial statements include the financial statements of the Company and the Joint Ventures, Daming and Yongxin, which are controlled by the Company effective December 31, 1996. All material intercompany balances have been eliminated on consolidation.

     b. Taxation

        i. Income Taxes

     The Company is exempt from taxation in the British Virgin Islands. Pursuant to the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises in the PRC, the Joint Ventures are fully exempt from the Chinese State unified income tax ("income tax") for two years starting from the first profit-making year followed by a 50% reduction of the income tax for the next three years thereafter ("tax holiday"). In accordance with the same tax laws, the Joint Ventures are also exempt from the PRC local income tax. A summary of the tax exemptions available to the Joint Ventures is as follows:


            Chinese State     Chinese local        Exemption from         Exemption from        Year of
             income tax        income tax        Chinese State income      Chinese local      commencement
              rate (%)          rate (%)                 tax                income tax       of tax holiday
            -------------     -------------      --------------------     --------------     --------------
Daming           30                 3            Full exemption for 2     Full exemption         1993
                                                 years starting from
                                                 the first profit-
                                                 making year
                                                 followed by a 50%
                                                 reduction for the next
                                                 3 years thereafter

Yongxin          30                 3            Same as Daming           Same as Daming         1994

     Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as an asset or a liability.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        ii. Value-added Tax ("VAT")

     Prior to December 31, 1993, the Joint Ventures were subject to Industrial and Commercial Consolidated Tax ("ICCT") at an effective tax rate of 5% plus a local surcharge of 0.5% on the sales amount.

     In December 1993, the PRC government promulgated several major new tax regulations which came into effect on January 1, 1994. These new tax regulations replaced a number of former tax laws and regulations, and represented significant changes to the PRC taxation system. Under these new tax regulations, the Joint Ventures are subject to VAT which replaced ICCT and is currently the principal indirect tax on the sales of tangible goods and the provision of certain specified services. The general VAT rate applicable to the Joint Ventures is 17%.

     Under a supplementary notice issued by the National People's Congress in December 1993, a "grandfather" provision was granted whereby any additional tax burden of a foreign invested enterprise established before December 31, 1993 due to the introduction of VAT may, upon application to and with the approval of the tax authorities, obtain a refund ("VAT credit") of any tax paid in excess of the amount it would have paid under the previous ICCT. The maximum time limit for application of this provision is five years.

     c. Cash

     Cash includes cash on hand and demand deposits with banks.

     d. Inventories

     Inventories are stated at the lower of cost, on a weighted-average basis, or net realizable value. Costs of work-in-progress and finished goods include direct materials, direct labor and an attributable portion of production overheads. Net realizable value is calculated based on the estimated normal selling price less all further costs of production and the related costs of marketing, selling and distribution. Provision is made for obsolete, slow moving or defective items, where appropriate.

     e. Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight- line method over the assets' estimated useful lives, after taking into account an estimated residual value of 10% of the costs of the fixed assets. The estimated useful lives are as follows:


   Building  .........................................................  25 years
   Machinery and equipment  ..........................................  10 years
   Motor vehicles  ....................................................  5 years

     f. Foreign Currency Translation

     The Company and the Joint Ventures maintain their books and records in Renminbi. Foreign currency transactions are translated into Renminbi at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the exchange rates prevailing at the balance sheet date. Gains or losses from foreign currency transactions are recognized in the statement of income during the period in which they occur.

     g. Related Company

     A related company is a company in which one or more of the directors or the investors of the Company and Joint Ventures have direct or indirect beneficial interests.

     h. Use of Estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     i. New Accounting Standard

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 specifies the computation, presentation and disclosure requirement for basic and diluted earnings per share. This statement will be adopted by the Company in connection with its consolidated financial statements for the year ending December 31, 1997.


4. BUSINESS COMBINATION


     As discussed in Note 1, the Company acquired an 80% interest in each of Daming and Yongxin, effective as of December 31, 1996. Pursuant to an outstanding informal agreement, the purchase price was based upon the proportionate amount of the paid-in capital of both companies at the acquisition date or approximately RMB25,895,000. Each acquisition has been accounted for as a purchase, with the purchase price allocated to the proportionate estimated fair values of the acquired assets and assumed liabilities and resulted in an excess of the net fair value of the acquired companies over the purchase price of approximately RMB43,716,000. Such excess amount has been applied, first to reduce the proportionate value of the acquired long-term assets to zero (principally property, plant and equipment), with the remainder of approximately RMB18,369,000 classified as negative goodwill in the accompanying balance sheet. Such negative goodwill is being amortized over a period of ten years, consistent with the amortization period used for machinery and equipment principally related to the technology underlying the operations. The operating results of Daming and Yongxin will be included in the consolidated statement of income effective as of January 1, 1997. The following presents the unaudited pro forma effects of the acquisitions on the Company's results of operations, as if the acquisitions had occurred on January 1, 1996:


     Unaudited

                                                         1996        1996
                                                        RMB'000     US$'000
   Net sales  .......................................   143,684     17,332
   Net income    ....................................    31,625      3,815
   Net income per share   ...........................      6.52       0.79
   Weighted average number of shares ('000s)   ......     4,850      4,850

5. RESULT OF OPERATIONS

     During the period, the Company had no revenue and did not earn any profit or incur any loss.


6. INVENTORIES

     Inventories comprised:

                                                                December 31,
                                                            -------------------
                                                             1996        1996
                                                            -------     -------
                                                            RMB'000     US$'000
   Finished goods   .....................................    21,065      2,541
                                                             ======      =====

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

7. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment comprised:

                                                                  December 31,
                                                               ------------------
                                                                1996       1996
                                                               -------    -------
                                                               RMB'000    US$'000
   Building   .............................................     1,779       214
   Machinery and equipment   ..............................     4,524       546
   Motor vehicles   .......................................        34         4
                                                                -----       ---
   Net book value   .......................................     6,337       764
                                                                =====       ===

     As discussed in Note 4, the book value of property, plant and equipment has been reduced by approximately RMB25,347,000 in connection with the accounting for the acquisitions of Daming and Yongxin.

     Xianyang Pianzhuan possesses the land use right of the piece of land on which the Joint Ventures' buildings are located. During the years ended December 31, 1994, 1995 and 1996, the land was rented by Xianyang Pianzhuan to the Joint Ventures for annual rental of RMB124,000. The Company's directors believe that the rental costs approximate fair market value.

     As of December 31, 1996, certain machinery and equipment with a net book value of approximately RMB1,544,000 were pledged to secure a short-term bank loan of the Joint Ventures.


8. SHORT-TERM BANK LOANS

     Short-term bank loans are mainly denominated in United States dollars, and are secured by corporate guarantees given by Xianyang Pianzhuan and certain machinery and equipment of the Joint Ventures. Short-term bank loans are repayable within three to six months and are renewable with the consent of the relevant banks.

     Weighted average interest rates with respective to the short-term bank loans as of December 31, 1996 was 7.49%.


9. DEFERRED TAXATION

     Deferred taxation mainly represented the taxation effect of the adjustments made to the financial statements of the Joint Ventures to conform to US GAAP and other adjustments made to the statutory financial statements of the Joint Ventures. Such amounts of deferred taxes, individually and in the aggregate, were not material to the accompanying consolidated balance sheet.


10. INVESTOR'S EQUITY

     Upon incorporation, the authorized capital of the Company was 50,000 shares of US$1.00. During the period, the Company issued 48,000 shares of US$1.00 each which were fully paid up for cash.

     During the period, other than the capital contribution by investors as of the inception of the Company, there were no transactions impacting investors' equity between the date of incorporation and December 31, 1996.


11. DEDICATED CAPITAL OF JOINT VENTURES

     According to the rules and regulations for Sino-foreign equity joint venture enterprises, when distributing net income of each year, the Joint Ventures shall set aside a portion of their net income as reported in their statutory accounts for the statutory general reserve fund and enterprise expansion fund, such portion being determined at the discretion of the Boards of Directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


12. DISTRIBUTION OF NET INCOME OF JOINT VENTURES

     According to the Articles of Association of the Joint Ventures, the Joint Ventures may distribute their net income as reported in the statutory accounts, after providing for discretionary dedicated capital (see Note 9), to their investors according to their respective equity interest. The net income of the Joint Ventures reported in the statutory accounts, however, differs from the corresponding amounts reported under US GAAP.


13. RELATED PARTY TRANSACTIONS

     Summary of the related party transactions of the Joint Ventures for the year ended December 31, 1996 is as follows:

                                                                           RMB'000      US$'000
   Sales to a related company    .......................................   125,770       15,171
   Purchase from a related company  ....................................    84,993       10,252
   Rental expenses paid to a related company ...........................       124           15
   Management fees paid to a related company ...........................     3,551          428
   Fixed assets sold at net book value to related companies ............       201           24
   Fixed assets purchased at net book value from related companies   ...       546           66
   Interest income received from related companies .....................     4,053          489
   Interest expenses paid to related companies  ........................     4,560          550
   Interest rates charged on inter-company balances (per annum)   ......     10.98%       10.98%

     A substantial portion of the Joint Ventures' fixed assets were purchased from related companies and their investors.

     Certain machinery and equipment used by the Joint Ventures were provided by a related company without charge.

     Xianyang Pianzhuan provided sales, administrative, and research and development services to the Joint Ventures and paid the remuneration and compensation of the Joint Ventures' directors and officers. Xianyang Pianzhuan allocated all the costs incurred for the Joint Ventures and other related companies in the form of management fees based on the sales amount of the respective companies relative to the total sales amounts of all such companies. The Company's directors are of the opinion that the above method of allocation is reasonable and that the costs that would have been incurred if the Joint Ventures were operated as an unaffiliated entity would approximate the management fees charged by Xianyang Pianzhuan.

     Balances with related companies are unsecured, bear interest at 10.98% per annum and have no fixed repayment terms.


14. RETIREMENT PLAN

     As stipulated by the regulations of the PRC government, the Joint Ventures have joined a defined contribution retirement plan for all of their staff. Under this plan, all staff are entitled to a fixed life-long pension equal to their basic salaries at their retirement dates. The Joint Ventures are required to make specific contributions to a state- sponsored retirement plan at approximately 18% of the basic salaries of the staff through a related company. The Joint Ventures have no future obligations for the pensions or any post-retirement benefits beyond the annual contributions made. The PRC government is responsible for the ultimate pension liabilities to those retired employees.


15. COMMITMENTS

     As of December 31, 1996, the Company had an outstanding capital contribution commitment of RMB405,000 under the joint venture agreements.

     As of December 31, 1996, the Joint Ventures had outstanding commitments under an operating lease with a related company for the rental of land and building of approximately RMB124,000, RMB124,000 and RMB47,000 for the years ending December 31, 1997, 1998 and 1999 respectively.

                        ASIA ELECTRONICS HOLDING CO. INC.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


16. FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's and Joint Ventures' cash, accounts receivable and due from related companies approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.


17. PLANNED INITIAL PUBLIC OFFERING

     The Company is planning for the offering of 4,000,000 shares of the common stock of the Company of par value US$0.01 at a proposed offering price of US$7.50 each. Pursuant to agreements executed in December 1996, the Company will acquire a 90% equity interest in Xianyang Dnon Tech Special Electro Technique Co., Ltd. ("Dnon Tech") and a 70% equity interest in Yantai Daewoo Electronic Components Co., Ltd. ("Yantai"), two Sino-foreign equity ventures incorporated in the PRC, for an estimated total consideration of US$5,500,000. These acquisitions will be consummated upon the closing of the offering and each will be accounted for as a purchase. Dnon Tech and Yantai are both related companies and are principally engaged in the manufacturing of enameled copper wires and deflection yokes, respectively.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND

                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED


                       COMBINED FINANCIAL STATEMENTS AS OF

               DECEMBER 31, 1995 AND 1996 AND FOR THE YEARS ENDED

                        DECEMBER 31, 1994, 1995 AND 1996


                         TOGETHER WITH AUDITORS' REPORT

                                     ARTHUR
                                    ANDERSEN


                                                   -----------------------------
                                                   Arthur Andersen & Co
                                                   Certified Public Accountants

                                                   -----------------------------
                                                   25/F Wing On Centre
                                                   111 Connaught Road Central
                                                   Hong Kong



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To: XIANYANG DAMING ELECTRONIC CO., LIMITED AND XIANYANG
     YONGXIN ELECTRONIC CO., LIMITED


We have audited the accompanying combined balance sheets of Xianyang Daming Electronic Co., Limited and Xianyang Yongxin Electronic Co., Limited (the "Companies"), both incorporated in the People's Republic of China, as of December 31, 1995 and December 30, 1996, and the related combined statements of income, cash flows and changes in investors' equity for the years ended December 31, 1994 and 1995 and December 30, 1996, expressed in Renminbi. These financial statements are the responsibility of the management of the Companies. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Companies as of December 31, 1995 and December 30, 1996, and the combined results of their operations and their cash flows for each of the years ended December 31, 1994 and 1995 and December 30, 1996 in conformity with generally accepted accounting principles in the United States of America.




                                                       /S/ ARTHUR ANDERSEN & CO.

Hong Kong,
August 15, 1997.

                  XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                          COMBINED STATEMENTS OF INCOME
      FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995 AND DECEMBER 30, 1996
                             (Amounts in thousands)



                                                   1994           1995           1996           1996
                                                  ------        -------        --------       -------
                                                   RMB            RMB            RMB            US$
Sales to
 --a related company   .....................      22,669         64,930         106,604        12,859
 --a joint venture partner   ...............      30,276          8,451              --            --
 --others  .................................      15,844         23,332          37,080         4,473
                                                  ------        -------        --------       -------
                                                  68,789         96,713         143,684        17,332
Cost of goods sold  ........................     (51,798)       (69,977)        (96,350)      (11,622)
Selling and administrative expenses   ......        (634)        (2,615)         (4,511)         (544)
Interest expenses, net    ..................      (1,689)        (3,214)         (1,037)         (125)
Other expenses, net    .....................        (219)           (36)           (114)          (14)
                                                  ------        -------        --------       -------
Total costs and expenses  ..................     (54,340)       (75,842)       (102,012)      (12,305)
                                                  ------        -------        --------       -------
Income before income taxes   ...............      14,449         20,871          41,672         5,027
Provision for income taxes   ...............          --         (2,077)         (7,411)         (894)
                                                  ------        -------        --------       -------
Net income    ..............................      14,449         18,794          34,261         4,133
                                                  ======        =======        ========       =======









  The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                             COMBINED BALANCE SHEETS
                  AS OF DECEMBER 31, 1995 AND DECEMBER 30, 1996
                             (Amounts in thousands)




                                                         1995     1996        1996
                                                        ------   -------     ------
                                                         RMB       RMB         US$
                                     ASSETS
 Current assets:
   Cash  ..........................................     16,898     7,274        877
   Accounts receivable  ...........................      4,504    15,713      1,895
   Due from a joint venture partner ...............     14,928        --         --
   Due from related companies .....................         --    31,926      3,851
   Inventories ....................................     11,886    13,915      1,679
   Prepayments and other current assets   .........        125     1,592        192
   Value-added tax credit  ........................         --     4,575        552
                                                        ------   -------     ------
    Total current assets   ........................     48,341    74,995      9,046

 Property, plant and equipment, net ...............     34,199    31,683      3,822
 Value-added tax credit ...........................      6,235        --         --
                                                        ------   -------     ------
    Total assets  .................................     88,775   106,678     12,868
                                                        ======   =======     ======

                        LIABILITIES AND INVESTORS' EQUITY
 Current liabilities:
   Short-term bank loans   ........................     15,135    14,749      1,779
   Due to related companies   .....................     17,111        --         --
   Accrued expenses  ..............................      2,826     6,072        732
   Income taxes payable ...........................        961     3,628        438
   Value-added tax payable ........................         --     2,401        290
   Deferred taxation ..............................         --       669         81
   Dividend payable  ..............................      8,210        --         --
                                                        ------   -------     ------
    Total current liabilities .....................     44,243    27,519      3,320

 Deferred taxation   ..............................        615       981        118
                                                        ------   -------     ------
    Total liabilities   ...........................     44,858    28,500      3,438
                                                        ------   -------     ------
 Investors' equity:
   Capital  .......................................     30,335    30,335      3,659
   Dedicated capital ..............................      7,900    15,020      1,812
   Retained earnings ..............................      5,682    32,823      3,959
                                                        ------   -------     ------
    Total investors' equity   .....................     43,917    78,178      9,430
                                                        ------   -------     ------
    Total liabilities and investors' equity  ......     88,775   106,678     12,868
                                                        ======   =======     ======


  The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                        COMBINED STATEMENTS OF CASH FLOWS
      FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995 AND DECEMBER 30, 1996
                             (Amounts in thousands)




                                                              1994          1995          1996           1996
                                                            -------        -------       -------        ------
                                                              RMB            RMB           RMB            US$
Cash flows from operating activities:
Net income   ..........................................      14,449         18,794        34,261         4,133
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation of property, plant and equipment   ......       2,101          3,052         2,974           359
 Provision for deferred taxation  .....................          --            615         1,035           125
(Increase) decrease in assets:
 Accounts receivable  .................................     (10,455)         6,343       (11,209)       (1,352)
 Due from a joint venture partner    ..................      (1,435)        (8,281)       14,928         1,800
 Due from related companies    ........................       5,692             --       (31,926)       (3,851)
 Inventories    .......................................     (13,311)         2,829        (2,029)         (245)
 Prepayments and other current assets   ...............          42             42        (1,467)         (177)
 Value-added tax credit  ..............................      (4,593)        (1,642)        1,660           200
Increase (decrease) in liabilities:
 Due to a joint venture partner   .....................       1,570             --            --            --
 Due to related companies   ...........................      25,619         (5,673)      (17,111)       (2,064)
 Accrued expenses  ....................................       1,951            385         3,246           391
 Income taxes payable    ..............................        (255)           961         2,667           322
 Value-added tax payable    ...........................          --             --         2,401           290
                                                            -------        -------       -------        ------
  Net cash provided by (used in) operating
   activities   .......................................      21,375         17,425          (570)          (69)
                                                            -------        -------       -------        ------
Cash flows from investing activities:
Acquisition of property, plant and equipment  .........     (29,282)       (12,114)         (691)          (83)
Proceeds from disposals of property, plant and
 equipment   ..........................................       6,598          2,530           233            28
                                                            -------        -------       -------        ------
  Net cash (used in) investing activities  ............     (22,684)        (9,584)         (458)          (55)
                                                            -------        -------       -------        ------
Cash flows from financing activities:
Net proceeds from (repayment of) short-term
 bank loans  ..........................................       4,390          1,075          (386)          (47)
Contribution from investors    ........................       7,962          7,670            --            --
Dividend paid   .......................................      (4,669)       (16,745)       (8,210)         (990)
                                                            -------        -------       -------        ------
  Net cash provided by (used in) financing
   activities   .......................................       7,683         (8,000)       (8,596)       (1,037)
                                                            -------        -------       -------        ------
Net increase (decrease) in cash   .....................       6,374           (159)       (9,624)       (1,161)
Cash, beginning of year  ..............................      10,683         17,057        16,898         2,038
                                                            -------        -------       -------        ------
Cash, end of year  ....................................      17,057         16,898         7,274           877
                                                            =======        =======       =======        ======
Supplementary information
 Interest received    .................................         154          2,278         4,444           536
 Interest paid  .......................................       1,155          5,389         5,715           689
 Income taxes paid    .................................          --            500         3,709           447


   The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

               COMBINED STATEMENTS OF CHANGES IN INVESTORS' EQUITY
      FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995 AND DECEMBER 30, 1996
                             (Amounts in thousands)





                                                        Dedicated     Retained
                                            Capital      capital      earnings       Total
                                            -------     ---------     --------       -----
                                               RMB         RMB          RMB           RMB
Balance as of January 1, 1994  .........     14,703       1,478        2,946         19,127

Net income   ...........................         --          --       14,449         14,449
Contribution from investors    .........      7,962          --           --          7,962
Transfer to dedicated capital  .........         --       3,199       (3,199)            --
Dividend declared  .....................         --          --      (11,998)       (11,998)
                                             ------      ------      -------        -------
Balance as of December 31, 1994   ......     22,665       4,677        2,198         29,540

Net income   ...........................         --          --       18,794         18,794
Contribution from investors    .........      7,670          --           --          7,670
Transfer to dedicated capital  .........         --       3,223       (3,223)            --
Dividend declared  .....................         --          --      (12,087)       (12,087)
                                             ------      ------      -------        -------
Balance as of December 31, 1995   ......     30,335       7,900        5,682         43,917

Net income   ...........................         --          --       34,261         34,261
Transfer to dedicated capital  .........         --       7,120       (7,120)            --
                                             ------      ------      -------        -------
Balance as of December 30, 1996   ......     30,335      15,020       32,823         78,178
                                             ======      ======      =======        =======















   The accompanying notes are an integral part of these financial statements.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                        NOTES TO THE FINANCIAL STATEMENTS


1. ORGANIZATION AND PRINCIPAL ACTIVITIES

     Xianyang Daming Electronic Co., Limited ("Daming") and Xianyang Yongxin Electronic Co., Limited ("Yongxin"), (the "Companies") are Sino-foreign equity joint venture enterprises incorporated in the People's Republic of China (the "PRC") in October 1992 and February 1993, respectively.

     The Companies are principally engaged in the manufacturing of deflection yokes for sale to customers in the PRC and overseas. Daming is also engaged in the trading of machines for sale to related companies.


     Upon incorporation, Daming was owned by Xianyang & Pianzhuan Group Corporation ("Xianyang Pianzhuan", and previously named Xianyang Deflection Group Corporation), a company incorporated in the PRC, (holding 75% interest) and Tomei Trading Company Limited ("Tomei"), a company incorporated in Japan (holding 25% interest). In December 1995, Xianyang Pianzhuan transferred its entire interests in Daming to a related company, Xianyang Pianzhuan Development Co. Ltd. ("Xianyang Development", previously named Xianyang Deflection Yoke Investment Co., Ltd.), a company incorporated in the PRC. In the same month, Xianyang Development sold a 55% interest in Daming to Tomei. Effective December 31, 1996, Tomei sold its entire interests in Daming to Asia Electronics Holding Co. Inc. ("Asia Electronics" and previously named as Asia Electric Company Limited), a company incorporated in the British Virgin Islands. As a result of the above transactions, Daming is presently owned by Asia Electronics (holding 80% interest) and Xianyang Development (holding 20% interest). Pursuant to the original joint venture agreement between Xianyang Pianzhuan and Tomei, the authorized capital of Daming is US$1,800,000. As of December 30, 1996, the joint venture partners had contributed RMB12,423,000 with unpaid capital of RMB473,000. Subsequent to December 30, 1996, all unpaid capital had been contributed by the joint venture partners.

     Upon incorporation, Yongxin was owned by Xianyang Pianzhuan (holding 45% interest) and Hong Kong Yongxin Technology Development Co., Ltd. ("Hong Kong Yongxin"), a company incorporated in Hong Kong (holding 55% interest). In September 1993, Hong Kong Yongxin sold its entire interests in Yongxin to Hong Kong Cao Trading Company Limited ("Hong Kong Cao"), a company incorporated in Hong Kong. In August 1994, Hong Kong Cao resold its entire interests in Yongxin to Tomei. In December 1995, Xianyang Pianzhuan transferred its entire interests in Yongxin to Xianyang Development. In the same month, Xianyang Development sold a 25% interest in Yongxin to Tomei. Effective December 31, 1996, Tomei resold its entire interests in Yongxin to Asia Electronics. As a result of the above transactions, Yongxin is presently owned by Asia Electronics (holding 80% interest) and Xianyang Development (holding 20% interest). Pursuant to the original joint venture agreement between Xianyang Pianzhuan and Hong Kong Yongxin, the authorized capital of Yongxin is US$2,100,000 (equivalent to RMB17,409,000); all of which had been contributed by the joint venture partners as of December 30, 1996.


     Other key provisions of the joint venture agreements and related supplementary agreements between Xianyang Pianzhuan, Daming and Yongxin included the following:

   [bullet] Daming and Yongxin have pre-determined joint venture periods of 30 years extending to October 2022 and February 2023 respectively;

   [bullet] the profit and loss sharing ratio of the Companies is the same as the respective equity interests held by the investors;

   [bullet] each Board of Directors consists of five members; four designated by Asia Electronics and one designated by Xianyang Development.

   [bullet] Xianyang Pianzhuan will continue to provide management and administrative services to Daming and Yongxin for management fees; and

   [bullet] Xianyang Pianzhuan will lease certain factory premises to Daming for a monthly rental payment of RMB10,368.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

     The Companies conduct their operations in the PRC and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environments and foreign currency exchange. These risks are described further in the following paragraphs:

     a. Political Environment

     The Companies' results may be adversely affected by changes in the political and social conditions in the PRC and by, among other things, changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. While the PRC government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the PRC leadership could lead to changes in economic policy.

     b. Economic Environment

     The economy of the PRC differs significantly from the United States economy in many respects, including its structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, an increased emphasis on the utilization of market forces, and rapid growth in the PRC economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy.

     c. Legal Environment

     The PRC's legal system is based on written statutes under which prior court decisions may be cited as authority but do not have binding precedence. The PRC's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, experience with respect to the implementation, interpretation and enforcement of such laws is limited.

     d. Foreign Currency Exchange

     The revenues of the Companies are denominated in Renminbi. A portion of the profit of the Companies needs to be converted to other currencies to meet foreign currency obligations such as the purchase of imported materials and payment of dividend. Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the Bank of China or other institutions authorized to buy and sell foreign currencies, or at a swap center. Sino-foreign equity joint venture enterprises may also maintain foreign currency accounts. Payment for imported materials and remittance of earnings outside the PRC are permitted but are subject to the availability of foreign currencies. For capital transactions in foreign currencies, approval is required from the State Administration of Foreign Exchange.

                  XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                   XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


2. BASIS OF PRESENTATION

     The accompanying combined financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory accounts of the Companies, which are prepared in accordance with the accounting principles and other relevant financial regulations applicable to joint venture enterprises as established by the Ministry of Finance of the PRC.

     Major adjustments made to conform to US GAAP included the following:

   [bullet] adjustment for depreciation of fixed assets to reflect the useful economic lives of fixed assets; and

   [bullet] adjustment of certain items, designated as "specific reserves appropriated from net income", as charges to income.


     Effective December 31, 1996, Asia Electronics acquired 80% of the equity interest in Daming and Yongxin. Since there were no significant transactions that took place on December 31, 1996, the financial statements as of and for the year ended December 31, 1996 have been presented in place of the period ended December 30, 1996.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Combination

     The combined financial statements include the financial statements of the Companies, as they were under common control for all years presented. All material intercompany balances and transactions have been eliminated on combination.

     b. Sales

     Sales represent the invoiced value of goods, net of value-added tax, supplied to customers. Sales are recognized when goods are delivered and title has passed to customers.

     c. Taxation

        i. Income Taxes

     Pursuant to the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises in the PRC, the Companies are fully exempt from the Chinese State unified income tax ("income tax") for two years starting from the first profit-making year followed by a 50% reduction of the income tax for the next three years thereafter ("tax holiday"). In accordance with the same tax laws, the Companies are also exempt from the PRC local income tax. A summary of the tax exemptions available to the Companies is as follows:


            Chinese State     Chinese local        Exemption from         Exemption from        Year of
             Income tax        Income tax        Chinese State Income      Chinese local      commencement
              rate (%)          rate (%)                 tax                income tax       of tax holiday
            -------------     -------------      --------------------     --------------     --------------
Daming           30                 3           Full exemption for 2       Full exemption         1993
                                                years starting from
                                                the first profit-
                                                making year
                                                followed by a 50%
                                                reduction for the next
                                                3 years thereafter

Yongxin          30                 3           Same as Daming             Same as Daming         1994

     Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as an asset or a liability.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        ii. Value-added Tax ("VAT")

     Prior to December 31, 1993, the Companies were subject to Industrial and Commercial Consolidated Tax ("ICCT") at an effective tax rate of 5% plus a local surcharge of 0.5% on the sales amount.

     In December 1993, the PRC government promulgated several major new tax regulations which came into effect on January 1, 1994. These new tax regulations replaced a number of former tax laws and regulations, and represented significant changes to the PRC taxation system. Under these new tax regulations, the Companies are subject to VAT which replaced ICCT and is currently the principal indirect tax on the sales of tangible goods and the provision of certain specified services. The general VAT rate applicable to the Companies is 17%.

     Under a supplementary notice issued by the National People's Congress in December 1993, a "grandfather" provision was granted whereby any additional tax burden of a foreign invested enterprise established before December 31, 1993 due to the introduction of VAT may, upon application to and with the approval of the tax authorities, obtain a refund ("VAT credit") of any tax paid in excess of the amount it would have paid under the previous ICCT. The maximum time limit for application of this provision is five years.

     d. Cash

     Cash includes cash on hand and demand deposits with banks.

     e. Inventories

     Inventories are stated at the lower of cost, on a weighted-average basis, or net realizable value. Costs of work-in-progress and finished goods include direct materials, direct labor and an attributable portion of production overheads. Net realizable value is calculated based on the estimated normal selling price less all further costs of production and the related costs of marketing, selling and distribution. Provision is made for obsolete, slow moving or defective items, where appropriate.

     f. Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight- line method over the assets' estimated useful lives, after taking into account an estimated residual value of 10% of the costs of the fixed assets. The estimated useful lives are as follows:


   Building  .........................................................  25 years
   Machinery and equipment  ..........................................  10 years
   Motor vehicles  ...................................................   5 years

     g. Foreign Currency Translation

     The Companies maintain their books and records in Renminbi. Foreign currency transactions are translated into Renminbi at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the exchange rates prevailing at the balance sheet dates. The resulting exchange differences are recorded in the combined statements of income.

     h. Related Company

     A related company is a company in which one or more of the directors or the investors of the Companies have direct or indirect beneficial interests.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     i. Use of Estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


4. PROVISION FOR INCOME TAXES

     Provision for income taxes comprised:



                                          1994        1995        1996        1996
                                         ---------   ---------   ---------   --------
                                         RMB'000     RMB'000     RMB'000     US$'000
   Current    ........................     --          1,462       6,376      769
   Deferred   ........................     --            615       1,035      125
                                           --          ------      ------     ---
   Provision for income taxes   ......     --          2,077       7,411      894
                                           ==          ======      ======     ===


     The reconciliation of the statutory income tax rate in the PRC to the effective income tax rate as stated in the combined statements of income are as follows:



                                                            1994         1995        1996
                                                            ----         ----        ----
   Statutory tax rate   ..............................       30%          30%         30%
   Exemption of income taxes (tax holiday)   .........      (30%)        (12%)        --
   Reduction in tax rate for Sino-foreign equity joint
    venture enterprises (tax holiday)  ...............       --           (9%)       (15%)
   Permanent difference    ...........................       --            1%          1%
   Other    ..........................................       --           --           2%
                                                            ----         ----        ----
   Effective tax rate   ..............................       --           10%         18%
                                                            ====         ====        ====


5. INVENTORIES

     Inventories comprised:



                                  1995        1996        1996
                                 -------     -------     -------
                                 RMB'000     RMB'000     US$'000
   Raw materials   .........        913          --         --
   Work-in-progress   ......      1,528          --         --
   Finished goods  .........      9,445      13,915      1,679
                                 ------      ------      -----
   Total  ..................     11,886      13,915      1,679
                                 ======      ======      =====

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment comprised:



                                              1995        1996        1996
                                             -------     -------     -------
                                             RMB'000     RMB'000     US$'000
   Building    ...........................    9,430       9,430       1,138
   Machinery and equipment    ............   29,203      28,625       3,453
   Motor vehicles    .....................      194         194          23
                                             -------     ------       -----
                                             38,827      38,249       4,614
   Less: Accumulated depreciation   ......   (4,628)     (6,566)       (792)
                                             -------     ------       -----
   Net book value    .....................   34,199      31,683       3,822
                                             ======      ======       =====



     Xianyang Pianzhuan possesses the land use right of the piece of land on which the Companies' building is located. During the years ended December 31, 1994 and 1995 and December 30, 1996, certain land and building were rented by Xianyang Pianzhuan to the Companies for annual rental of RMB124,000. The Companies' directors believe that the rental costs approximate fair market rental.

     As of December 30, 1996, certain machinery and equipment with a net book value of approximately RMB1,544,000 were pledged to secure a short-term bank loan of the Companies.



7. SHORT-TERM BANK LOANS


     Short-term bank loans are mainly denominated in United States dollars, and are secured by corporate guarantees given by Xianyang Pianzhuan and certain machinery and equipment of the Companies. Short-term bank loans are repayable within three to six months and are renewable with the consent of the relevant banks. Weighted average interest rate with respective to the short-term bank loans as of December 31, 1995 and December 30, 1996 was 7.78% and 7.49%, respectively.



8. DEFERRED TAXATION

     Deferred taxation mainly represented the taxation effect of the adjustments made to the financial statements of the Companies to conform to US GAAP and other adjustments made to the statutory financial statements of the Companies. Such amounts of deferred taxes, individually and in the aggregate, were not material to the accompanying combined balance sheets.


9. DEDICATED CAPITAL

     According to the rules and regulations for Sino-foreign equity joint venture enterprises, when distributing net income of each year, the Companies shall set aside a portion of their net income as reported in their statutory accounts for the statutory general reserve fund and enterprise expansion fund, such portion being determined at the discretion of the Boards of Directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


9. DEDICATED CAPITAL (Continued)


     For the years ended December 31, 1994 and 1995 and December 30, 1996, the directors proposed the following appropriations to statutory reserves:



        Statutory reserves              Percentage      1994         1995       1996       1996
-------------------------------------   ----------     -------     --------    -------    -------
                                                       RMB'000      RMB'000    RMB'000    US$'000
   General reserve fund  ............      10%          1,599        1,612      3,560       429
   Enterprise expansion fund   ......      10%          1,600        1,611      3,560       429
                                                        -----        ------     -----       ---
   Total  ...........................                   3,199        3,223      7,120       858
                                                        =====        ======     =====       ===


10. DISTRIBUTION OF NET INCOME


     According to the Articles of Association of the Companies, the Companies may distribute their net income as reported in the statutory accounts, after providing for discretionary dedicated capital (see Note 9), to their investors according to their respective equity interests. The net income reported in the statutory accounts, however, differs from the corresponding amounts reported under US GAAP. During the years ended December 31, 1994 and 1995, the Companies declared dividends of approximately RMB11,998,000 and RMB12,087,000, respectively. No dividend was declared for the year ended December 30, 1996. In February 1997, the Companies declared dividends of approximately RMB26,699,000.




11. RELATED PARTY TRANSACTIONS

   a. Summary of related party transactions      1994      1995        1996          1996
                                                -------   -------     -------       ------
                                                RMB'000   RMB'000     RMB'000       US$'000
   Sales to
    -- a related company    ...............     22,669    64,930      106,604       12,859
    -- a joint venture partner    .........     30,276     8,451           --           --
   Purchase from a related company   ......     45,242    56,821       84,993       10,252
   Rental expenses paid to a related
    company  ..............................        124       124          124           15
   Management fees paid to a related
    company  ..............................         --     1,306        3,551          428
   Fixed assets sold at net book value to
    -- related companies    ...............      5,461       365          201           24
    -- joint venture partners  ............        786     2,165           --           --
   Fixed assets purchased at net book
    value from
    -- related companies    ...............      2,256       268          546           66
    -- joint venture partners  ............     19,064    11,745           --           --
   Interest income received from related
    companies   ...........................         --     1,487        4,053          489
   Interest expenses paid to related
    companies   ...........................         --     3,889        4,560          550
   Interest income charged on unpaid
    capital  ..............................        348        --           --           --
   Interest rates charged on inter-
    company balances (per annum)  .........         --     10.98%       10.98%       10.98%

     Certain machinery and equipment used by the Companies were provided by a related company without charge. The Companies' directors are of the opinion that the annual fair market lease value of such machinery and equipment was approximately RMB1,076,000 (equivalent to US$129,800).

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


11. RELATED PARTY TRANSACTIONS (Continued)

     Xianyang Pianzhuan provided sales, administrative, and research and development services to the Companies and paid the remuneration and compensation of the Companies' directors and officers. Xianyang Pianzhuan allocated all the costs incurred for the Companies and other related companies in the form of management fees based on the sales amount of the respective companies relative to the total sales amounts of all such companies. The Companies' directors are of the opinion that the above method of allocation is reasonable and that the costs that would have been incurred if the Companies were operated as an unaffiliated entity would approximate the management fees charged by Xianyang Pianzhuan.

     b. Related company balances

     Balances with related companies are unsecured, bear interest at 10.98% per annum and have no fixed repayment terms.


12. RETIREMENT PLAN


     As stipulated by the regulations of the PRC government, the Companies have joined a defined contribution retirement plan for all of their staff. Under this plan, all staff are entitled to a fixed life-long pension equal to their basic salaries at their retirement dates. The Companies are required to make specific contributions to a state-sponsored retirement plan at approximately 18% of the basic salaries of the staff through a related company. The Companies have no future obligations for pensions or any post-retirement benefits beyond the annual contributions made. The PRC government is responsible for the ultimate pension liabilities to those retired employees. During the years ended December 31, 1994 and 1995 and December 30, 1996, the Companies made total pension contributions of approximately RMB241,000, RMB542,000 and RMB662,000, respectively.



13. COMMITMENTS


     As of December 30, 1996, the Companies had outstanding commitments under an operating lease with a related company for the rental of land and building of approximately RMB124,000, RMB124,000 and RMB47,000 for the years ending December 31, 1997, 1998 and 1999, respectively. The Company believes that the operating lease should be renewable at comparable rates to the expiring lease.



14. FINANCIAL INSTRUMENTS

     The carrying amounts of the Companies' cash, accounts receivable and due from (to) related parties approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.


15. SEGMENT INFORMATION

     Analysis of sales by geographical locations is as follows:


                                1994        1995      1996          1996
                               -------     -------   -------       -------
                               RMB'000     RMB'000   RMB'000       US$'000
   The PRC    ............     14,453      39,699    108,526       13,091
   Overseas   ............
    -- Korea  ............     54,336      57,014     35,085        4,232
    -- Japan  ............         --          --         --           --
    -- Singapore    ......         --          --         73            9
                               ------      ------    -------       ------
    Total overseas  ......     54,336      57,014     35,158        4,241
                               ------      ------    -------       ------
   Total   ...............     68,789      96,713    143,684       17,332
                               ======      ======    =======       ======

                   XIANYANG DAMING ELECTRONIC CO., LIMITED AND
                    XIANYANG YONGXIN ELECTRONIC CO., LIMITED

                 NOTES TO THE FINANCIAL STATEMENTS--(Continued)


15. SEGMENT INFORMATION (Continued)

     Analysis of sales by products is as follows:



                                1994        1995       1996         1996
                               -------     -------    -------      -------
                               RMB'000     RMB'000    RMB'000      US$'000
   Deflection yokes  ......     68,789      96,713    124,518       15,020
   Machines ...............         --          --     19,166        2,312
                                ------      ------    -------       ------
   Total ..................     68,789      96,713    143,684       17,332
                                ======      ======    =======       ======


     Analysis of operating income by products is as follows:



                                1994        1995       1996         1996
                               -------     -------    -------      -------
                               RMB'000     RMB'000    RMB'000      US$'000
   Deflection yokes  ......     16,138      24,085      37,584      4,534
   Machines ...............         --          --       5,125        618
                                ------      ------      ------      -----
   Total ..................     16,138      24,085      42,709      5,152
                                ======      ======      ======      =====


     Analysis of depreciation expense by products is as follows:



                                1994        1995       1996         1996
                               -------     -------    -------      -------
                               RMB'000     RMB'000    RMB'000      US$'000
   Deflection yokes  ......     2,101       3,052       2,974       359
   Machines ...............        --          --          --        --
                                -----       -----       -----       ---
   Total    ...............     2,101       3,052       2,974       359
                                =====       =====       =====       ===


     Analysis of total assets attributed to each product is as follows:



                                 1995       1996         1996
                                -------    -------      -------
                                RMB'000    RMB'000      US$'000
   Deflection yokes   ......     88,775    106,678       12,868
   Machines  ...............         --         --           --
                                 ------    -------       ------
   Total  ..................     88,775    106,678       12,868
                                 ======    =======       ======

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.

                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.


                       COMBINED FINANCIAL STATEMENTS AS OF

               DECEMBER 31, 1995 AND 1996, AND FOR THE YEARS ENDED

                        DECEMBER 31, 1994, 1995 AND 1996


                         TOGETHER WITH AUDITORS' REPORT

                                     ARTHUR
                                    ANDERSEN


                                                   -----------------------------
                                                   Arthur Andersen & Co
                                                   Certified Public Accountants

                                                   -----------------------------
                                                   25/F Wing On Centre
                                                   111 Connaught Road Central
                                                   Hong Kong



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To: XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
     AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

We have audited the accompanying combined balance sheets of Xianyang Dnon Tech Special Electro Technique Co., Ltd. and Yantai Daewoo Electronic Components Co., Ltd. (the "Companies"), both incorporated in the People's Republic of China, as of December 31, 1995 and 1996, and the related combined statements of income, cash flows and changes in investors' equity for the years ended December 31, 1994, 1995 and 1996, expressed in Renminbi. These financial statements are the responsibility of the management of the Companies. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial positions of the Companies as of December 31, 1995 and 1996, and the combined results of their operations and their cash flows for each of the years ended December 31, 1994, 1995 and 1996 in conformity with generally accepted accounting principles in the United States of America.




                                                       /S/ ARTHUR ANDERSEN & CO.
Hong Kong,
August 15, 1997.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                          COMBINED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (Amounts in thousands)



                                                       For the year ended December 31,
                                               -----------------------------------------------
                                               1994        1995           1996          1996
                                               ----       -------        -------        ------
                                                RMB         RMB            RMB            US$
Sales to
 --a joint venture partner   ...............    --         38,788         77,863         9,392
 --a related company   .....................    --          1,207          8,223           992
 --others  .................................    --              2            276            33
                                              ----        -------        -------        ------
                                                --         39,997         86,362        10,417
                                              ----        -------        -------        ------
Cost of goods sold  ........................    --        (39,230)       (74,737)       (9,015)
Selling and administrative expenses   ......    --         (1,788)        (3,494)         (422)
Interest expenses, net .....................    --           (812)        (2,117)         (255)
Other income, net   ........................    --            381            653            79
                                              ----        -------        -------        ------
Total costs and expenses  ..................    --        (41,449)       (79,695)       (9,613)
                                              ----        -------        -------        ------
(Loss) Income before income taxes  .........    --         (1,452)         6,667           804
Provision for income taxes
 -- deferred tax ...........................    --            165            205            25
                                              ----        -------        -------        ------
Net (loss) income   ........................    --         (1,287)         6,872           829
                                              ====        =======        =======        ======


   The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                             COMBINED BALANCE SHEETS
                        AS OF DECEMBER 31, 1995 AND 1996
                             (Amounts in thousands)


                                                                December 31,
                                                         ----------------------------
                                                          1995          1996    1996
                                                         ------        ------   -----
                                                          RMB           RMB      US$
                                     ASSETS
 Current assets:
  Cash .............................................      4,863         4,946     597
  Accounts receivable ..............................         --           127      15
  Due from joint venture partners ..................      4,318         8,255     996
  Inventories   ....................................      9,766        15,450   1,864
  Deposits   .......................................         --         4,033     486
  Prepayments and other assets    ..................        569         1,717     207
  Prepaid value-added tax   ........................        444           267      32
                                                         ------        ------   -----
    Total current assets ...........................     19,960        34,795   4,197
  Property, plant and equipment, net    ............     38,913        42,210   5,092
  Other assets  ....................................      1,620         1,408     170
  Deferred tax assets    ...........................        165           370      45
                                                         ------        ------   -----
    Total assets   .................................     60,658        78,783   9,504
                                                         ======        ======   =====
                        LIABILITIES AND INVESTORS' EQUITY
 Current liabilities:
  Short-term bank loans  ...........................      5,664        13,560   1,636
  Accounts payable .................................        670         2,190     264
  Due to a joint venture partner  ..................     14,846         8,884   1,072
  Due to related companies  ........................      3,361         8,446   1,019
  Accrued expenses    ..............................        702         1,056     127
                                                         ------        ------   -----
    Total liabilities ..............................     25,243        34,136   4,118
                                                         ------        ------   -----
 Investors' equity:
  Capital ..........................................     36,702        39,062   4,712
  Dedicated capital   ..............................         --           610      74
  (Accumulated deficit) Retained earnings  .........     (1,287)        4,975     600
                                                         ------        ------   -----
    Total investors' equity ........................     35,415        44,647   5,386
                                                         ------        ------   -----
    Total liabilities and investors' equity   ......     60,658        78,783   9,504
                                                         ======        ======   =====

   The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                        COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (Amounts in thousands)


                                                                    For the year ended December 31,
                                                           ------------------------------------------------
                                                            1994            1995          1996        1996
                                                           -------         -------       ------       -----
                                                             RMB            RMB           RMB         US$
Cash flows from operating activities:
Net (loss) income ....................................          --          (1,287)       6,872         829
Adjustments to reconcile net (loss) income to net cash
 provided by (used in) operating activities:
 Depreciation of property, plant and equipment  ......          --           2,361        4,069         491
 Amortization of other assets ........................          --             157          318          38
 Deferred tax assets .................................          --            (165)        (205)        (25)
(Increase) decrease in assets:
 Accounts receivable .................................          --              --         (127)        (15)
 Due from joint venture partners .....................          --          (4,318)      (3,937)       (475)
 Deposits   ..........................................          --              --       (4,033)       (486)
 Prepayments and other assets    .....................        (576)              7       (1,148)       (138)
 Inventories   .......................................      (1,126)         (8,640)      (5,684)       (686)
 Prepaid value-added tax   ...........................          (9)           (435)         177          21
Increase (decrease) in liabilities:
 Accounts payable ....................................          26             644        1,520         183
 Due to joint venture partners   .....................       1,346          13,500       (5,962)       (719)
 Due to related companies  ...........................       4,325            (964)       5,085         613
 Accrued expenses ....................................          --             702          354          43
                                                            ------         -------       ------       -----
   Net cash provided by (used in) operating
   activities  .......................................       3,986           1,562       (2,701)       (326)
                                                            ------         -------       ------       -----
Cash flows from investing activities:
Acquisition of property, plant and equipment .........     (27,881)        (13,392)      (7,366)       (888)
Additions of other assets  ...........................        (412)         (1,366)        (106)        (13)
                                                            ------         -------       ------       -----
   Net cash used in investing activities  ............     (28,293)        (14,758)      (7,472)       (901)
                                                            ------         -------       ------       -----
Cash flows from financing activities:
Net proceeds from short-term bank loans   ............       1,000           4,664        7,896         952
Contributions from investors  ........................      25,304          11,398        2,360         285
                                                            ------         -------       ------       -----
   Net cash provided by financing activities .........      26,304          16,062       10,256       1,237
                                                            ------         -------       ------       -----
Net increase in cash .................................       1,997           2,866           83          10
Cash, beginning of year ..............................          --           1,997        4,863         587
                                                            ------         -------       ------       -----
Cash, end of year ....................................       1,997           4,863        4,946         597
                                                            ======         =======       ======       =====
Supplementary information
 Interest received   .................................          --              53           42           5
 Interest paid .......................................          --             581        1,646         199

  The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

               COMBINED STATEMENTS OF CHANGES IN INVESTORS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (Amounts in thousands)


                                                                        Retained
                                                                        earnings
                                                        Dedicated     (Accumulated
                                            Capital      capital         deficit)      Total
                                            -------     ---------     ------------     -----
                                             RMB           RMB            RMB           RMB
Balance as of January 1, 1994  .........         --         --              --             --
Contribution from investors ............     25,304         --              --         25,304
                                             ------        ---          ------         ------
Balance as of December 31, 1994   ......     25,304         --              --         25,304
Net loss  ..............................         --         --          (1,287)        (1,287)
Contribution from investors ............     11,398         --              --         11,398
                                             ------        ---          ------         ------
Balance as of December 31, 1995   ......     36,702         --          (1,287)        35,415
Net income   ...........................         --         --           6,872          6,872
Contribution from investors ............      2,360         --              --          2,360
Transfer to dedicated capital  .........         --        610            (610)            --
                                             ------        ---          ------         ------
Balance as of December 31, 1996   ......     39,062        610           4,975         44,647
                                             ======        ===          ======         ======








   The accompanying notes are an integral part of these financial statements.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                        NOTES TO THE FINANCIAL STATEMENTS


1. ORGANIZATION AND PRINCIPAL ACTIVITIES

     Xianyang Dnon Tech Special Electro Technique Co., Limited ("Dnon Tech") and Yantai Daewoo Electronic Components Co., Limited ("Yantai Daewoo") (the "Companies") are Sino-foreign equity joint venture enterprises incorporated in the People's Republic of China (the "PRC") in May 1993 and December 1993, respectively.

     Dnon Tech is owned by Xianyang & Pianzhuan Group Corp. ("Xianyang Pianzhuan"), a company incorporated in the PRC (holding 45% interest), Xian Jiao Tong University Electrical Technical Engineering Limited, a company incorporated in the PRC (holding 10% interest), Dae Tech Machinery S.P.A., a company incorporated in Italy (holding 20% interest) and Wainlink Enterprises Limited, a company incorporated in Hong Kong (holding 25% interest). As of December 31, 1996, the joint venture partners had contributed RMB11,398,000 with unpaid capital of RMB9,545,000. Subsequent to December 31, 1996, Xianyang Pianzhuan contributed an additional capital of approximately RMB12,449,000 in the form of cash.

     Dnon Tech is principally engaged in the manufacturing of enameled copper wire for sale to customers in the PRC.

     Upon incorporation, Yantai Daewoo was owned by Gold Industry General Company ("Gold Industry"), a company incorporated in the PRC (holding 30% interest), Xianyang Pianzhuan (holding 45% interest) and Tomei Trading Company Limited ("Tomei"), a company incorporated in Japan (holding 25% interest). In October 1994, Gold Industry sold a 10% interest in Yantai Daewoo to Daewoo Electronic Components Co. Ltd. ("Korea Daewoo"), a company incorporated in Korea. As of December 31, 1996, the joint venture partners had contributed RMB27,664,000 with unpaid capital of RMB1,030,000.

     Yantai Daewoo is principally engaged in the manufacturing of deflection yokes.

     As of December 31, 1996, the joint venture partners had delayed the payment of a portion of the authorized capital to Dnon Tech and Yantai Daewoo. Such delay in the contribution of capital is in contravention of the terms of the joint venture agreements and the legal requirements for Sino-foreign Co-operative Joint Ventures in the PRC, which could lead to the dissolution of Dnon Tech and Yantai Daewoo. However, the joint venture partners have agreed to the delay in the capital contributions and the directors consider the possibility of dissolution to be remote.

     Other key provisions of the joint venture agreements and related supplementary agreements between Xianyang Pianzhuan, Gold Industry, Korea Daewoo, Dnon Tech and Yantai Daewoo include the following:

   [bullet] Dnon Tech and Yantai Daewoo have pre-determined joint venture periods of 12 years extending to May 2005 and December 2005, respectively;


   [bullet] the profit and loss sharing ratio of the Companies is the same as the respective equity interests held by the investors;

   [bullet] Xianyang Pianzhuan will continue to provide management and administrative services to Dnon Tech for management fees; and

   [bullet] Xianyang Pianzhuan will lease certain factory premises to Dnon Tech for a monthly rental payment of RMB3,600.

     The Companies conduct their operations in the PRC and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environments and foreign currency exchange. These risks are described further in the following paragraphs:

     a. Political Environment

     The Companies' results may be adversely affected by changes in the political and social conditions in the PRC and by, among other things, changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. While the PRC

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                NOTES TO THE FINANCIAL STATEMENTS -- (Continued)


1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the PRC leadership could lead to changes in economic policy.

     b. Economic Environment

     The economy of the PRC differs significantly from the United States economy in many respects, including its structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of government in the allocation of resources, pricing and management of such assets, an increased emphasis on the utilization of market forces, and rapid growth in the PRC economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy.

     c. Legal Environment

     The PRC's legal system is based on written statutes under which prior court decisions may be cited as authority but do not have binding precedence. The PRC's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, experience with respect to the implementation, interpretation and enforcement of such laws is limited.

     d. Foreign Currency Exchange

     The revenues of the Companies are denominated in Renminbi. A portion of the profit of the Companies needs to be converted to other currencies to meet foreign currency obligations such as the purchase of imported materials and payment of dividends. Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the Bank of China or other institutions authorized to buy and sell foreign currencies, or at a swap center. Sino-foreign equity joint venture enterprises may also maintain foreign currency accounts. Payment for imported materials and remittance of earnings outside the PRC are permitted but are subject to the availability of foreign currencies. For capital transactions in foreign currencies, approval is required from the State Administration of Foreign Exchange.


2. BASIS OF PRESENTATION

     The accompanying combined financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory accounts of the Companies, which are prepared in accordance with the accounting principles and other relevant financial regulations applicable to joint venture enterprises as established by the Ministry of Finance of the PRC.

     The major adjustment made to conform to US GAAP is an adjustment for depreciation of fixed assets to reflect the useful economic lives of fixed assets.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Combination

     The combined financial statements include the financial statements of the Companies, as they were under common control for all years presented. All material intercompany balances and transactions have been eliminated on combination.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                NOTES TO THE FINANCIAL STATEMENTS -- (Continued)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b. Sales

     Sales represent the invoiced value of goods, net of value-added tax, supplied to customers. Sales are recognized when goods are delivered and title has passed to customers.

     c. Taxation

        i. Income Taxes

     Pursuant to the relevant income tax laws applicable to Sino-foreign equity joint venture enterprises in the PRC, the Companies are fully exempt from the Chinese State unified income tax ("income tax") for two years starting from the first profit-making year followed by a 50% reduction of the income tax for the next three years thereafter ("tax holiday"). In accordance with the same tax laws, the Companies are also exempt from the PRC local income tax. A summary of the tax exemptions available to the Companies is as follows:


                                                                                      Exemption        Year of
             Chinese State     Chinese local                                         from Chinese      commence-
              income tax        income tax           Exemption from Chinese          local income     ment of tax
               rate (%)          rate (%)               State income tax                 tax           holiday
             -------------     -------------     -------------------------------     ------------     -----------
  Dnon            30                 3           Full exemption for 2 years           Full               1996
  Tech                                           starting from the first profit-      exemption
                                                 making year. As Dnon Tech
                                                 has been approved to be a
                                                 company engaged in the
                                                 high-technology industry, it
                                                 can enjoy a 50% reduction
                                                 for the years thereafter.

  Yantai          30                 3           Full exemption for 2 years           Same as            1996
  Daewoo                                         starting from the first profit-      Dnon Tech
                                                 making year followed by a
                                                 50% reduction for the years
                                                 thereafter. In addition, as
                                                 Yantai Daewoo is located in
                                                 the industrial development
                                                 zone, it can enjoy an
                                                 additional 6% tax reduction.

     Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as an asset or a liability.

        ii. Value-added Tax ("VAT")

     The Companies are subject to VAT which is currently the principal indirect tax on the sales of tangible goods and the provision of certain specified services. The general VAT rate applicable to the Companies is 17%.

     All of the sales of Yantai Daewoo are made to Korea Daewoo. Under the prevailing tax law, raw materials imported and finished goods exported for Yantai Daewoo are not subject to VAT.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                NOTES TO THE FINANCIAL STATEMENTS -- (Continued)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     d. Cash

     Cash includes cash on hand and demand deposits with banks.

     e. Inventories

     Inventories are stated at the lower of cost, on a weighted-average basis, or net realizable value. Costs of work-in-progress and finished goods include direct materials, direct labor and an attributable portion of production overheads. Net realizable value is calculated based on the estimated normal selling price less all further costs of production and the related costs of marketing, selling and distribution. Provision is made for obsolete, slow moving or defective items, where appropriate.

     f. Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight- line method over the assets' estimated useful lives, after taking into account an estimated residual value of 10% of the costs of the fixed assets. The estimated useful lives are as follows:



              Building  .....................   10 years
              Machinery and equipment  ......   10 years
              Office equipment   ............   5 years
              Furniture and fixtures   ......   5 years
              Motor vehicles  ...............   5 years

     g. Foreign Currency Translation

     The Companies maintain their books and records in Renminbi. Foreign currency transactions are translated into Renminbi at the applicable rates of exchange at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the exchange rates prevailing at the balance sheet dates. The resulting exchange differences are recorded in the combined statements of income.

     h. Related Company

     A related company is a company in which one or more of the directors or the investors of the Companies have direct or indirect beneficial interests.

     i. Use of Estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


4. RESULT OF OPERATIONS

     The Companies had no revenue and did not earn any profit or incur any loss for the year ended December 31, 1994.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                NOTES TO THE FINANCIAL STATEMENTS -- (Continued)


5. PROVISION FOR INCOME TAXES

     The reconciliation of the statutory income tax rate in the PRC to the effective income tax rate as stated in the combined statements of income are as follows:

                                                          December 31,
                                                        ----------------
                                                        1995        1996
                                                        ----        ----
   Statutory tax rate  ...........................       30%         30%
   Exemption of income taxes (tax holiday)  ......      (30%)       (30%)
   Temporary differences from differences between
    US GAAP and PRC GAAP  ........................       11%         (3%)
                                                        ----        ----
   Effective tax rate  ...........................       11%         (3%)
                                                        ====        ====

6. INVENTORIES

     Inventories comprised:


                                         December 31,
                               -------------------------------
                                1995         1996       1996
                               -------      -------    -------
                               RMB'000      RMB'000    US$'000
   Raw materials  .........     5,514        9,128      1,101
   Work-in-progress  ......     1,028          561         68
   Finished goods .........     3,162        5,479        661
   Consumable  ............        62          282         34
                                -----       ------      -----
   Total ..................     9,766       15,450      1,864
                                =====       ======      =====


7. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment comprised:

                                                     December 31,
                                           --------------------------------
                                             1995        1996        1996
                                           -------     -------      -------
                                           RMB'000     RMB'000      US$'000
   Building   ...........................    5,624       7,886         951
   Machinery and equipment   ............   34,453      37,395       4,511
   Office equipment .....................       12         260          31
   Furniture and fixtures ...............      340         372          45
   Motor vehicles   .....................      756       1,306         158
                                            ------      ------       -----
                                            41,185      47,219       5,696
   Less: Accumulated depreciation  ......   (2,370)     (6,439)       (777)
                                            ------      ------       -----
                                            38,815      40,780       4,919
   Add: Construction-in-progress   ......       98       1,430         173
                                            ------      ------       -----
   Net book value   .....................   38,913      42,210       5,092
                                            ======      ======       =====

     A related company possesses the land use right of the piece of land on which Dnon Tech's building is located. During the years ended December 31, 1995 and 1996, the land was provided by the related company to Dnon Tech for rental charges of approximately RMB36,000 and RMB43,200 respectively. The Companies' directors believe that the rental costs approximate fair market rental.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                NOTES TO THE FINANCIAL STATEMENTS -- (Continued)


7. PROPERTY, PLANT AND EQUIPMENT (Continued)

     A joint venture partner possesses the land use right of the piece of land on which Yantai Daewoo's building is located.

     As of December 31, 1996, certain machinery and equipment with a total net book value of approximately RMB6,274,000 were pledged to a bank as security for the Companies' short-term bank loans.


8. DEFERRED TAX ASSETS

     Deferred tax assets mainly represented the taxation effect of the adjustments made to the financial statements of the Companies to conform to US GAAP and other adjustments made to the statutory financial statements of the Companies. Such amounts, individually and in the aggregate, were not material to the accompanying combined balance sheets.


9. SHORT-TERM BANK LOANS

     Short-term bank loans are denominated in Renminbi or United States dollars, and are secured by corporate guarantees given by a related company and pledges of certain machinery and equipment of the Companies. Short-term bank loans are repayable within three to six months and are renewable with the consent of the relevant banks. Weighted average interest rates with respective to the short-term bank loans as of December 31, 1995 and 1996 were 9.9% and 8.9%, respectively.


10. DEDICATED CAPITAL

     According to the rules and regulations for Sino-foreign equity joint venture enterprises, when distributing net income of each year, the Companies shall set aside a portion of their net income as reported in their statutory accounts for the statutory general reserve fund and enterprise expansion fund, such portion being determined at the discretion of the Boards of Directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

     For the years ended December 31, 1994, 1995 and 1996, the directors proposed the following appropriations to statutory reserves:


                                                                December 31,
                                                      -------------------------------
     Statutory reserves             Percentage         1995        1996        1996
------------------------------   ------------------   -------     -------     -------
                                                      RMB'000     RMB'000     US$'000
   General reserve fund          10% for Dnon Tech
                                 and 5% for Yantai
                                 Daewoo                  --          305         37
   Enterprise expansion fund     Same as above           --          305         37
                                                         --          ---         --
   Total                                                 --          610         74
                                                         ==          ===         ==

11. DISTRIBUTION OF NET INCOME

     According to the Articles of Association of the Companies, the Companies may distribute their net income as reported in the statutory accounts, after providing for discretionary dedicated capital (see Note 10), to their investors according to their respective equity interests. The net income reported in the statutory accounts, however, differs from the corresponding amounts reported under US GAAP. There was no dividend declared for the years ended December 31, 1994, 1995 and 1996. In February 1997, the Companies declared dividends of approximately RMB5,094,000.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                NOTES TO THE FINANCIAL STATEMENTS -- (Continued)


12. RELATED PARTY TRANSACTIONS

     a. Summary of related party transactions

                                                               For the year ended December 31,
                                                             ----------------------------------
                                                              1995        1996           1996
                                                             -------     -------        -------
                                                             RMB'000     RMB'000        US$'000
   Sales to
    -- a joint venture partner  ...........................   38,788      77,863         9,392
    -- a related company  .................................    1,207       8,223           992
   Raw materials purchased from
    -- a joint venture partner  ...........................    3,965         124            15
    -- a related company  .................................    3,011         464            56
   Fixed assets purchased from
    -- joint venture partners   ...........................      910          --            --
    -- a related company  .................................       16         359            43
   Rental expenses paid to a related company   ............       36          43             5
   Management fees paid to a related company   ............       --         112            14
   Interest income received from a related company   ......       16          10             1
   Interest expenses paid to
    -- a joint venture partner  ...........................       --         307            37
    -- related companies  .................................      151         409            49
   Interest rates charged on inter-company balances
    (per annum)  ..........................................    10.98%      10.98%        10.98%

     Xianyang Pianzhuan provided sales, administrative, and research and development services to the Companies and paid the remuneration and compensation of the Companies' directors and officers. Xianyang Pianzhuan allocated all the costs incurred for the Companies and other related companies in the form of management fees based on the sales amount of the respective companies relative to the total sales amounts of all such companies. The Companies' directors are of the opinion that the above method of allocation is reasonable and that the costs that would have been incurred if the Companies were operated as an unaffiliated entity would approximate the management fees charged by Xianyang Pianzhuan.

     b. Related company balances

     As of December 31, 1996, except for an amount due to a joint venture partner of approximately RMB8,884,000 and the amounts due to related companies of approximately RMB5,128,000 which bore interest at 10.98% per annum, all outstanding balances with joint venture partners and related companies were unsecured, non-interest bearing and had no fixed repayment terms.


13. RETIREMENT PLAN

     As stipulated by the regulations of the PRC government, the Companies have joined defined contribution retirement plans for all of their staff. Under these plans, all staff are entitled to a fixed life-long pension equal to their basic salaries at their retirement dates. The Companies are required to make specific contributions to a state-sponsored retirement plan at approximately 18% of the basic salaries of the staff through a related party. The Companies have no future obligations for pensions or any post-retirement benefits beyond the annual contributions made. The PRC government is responsible for the ultimate pension liabilities to those retired employees. During the years ended December 31, 1995 and 1996, the Companies made total pension contributions of approximately RMB84,000 and RMB87,000, respectively.


14. OBLIGATION AND COMMITMENTS

     As of December 31, 1996, the Companies had total outstanding capital commitments for construction of factory premises and purchases of machinery and equipment of approximately RMB7,202,000.

            XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
               AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                NOTES TO THE FINANCIAL STATEMENTS -- (Continued)


14. OBLIGATION AND COMMITMENTS (Continued)

     As of December 31, 1996, the Companies had outstanding commitments under an operating lease with a related company for the rental of a building of approximately RMB43,000 for the years ending December 31, 1997 to 2001 and of approximately RMB140,000 for the subsequent years to 2005.


15. FINANCIAL INSTRUMENTS

     The carrying amounts of the Companies' cash, accounts receivable and due from (to) related parties approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.


16. SEGMENT INFORMATION

     Analysis of sales by geographical location is as follows:

                       For the year ended December 31,
                      --------------------------------
                       1995        1996        1996
                      -------     -------     -------
                      RMB'000     RMB'000     US$'000
   Korea .........     38,788      77,863       9,392
   The PRC  ......      1,209       8,499       1,025
                       ------      ------      ------
   Total .........     39,997      86,362      10,417
                       ======      ======      ======


     Analysis of sales by customers is as follows:

                                For the year ended December 31,
                                -------------------------------
                                 1995        1996        1996
                                -------     -------     -------
                                RMB'000     RMB'000     US$'000
   Korea Daewoo ............     38,788      77,863       9,392
   A related company  ......      1,207       8,223         992
   Others ..................          2         276          33
                                 ------      ------      ------
   Total  ..................     39,997      86,362      10,417
                                 ======      ======      ======


     Analysis of sales by products is as follows:

                                   For the year ended December 31,
                                   -------------------------------
                                    1995        1996        1996
                                   -------     -------     -------
                                   RMB'000     RMB'000     US$'000
   Deflection yokes   .........     38,788      77,863       9,392
   Enameled copper wire  ......      1,209       8,499       1,025
                                    ------      ------      ------
   Total  .....................     39,997      86,362      10,417
                                    ======      ======      ======


     Analysis of operating income by products is as follows:

                                   For the year ended December 31,
                                 ---------------------------------
                                   1995       1996          1996
                                 --------    -------      -------
                                 RMB'000     RMB'000      US$'000
    Deflection yokes   ........      800       7,642          922
   Enameled copper wire  ......     (160)      1,142         1307
                                    ----       -----        -----
   Total  .....................      640       8,784        1,059
                                    ====       =====        =====

     Analysis of depreciation expenses by products is as follows:


                                    For the year ended December 31,
                                    -------------------------------
                                     1995        1996       1996
                                    -------     -------    -------
                                    RMB'000     RMB'000    US$'000
   Deflection yokes ............     1,913       3,308       399
   Enameled copper wire   ......       448         761        92
                                     -----       -----       ---
   Total   .....................     2,361       4,069       491
                                     =====       =====       ===


     Analysis of total assets attributed to each products is as follows:

                                   For the year ended December 31,
                                   -------------------------------
                                    1995        1996        1996
                                   -------     -------     -------
                                   RMB'000     RMB'000     US$'000
   Deflection yokes ............    46,702      62,406      7,528
   Enameled copper wire   ......    13,956      16,377      1,975
                                    ------      ------      -----
   Total   .....................    60,658      78,783      9,503
                                    ======      ======      =====

17. MERGER AGREEMENTS

     During December 1996, the shareholders of the Companies entered into two separate definitive agreements with Asia Electronics Holding Co. Inc. ("Asia Electronics"), a related company, under which Asia Electronics agreed to acquire 90% equity interest in Dnon Tech and 70% equity interest in Yantai Daewoo for US$2,700,000 (equivalent to approximately RMB22,383,000) and US$2,800,000 (equivalent to approximately RMB23,212,000), respectively.

                        ASIA ELECTRONICS HOLDING CO. INC.

               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")


            INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF

                                  JUNE 30, 1997

                       ASIA ELECTRONICS HOLDING CO. INC.
              (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

                        CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
             (Amounts in thousands except per share and share data)
                                   (Unaudited)


                                                                  RMB            US$
Sales to
 --a related company    ....................................       91,776         11,071
 --others   ................................................       19,667          2,372
                                                                ---------      ---------
                                                                  111,443         13,443
                                                                ---------      ---------
Cost of goods sold   .......................................      (80,775)        (9,744)
Selling and administrative expenses    .....................       (3,356)          (405)
Interest expenses, net  ....................................       (2,363)          (285)
Other income, net    .......................................        2,102            254
                                                                ---------      ---------
Total costs and expenses   .................................      (84,392)       (10,180)
                                                                ---------      ---------
Income before income taxes .................................       27,051          3,263
Provision for income taxes    ..............................       (5,434)          (655)
                                                                ---------      ---------
Income after income taxes  .................................       21,617          2,608
Minority interest    .......................................       (5,333)          (643)
                                                                ---------      ---------
Net income  ................................................       16,284          1,965
                                                                =========      =========
Net income per common share   ..............................         3.36           0.41

Weighted average number of common shares outstanding  ......    4,850,000      4,850,000






   The accompanying notes are an integral part of these financial statements.


     Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                       ASIA ELECTRONICS HOLDING CO. INC.
              (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

      CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1996 AND JUNE 30, 1997
                             (Amounts in thousands)


                                                                  December 31,          June 30,
                                                               -----------------   ------------------
                                                                1996       1996     1997        1997
                                                               ------     ------   -------     ------
                                                                RMB        US$       RMB         US$
                                                                                       (Unaudited)
                                     ASSETS
Current assets:
 Cash  ...................................................      8,935      1,078     9,758      1,177
 Accounts receivable  ....................................     15,713      1,895    15,752      1,900
 Due from related companies    ...........................     31,926      3,851    71,502      8,625
 Inventories    ..........................................     21,065      2,541     6,036        728
 Prepayments and other current assets   ..................      1,592        192     1,746        211
 Value-added tax credit  .................................      4,575        552     4,575        552
                                                               ------     ------   -------     ------
   Total current assets  .................................     83,806     10,109   109,369     13,193
 Property, plant and equipment, net  .....................      6,337        764     5,901        712
                                                               ------     ------   -------     ------
   Total assets    .......................................     90,143     10,873   115,270     13,905
                                                               ======     ======   =======     ======
                        LIABILITIES AND INVESTORS' EQUITY
Current liabilities:
 Short-term bank loans   .................................     14,749      1,779    12,436      1,500
 Accrued expenses  .......................................      6,072        732     8,292      1,000
 Value-added tax payable    ..............................      2,401        290     8,801      1,062
 Income taxes payable    .................................      3,628        438     6,924        835
 Deferred taxation    ....................................        669         81       669         81
                                                               ------     ------   -------     ------
   Total current liabilities   ...........................     27,519      3,320    37,122      4,478
Negative goodwill  .......................................     18,369      2,215    17,450      2,105
Deferred taxation  .......................................        981        118     1,229        148
                                                               ------     ------   -------     ------
   Total liabilities  ....................................     46,869      5,653    55,801      6,731
                                                               ------     ------   -------     ------
Minority interest  .......................................     15,718      1,896    15,629      1,885
                                                               ------     ------   -------     ------
Investors' equity:
 Common stock, par value US$0.01 each, 30,000,000
  shares authorized; 4,850,000 shares outstanding   ......        398         48       402         49
 Additional paid-in capital    ...........................     27,158      3,276    27,170      3,277
 Retained earnings    ....................................         --         --    16,268      1,963
                                                               ------     ------   -------     ------
   Total investors' equity  ..............................     27,556      3,324    43,840      5,289
                                                               ------     ------   -------     ------
   Total liabilities and investors' equity    ............     90,143     10,873   115,270     13,905
                                                               ======     ======   =======     ======

   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                       ASIA ELECTRONICS HOLDING CO. INC.
              (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                             (Amounts in thousands)
                                   (Unaudited)


                                                                  RMB            US$
Cash flows from operating activities:
Net income ................................................      16,284         1,965
Adjustments to reconcile net income to net cash provided by
 operating activities:
 Depreciation of property, plant and equipment    .........         436            52
 Amortization of negative goodwill    .....................        (919)         (110)
 Provision for deferred taxation   ........................         248            30
 Minority interest  .......................................       5,333           643
(Increase) decrease in assets:
 Accounts receivable   ....................................         (39)           (5)
 Due from related companies  ..............................     (39,576)       (4,774)
 Inventories  .............................................      15,029         1,813
 Prepayments and other current assets    ..................        (154)          (19)
Increase (decrease) in liabilities:
 Accrued expenses   .......................................       2,220           268
 Value-added tax payable  .................................       6,400           772
 Income taxes payable  ....................................       3,296           397
                                                                -------        ------
Net cash provided by operating activities   ...............       8,558         1,032
                                                                -------        ------
Cash flows from financing activities:
Repayment of short-term bank loans    .....................      (2,313)         (279)
Dividend paid to minority shareholders   ..................      (5,422)         (654)
                                                                -------        ------
Net cash used in financing activities    ..................      (7,735)         (933)
                                                                -------        ------
Net increase in cash   ....................................         823            99
Cash beginning of period  .................................       8,935         1,078
                                                                -------        ------
Cash, end of period    ....................................       9,758         1,177
                                                                =======        ======

   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

                        ASIA ELECTRONICS HOLDING CO. LTD.
               (FORMERLY KNOWN AS "ASIA ELECTRIC COMPANY LIMITED")

             CONSOLIDATED STATEMENTS OF CHANGES IN INVESTORS' EQUITY
                       FOR THE PERIOD FROM JANUARY 3, 1996
                (DATE OF INCORPORATION) TO DECEMBER 31, 1996 AND
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                             (Amounts in thousands)
                                   (Unaudited)


                                                         Additional
                                                          paid-in      Retained
                                             Capital      capital      earnings     Total
                                             -------     ----------    --------    ------
                                               RMB         RMB           RMB         RMB
Contribution from investors  ............      398        27,158           --      27,556
                                               ---        ------       ------      ------
Balance as of December 31, 1996    ......      398        27,158           --      27,556
Net income    ...........................       --            --       16,284      16,284
Capitalization issue of dividend   ......       16            --          (16)         --
Repurchase of common stock   ............      (12)           12           --          --
                                               ---        ------       ------      ------
Balance as of June 30, 1997  ............      402        27,170       16,268      43,840
                                               ===        ======       ======      ======


   The accompanying notes are an integral part of these financial statements.

                        ASIA ELECTRONICS HOLDING CO. INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION

     The accompanying interim consolidated balance sheet of Asia Electronics Holding Co. Inc. ("the Company"), incorporated in the British Virgin Islands, and subsidiaries as of June 30, 1997 and the related interim consolidated statements of income, cash flows and changes in investors' equity for the six months ended June 30, 1997 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of these interim financial statements have been included therein. Interim results are not necessarily indicative of results for the entire year.

     The interim consolidated financial statements included herein have been prepared on a basis consistent with that of the audited consolidated financial statements presented elsewhere in this document, in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

     For the purposes of these interim consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this document.


2. BUSINESS COMBINATION

     The Company acquired an 80% interest in Xianyang Daming Electronic Co., Limited ("Daming") and Xianyang Yongxin Electronic Co., Limited ("Yongxin"), both incorporated in the People's Republic of China, effective as of December 31, 1996. Pursuant to an outstanding informal agreement, the purchase price was based upon the proportionate amount of the paid-in capital of both companies at the acquisition date or approximately RMB25,895,000. The acquisition has been accounted for as a purchase, with the purchase price allocated to the proportionate fair values of the acquired assets and assumed liabilities and resulted in an excess of the net fair value of the acquired companies over the purchase price of approximately RMB43,716,000. Such excess amount has been applied, first to reduce the proportionate value of the acquired long-term assets to zero (principally property, plant and equipment), with the remainder of approximately RMB18,369,000 classified as negative goodwill in the accompanying balance sheet. The operating results of Daming and Yongxin have been included in the consolidated statement of income effective as of January 1, 1997. The following presents the unaudited pro forma effects of the acquisition on the Company's results of operations for the six months ended June 30, 1996, as if the acquisition had occurred on January 1, 1996.


                                                   For the six months ended
                                                        June 30, 1996
                                                   ------------------------
                                                     RMB'000     US$'000
Net sales  .......................................    53,756       6,484
Net income    ....................................     9,246       1,115
Net income per share   ...........................      1.91        0.23
Weighted average number of shares ('000s)   ......     4,850       4,850


3. INVENTORIES

     Inventories comprised:


                              December 31,              June 30,
                          -------------------     -------------------
                           1996        1996        1997        1997
                          -------     -------     -------     -------
                          RMB'000     US$'000     RMB'000     US$'000
Finished goods   ......    21,065      2,541       6,036       728
                           ------      -----       -----       ---
Total   ...............    21,065      2,541       6,036       728
                           ======      =====       =====       ===

                       ASIA ELECTRONICS HOLDING CO. INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4. NET INCOME PER COMMON SHARE

     Net income per common share has been computed based upon the weighted average number of shares outstanding for the applicable period. The Company has no dilutive securities or common stock equivalents.


5. NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "net income per common share", which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 specifies the computation, presentation and disclosure requirement for basic and diluted income per share. This statement will be adopted by the Company in connection with its consolidated financial statements for the year ending December 31, 1997. The adoption of this new standard will have no effect on the net income per common share for the period ended June 30, 1997.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
                AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.




              INTERIM UNAUDITED COMBINED FINANCIAL STATEMENTS AS OF
                                  JUNE 30, 1997

            XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
               AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                         COMBINED STATEMENTS OF INCOME
                FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997
                             (Amounts in thousands)
                                  (Unaudited)


                                                    For the six months ended June 30,
                                                  -------------------------------------
                                                    1996          1997            1997
                                                  -------        -------         ------
                                                    RMB            RMB           US$
 Sales to
  --a joint venture partner   ...............      31,828         34,570          4,170
  --a related company   .....................       2,904         14,853          1,792
  --others  .................................          96             16              2
                                                  -------        -------         ------
                                                   34,828         49,439          5,964
 Cost of goods sold  ........................     (30,911)       (41,063)        (4,953)
 Selling and administrative expenses   ......      (1,517)        (2,356)          (284)
 Interest expenses, net    ..................        (728)        (1,307)          (158)
 Other income, net   ........................         350            314             37
                                                  -------        -------         ------
 Total costs and expenses  ..................     (32,806)       (44,412)        (5,358)
                                                  -------        -------         ------
 Income before income taxes   ...............       2,022          5,027            606
 Provision for income taxes   ...............          87             79             10
                                                  -------        -------         ------
 Net income    ..............................       2,109          5,106            616
                                                  =======        =======         ======


   The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
               AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

        COMBINED BALANCE SHEETS AS OF DECEMBER 31, 1996 AND JUNE 30, 1997
                             (Amounts in thousands)


                                                         December 31,          June 30,
                                                       ----------------     --------------
                                                        1996      1996       1997     1997
                                                       ------     -----     ------   -----
                                                        RMB        US$        RMB     US$
                                                                              (Unaudited)
                                     ASSETS
Current assets:
 Cash   ..........................................      4,946       597      6,223     751
 Accounts receivable   ...........................        127        15        186      22
 Due from joint venture partners   ...............      8,255       996      8,336   1,006
 Inventories  ....................................     15,450     1,864     14,939   1,802
 Deposits  .......................................      4,033       486         --      --
 Prepayments and other assets   ..................      1,717       207      1,534     185
 Prepaid value-added tax  ........................        267        32         --      --
                                                       ------     -----     ------   -----
  Total current assets    ........................     34,795     4,197     31,218   3,766
Property, plant and equipment, net    ............     42,210     5,092     48,087   5,801
Other assets  ....................................      1,408       170      1,373     166
Deferred tax assets    ...........................        370        45        449      54
                                                       ------     -----     ------   -----
  Total assets   .................................     78,783     9,504     81,127   9,787
                                                       ======     =====     ======   =====

                        LIABILITIES AND INVESTORS' EQUITY
Current liabilities:
 Short-term bank loans    ........................     13,560     1,636      7,250     875
 Accounts payable   ..............................      2,190       264      4,656     562
 Due to joint venture partners  ..................      8,884     1,072      9,395   1,133
 Due to related companies    .....................      8,446     1,019      9,382   1,132
 Accrued expenses   ..............................      1,056       127      1,402     169
 Value-added tax payable  ........................         --        --        639      77
 Dividend payable   ..............................         --        --      3,744     452
                                                       ------     -----     ------   -----
  Total liabilities    ...........................     34,136     4,118     36,468   4,400
                                                       ------     -----     ------   -----
Investors' equity:
 Capital   .......................................     39,062     4,712     39,062   4,712
 Dedicated capital  ..............................        610        74        610      74
 Retained earnings  ..............................      4,975       600      4,987     601
                                                       ------     -----     ------   -----
  Total investors' equity    .....................     44,647     5,386     44,659   5,387
                                                       ------     -----     ------   -----
  Total liabilities and investors' equity   ......     78,783     9,504     81,127   9,787
                                                       ======     =====     ======   =====

   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
               AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                        COMBINED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997
                             (Amounts in thousands)
                                   (Unaudited)



                                                                  For the six months ended June 30,
                                                                 ----------------------------------
                                                                  1996          1997          1997
                                                                 ------         ------       ------
                                                                   RMB           RMB           US$
 Cash flows from operating activities:
 Net income  ................................................     2,109          5,106          616
 Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
  Depreciation of property, plant and equipment  ............     1,929          2,320          280
  Amortization of other assets    ...........................       159            214           26
  Deferred tax assets    ....................................       (87)           (79)         (10)
 (Increase) decrease in assets:
  Accounts receivable    ....................................      (112)           (59)          (7)
  Due from joint venture partners    ........................      (475)           (81)         (10)
  Inventories   .............................................    (5,730)           511           62
  Deposits   ................................................        --          4,033          486
  Prepayments and other assets    ...........................    (1,075)           183           22
  Prepaid value-added tax   .................................       (55)           267           32
 Increase (decrease) in liabilities:
  Accounts payable    .......................................     2,950          2,466          298
  Due to joint venture partners   ...........................    (3,662)           511           61
  Due to related companies  .................................     2,735            936          113
  Accrued expenses    .......................................      (100)           346           42
  Value-added tax payable   .................................        --            639           77
                                                                 ------         ------       ------
  Net cash (used in) provided by operating activities            (1,414)        17,313        2,088
                                                                 ------         ------       ------
 Cash flows from investing activities:
 Acquisition of property, plant and equipment    ............    (3,648)        (8,197)        (989)
 Additions of other assets  .................................        (9)          (179)         (22)
                                                                 ------         ------       ------
  Net cash used in investing activities    ..................    (3,657)        (8,376)      (1,011)
                                                                 ------         ------       ------
 Cash flows from financing activities:
 Repayment of short-term bank loans  ........................     2,360         (6,310)        (761)
 Contributions from investors  ..............................       600             --           --
 Dividend paid  .............................................        --         (1,350)        (162)
                                                                 ------         ------       ------
 Net cash provided by (used in) financing activities   ......     2,960         (7,660)        (923)
                                                                 ------         ------       ------
 Net (decrease) increase in cash  ...........................    (2,111)         1,277          154
 Cash, beginning of period  .................................     4,863          4,946          597
                                                                 ------         ------       ------
 Cash, end of period  .......................................     2,752          6,223          751
                                                                 ======         ======       ======


   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi (RMB) into United States dollars (US$) for the convenience of the reader has been made at the unified exchange rate quoted by the Bank of China on June 30, 1997 of US$1.00 = RMB8.2900. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate on June 30, 1997 or at any other certain rate.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
               AND YANTAI DAEWOOD ELECTRONIC COMPONENTS CO., LTD.

               COMBINED STATEMENTS OF CHANGES IN INVESTORS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
                       THE SIX MONTHS ENDED JUNE 30, 1997
                             (Amounts in thousands)




                                                                           (Accumulated
                                                                              deficit)
                                                               Dedicated      Retained
                                                   Capital      capital       earnings        Total
                                                   -------     ---------   ------------       ------
                                                    RMB          RMB            RMB            RMB
Balance as of December 31, 1995 ...............     36,702         --          (1,287)        35,415
Net income    .................................         --         --           6,872          6,872
Contribution from investors  ..................      2,360         --              --          2,360
Transfer to dedicated capital   ...............         --        610            (610)            --
                                                    ------        ---          ------         ------
Balance as of December 31, 1996 ...............     39,062        610           4,975         44,647
Dividends (unaudited)  ........................         --         --          (5,094)        (5,094)
Net income (unaudited) ........................         --         --           5,106          5,106
                                                    ------        ---          ------         ------
Balance as of June 30, 1997 (unaudited)  ......     39,062        610           4,987         44,659
                                                    ======        ===          ======         ======


   The accompanying notes are an integral part of these financial statements.

             XIANYANG DNON TECH SPECIAL ELECTRO TECHNIQUE CO., LTD.
               AND YANTAI DAEWOO ELECTRONIC COMPONENTS CO., LTD.

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION

     The accompanying interim combined balance sheet of Xianyang Dnon Tech Special Electro Technique Co., Ltd. and Yantai Daewoo Electronic Components Co., Ltd., both incorporated in the People's Republic of China, as of June 30, 1997 and the related interim combined statements of income, cash flows and changes in investors' equity for the six months ended June 30, 1997 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of these interim financial statements have been included therein. Interim results are not necessarily indicative of results for the entire year.

     The interim combined financial statements included herein have been prepared on a basis consistent with that of the audited combined financial statements presented elsewhere in this document, in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

     For the purposes of these interim combined financial statements, certain information and disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. These unaudited interim financial statements should be read in conjunction with the audited combined financial statements and notes thereto included elsewhere in this document.


2. INVENTORIES

     Inventories comprised:

                                 December 31,             June 30,
                              ------------------     -------------------
                               1996       1996        1997        1997
                              -------    -------     -------     -------
                              RMB'000    US$'000     RMB'000     US$'000
Raw materials   .........      9,128      1,101       10,222      1,233
Work-in-progress   ......        561         68          277         33
Finished goods  .........      5,479        661        4,440        536
Consumables  ............        282         34           --         --
                              ------      -----       ------      -----
Total  ..................     15,450      1,864       14,939      1,802
                              ======      =====       ======      =====

================================================================================

     No dealer, salesperson, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                -----------------

                                TABLE OF CONTENTS


                                                           Page
                                                           ----
Prospectus Summary  .................................        3
Risk Factors  .......................................        8
Enforceability of Civil Liabilities and Certain
   Foreign Issuer Considerations   ..................       15
Financial Statements and Currency Presentation ......       16
Use of Proceeds  ....................................       17
Dilution   ..........................................       18
Capitalization   ....................................       19
Dividend Policy  ....................................       19
Unaudited Pro Forma Consolidated
   Financial Information  ...........................       20
Selected Consolidated Financial Data of the
   Company (Historical)   ...........................       26
Selected Combined Financial Data of Yongxin
   and Daming .......................................       27
Selected Combined Financial Data of Yantai
   and Dnon Tech    .................................       28
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations .......................................       29
Business   ..........................................       36
Management ..........................................       44
Principal Shareholders ..............................       46
Certain Relationships and Related
   Transactions  ....................................       47
Capital Stock .......................................       50
Shares Eligible for Future Sale .....................       51
Taxation   ..........................................       52
Underwriting  .......................................       57
Legal Matters .......................................       59
Experts .............................................       59
Additional Information ..............................       59
Index to Financial Statements   .....................       F-1


     Until , 1997 (25 days after the date of this Prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


================================================================================


                                4,000,000 Shares



                        ASIA ELECTRONICS HOLDING CO. INC.

                                  Common Shares


                                   ----------
                                   PROSPECTUS
                                   ----------




                          BARINGTON CAPITAL GROUP, L.P.
                         VALUE INVESTING PARTNERS, INC.


                                September , 1997


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.

     The following table sets forth an itemized statement of all estimated expenses in connection with the registration, offering and sale of the securities being registered hereby other than underwriting discounts and commissions.



SEC registration fee    ....................................   $13,085
NASD and NASDAQ fees    ....................................    44,444
Accounting fees and expenses  ..............................   300,000
Legal fees and expenses    .................................   300,000
Blue sky fees and expenses (including counsel fees)   ......    20,000
Printing and engraving expenses  ...........................   100,000
Transfer agent's fees   ....................................     1,500
Miscellaneous expenses  ....................................   120,971
                                                               -------
  Total  ...................................................   900,000
                                                               =======


Item 14. Indemnification of Directors and Officers

     As in most United States jurisdictions, the board of directors of a British Virgin Islands company is charged with the management and affairs of the company and, subject to any limitations to the contrary in the Memorandum of Association of the Company, the Board of Directors is entrusted with the power to manage the business and affairs of the Company. In most United States jurisdictions, directors owe a fiduciary duty to the company and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the company and refrain from conduct that injures the company or its shareholders or that deprives the company or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, liability of a director to the company is basically limited to cases of wilful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under its Memorandum of Association, the Company is authorized to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or liquidator of the Company, provided such person acted honestly and in good faith and with a view to the best interests of the Company and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. The Company's Memorandum of Association also permits the Company to indemnify any director, officer or liquidator of the Company who was successful in any proceeding against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding, where such person met the standard of conduct described in the preceding sentence.

     The Company has provisions in its Memorandum of Association that insure or indemnify, to the full extent allowed by the laws of the Territory of the British Virgin Islands, directors, officers, employees, agents or persons serving in similar capacities in other enterprises at the request of the Company.

     The Company intends to obtain a directors' and officers' insurance policy.



Item 15. Recent Sales of Unregistered Securities.


     On December 31, 1996, Mr. To purchased 4,512,000 shares of Common Stock for $3,321,000 and FPRI purchased 288,000 shares of Common Stock in consideration for services rendered to the Company valued at $199,200. These sales were exempt from registration pursuant to, inter alia, Section 4(2) of the Securities Act of 1933 as not involving any public offering. In addition, on June 24, 1997, Mr. To received 47,000 shares of Common Stock and FPRI received 3,000 shares of Common Stock as a result of a dividend declared by the Company and a gift from the shareholders to the Company. The number of shares set forth in this Item 15 reflect the stock split referred to in the Prospectus.

Item 16. Exhibits and Financial Statement Schedules.



(a) Exhibits:                                                                                       Page

+   1.1  Form of Underwriting Agreement
+   2.1  Agreement between the Company and Xianyang Pianzhuan Development Co., Inc. (Yongxin)
+   2.2  Agreement between the Company and Xianyang Pianzhuan Development Co., Inc. (Daming)
+   2.3  Agreement among Pianzhuan Group, Tomei and Muping Gold Industry Company (Yantai)
+   2.4  Agreement of Acquisition among the Company, Pianzhuan Group and Tomei (Yantai)
+   2.5  Agreement among Xianyang Deflection Group Corp., Xian Jiao Tong University Electrical
         Engineering Co., Hong Kong Wainlink Enterprises Limited and Dea Tech (Dnon Tech)
+   2.6  Agreement among Xianyang Pianzhuan Group Corp., Hong Kong Weilin Industrial Co., Ltd., and
         Xian Jiao Tong University Electrical Engineering Co., Ltd.
+   3.1  Memorandum of Association of the Company
+   3.2  Articles of Association of the Company
+   3.3  Articles of Association of Yongxin
+   3.4  Approval Certificate of Yongxin Joint Venture
+   3.5  Business License of Yongxin
+   3.6  Approval of Application dated September 11, 1993 (Yongxin)
+   3.7  Approval of Application No. 1994, 081 (Yongxin)
+   3.8  Approval of Application No. 1996, 062 (Yongxin)
+   3.9  Approval of Application No. 1996, 084 (Yongxin)
+  3.10  Articles of Association of Daming
+  3.11  Approval Certificate of Daming Joint Venture
+  3.12  Business License of Daming
+  3.13  Approval of Application No. 1996, 052 (Daming)
+  3.14  Approval of Application No. 1996, 088 (Daming)
+  3.15  Articles of Association of Yantai
+  3.16  Business License of Yantai
+  3.17  Approval Certificate of Yantai Joint Venture (1995)
+  3.18  Articles of Association of Dnon Tech
+  3.19  Business License of Dnon Tech
+  3.20  Approval of Application No. 1994, 20 (Dnon Tech)
   3.21  Certificate of Change of Name
    5.1  Opinion of Harney, Westwood & Riegels
    8.1  Opinion of Harney, Westwood & Reigels
    8.2  Opinion of Jun He Law Office
    8.3  Opinion of Proskauer Rose LLP
+  10.1  Form of Employment Agreement among the Company and Du Qingsong
+  10.2  1997 Employee Stock Option Plan
+  10.3  Shareholders' Agreement
+  10.4  Agreement among the Company and Pianzhuan Group
+  10.5  Agreement of Lease between Pianzhuan Group and Yongxin
+  10.6  Form of Agreement of Lease between Pianzhuan Group and Daming
+  10.7  Agreement of Lease between Pianzhuan Group and Dnon Tech
+  10.8  Agreement of Lease between Weihai Electronic Industrial Park Weishi Corp. and Daming
+  10.9  Term Loan Agreement between Daming and the Construction Bank of China
+ 10.10  Loan Guarantee of Pianzhuan Group
+ 10.11  Loan Collateral Agreement between Daming and the Construction Bank of China
+ 10.12  Agreement of Extension of Loan Repayment among Daming, Pianzhuan Group and the
         Construction Bank of China
+ 10.13  License Agreement among Daming, Yongxin and Pianzhuan Group
+ 10.14  License Agreement of Color Display Tube Equipment and Technology between Yongxin and
         Nichimen Corporation
+ 10.15  Form of Representatives' Options
+ 10.16  Form of Advisor Options

+10.17   Form of Agreement among the Company and the Members of Pianzhuan Group
+ 21.1   Subsidiaries
  23.1   Consent of Harney, Westwood & Riegels (included in Exhibit 5.1 and 8.1)
  23.2   Consent of Arthur Andersen & Co.
+ 23.3   Consent of Robert Adler
+ 23.4   Consent of Hans Decker
  23.5   Consent of Jun He Law Office (included in Exhibit 8.2)
  23.6   Consent of Proskauer Rose LLP (included in Exhibit 8.3)
+   24   Power of Attorney (see page II-5)
+ 99.1   by Representation of the Company concerning Foreign Language Documents

--------------
+ Previously filed.



(b) Financial Statement Schedules:

     Financial statement schedules are omitted because the information required is not applicable or is included in the financial statements or notes thereto.


Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) To file a post-effective amendment to the registration statement to include any financial statements required by Regulation 210.3-19 under the Securities Act of 1933 at the start of a delayed offering or throughout a continuous offering. Financial statements and information otherwise required by
Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of these financial statements.

      (5) To provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (6)(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Xianyang, People's Republic of China, on this 18th day of September, 1997.


                                       ASIA ELECTRONICS HOLDING CO. INC.



                                       By: /s/ Du Qingsong*
                                          ----------------------------------
                                          Du Qingsong
                                          Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 Registration Statement has been signed by the following persons in their capacities on September 18th, 1997.



   /s/   Du Qingsong*
----------------------------      Chairman of the Board and Chief Executive
         Du Qingsong              Officer (Principal Executive Officer)

   /s/   Li Lianjie*
----------------------------      Vice Chairman of the Board and Chief
         Li Lianjie               Operating Officer


   /s/   Mary Xia
----------------------------      Authorized Representative in the United States,
         Mary Xia                 Director

   /s/   To Shing Hoi*
----------------------------      Director
         To Shing Hoi

   /s/   Fan Baiyan*
----------------------------      Chief Financial Officer (Principal Accounting and
         Fan Baiyan               Financial Officer)

   /s/   Hou Yibin*
----------------------------      Director
         Hou Yibin


* By Mary Xia, as Attorney-in-Fact

                                  EXHIBIT INDEX


 EXHIBIT
  NUMBER       DESCRIPTION                                                                  PAGE
------------   --------------------------------------------------------------------------   -----
    +1.1       Form of Underwriting Agreement
    +2.1       Agreement between the Company and Xianyang Pianzhuan Development Co.,
               Inc. (Yongxin)
    +2.2       Agreement between the Company and Xianyang Pianzhuan Development Co.,
               Inc. (Daming)
    +2.3       Agreement among Pianzhuan Group, Tomei and Muping Gold Industry
               Company (Yantai)
    +2.4       Agreement of Acquisition among the Company, Pianzhuan Group and Tomei
               (Yantai)
    +2.5       Agreement among Xianyang Deflection Group Corp., Xian Jiao Tong
               University Electrical Engineering Co., Hong Kong Wainlink Enterprises
               Limited and Dea Tech
    +2.6       Agreement among Pianzhuan Group, Hong Kong Weilin Industrial Co., Ltd.,
               and Xian Jiao Tong University Electrical Engineering Co., Ltd.
    +3.1       Memorandum of Association of the Company
    +3.2       Articles of Association of the Company
    +3.3       Articles of Association of Yongxin
    +3.4       Approval Certificate of Yongxin Joint Venture
    +3.5       Business License of Yongxin
    +3.6       Approval of Application dated September 11, 1993 (Yongxin)
    +3.7       Approval of Application No. 1994, 081 (Yongxin)
    +3.8       Approval of Application No. 1996, 062 (Yongxin)
    +3.9       Approval of Application No. 1996, 084 (Yongxin)
   +3.10       Articles of Association of Daming
   +3.11       Approval Certificate of Daming Joint Venture
   +3.12       Business License of Daming
   +3.13       Approval of Application No. 1996, 052 (Daming)
   +3.14       Approval of Application No. 1996, 088 (Daming)
   +3.15       Articles of Association of Yantai
   +3.16       Business License of Yantai
   +3.17       Approval Certificate of Yantai Joint Venture (1995)
   +3.18       Articles of Association of Dnon Tech
   +3.19       Business License of Dnon Tech
   +3.20       Approval of Application No. 1994, 20 (Dnon Tech)
    3.21       Certificate of Change of Name
     5.1       Opinion of Harney, Westwood & Riegels
     8.1       Opinion of Harney, Westwood & Riegels
     8.2       Opinion of Jun He Law Office
     8.3       Opinion of Proskauer Rose LLP
   +10.1       Form of Employment Agreement among the Company and Du Qingsong
   +10.2       1997 Employee Stock Option Plan
   +10.3       Shareholders' Agreement
   +10.4       Agreement among the Company and Pianzhuan Group
   +10.5       Agreement of Lease between Pianzhuan Group and Yongxin
   +10.6       Agreement of Lease between Pianzhuan Group and Daming
   +10.7       Agreement of Lease between Pianzhuan Group and Dnon Tech
   +10.8       Agreement of Lease between Weihai Electronic Industrial Park Weishi Corp.
               and Daming
   +10.9       Term Loan Agreement between Daming and the Construction Bank of China
  +10.10       Loan Guarantee of Pianzhuan Group
  +10.11       Loan Collateral Agreement between Daming and the Construction Bank of
               China

 EXHIBIT
  NUMBER       DESCRIPTION                                                            PAGE
------------   --------------------------------------------------------------------   -----
  +10.12       Form of Agreement of Extension of Loan Repayment among Daming,
               Pianzhuan Group and the Construction Bank of China
  +10.13       License Agreement among Daming, Yongxin and Pianzhuan Group
  +10.14       License Agreement of Color Display Tube Equipment and Technology
               between Yongxin and Nichimen Corporation
  +10.15       Form of Representatives' Options
  +10.16       Form of Advisor Options
  +10.17       Form of Agreement among the Company and the Members of Pianzhuan
               Group
   +21.1       Subsidiaries
   +23.1       Consent of Harney Westwood & Riegels (included in Exhibit 5.1 and 8.1)
    23.2       Consent of Arthur Andersen LLP
   +23.3       Consent of Robert Adler
   +23.4       Consent of Hans Decker
    23.5       Consent of Jun He Law Office (included in Exhibit 8.2)
    23.6       Consent of Proskauer Rose LLP (included in Exhibit 8.3)
     +24       Power of Attorney (see page II-5)
   +99.1       Representation of the Company concerning Foreign Language Documents

--------------
+ Previously filed.